Exhibit 99.2

Alibaba

ENVIRONMENTAL, SOCIAL AND GOVERNANCE REPORT 2026





Contents

Governance

Standardizing Corporate Governance

Environmental

Protecting the Environment

Social

Supporting Our People

Providing Responsible Products for Consumers

Building Digital Intelligent Platforms for Enterprise Customers

Giving Back to Society and Communities

Maintaining Business Integrity

Our mission

To make it easy to do business anywhere

Our founders started our company to champion small businesses, in the belief that the Internet would level the playing field by enabling small enterprises to leverage innovation and technology to grow and compete more effectively in domestic and global economies. We believe that concentrating on customer needs and solving their problems - whether those customers are consumers, merchants or enterprises - ultimately will lead to the best outcome for our business. In the digital era, we are staying true to our mission by helping our customers and business partners harness the power of digital technology, AI and cloud infrastructure to optimize operations, unlock new opportunities and drive innovation. Our decisions are guided by how they serve our mission over the long term, not by the pursuit of short-term gains.

Our vision

We do not pursue size or power; we aspire to be a good company that will last for 102 years.

For a company that was founded in 1999, lasting for 102 years means we will have spanned three centuries, an achievement that few companies can claim. Our culture, business models and systems are built to last, so that we can achieve sustainability in the long run.


你的梦想开始的地方
1999年，湖畔花园
18个人在居民楼里争论着一个叫

Our values

Our values are fundamental to the way we operate and how we recruit, evaluate and compensate our people.

Customers first, employees second, shareholders third

This reflects our choice of what’s important, in order of priority. Only by creating sustained customer value can employees grow and shareholders achieve long-term benefit.

Trust makes everything simple

Trust is both the most precious and fragile thing in the world. The story of Alibaba is a story of building and cherishing trust. Complexity begets complexity, and simplicity breeds simplicity. Aliren (阿里人) are straightforward - what you see is what you get. With trust, there is no second-guessing or suspicion, and the result is simplicity and efficiency.

Change is the only constant

Whether you change or not, the world is changing, our customers are changing and the competitive landscape is changing. We must face change with respect and humility. Otherwise, we will fail to see it, fail to respect it, fail to understand it and fail to catch up with it. Whether you change yourself or create change, both are the best kinds of change. Embracing change is the most unique part of our DNA.

Today’s best performance is tomorrow’s baseline

In Alibaba’s most challenging times, this spirit has helped us overcome difficulties and survive. In bad times, we know how to motivate ourselves; in good times, we dare to set "dream targets" (stretch goals). Face the future, or we regress. We must shoot for the moon, challenge ourselves, motivate ourselves and exceed ourselves.

If not now, when? If not me, who?

This was a tagline in Alibaba’s first job advertisement and became our first proverb. It is not a question, but a call of duty. This proverb symbolizes the sense of ownership that each Aliren must possess.

Live seriously, work happily

Work is now, life is forever. What you do in your job is up to you, but you have responsibility to the ones who love you. Enjoy work as you enjoy life; treat life seriously as you do work. If you live with purpose, you will find reward. You make Alibaba different and make your loved ones proud. Everyone has their own view of work and life; we respect each person’s choice. Whether you live by this value depends on how you live your life.


Customers first, employees second, shareholders third
Trust makes everything simple
Change is the only constant
If not now, when? If not me, who?
Today's best performance is tomorrow's baseline
Live seriously, work happily

A letter from our CEO

Responsible AI, Sustainable Growth

AI is rapidly becoming foundational infrastructure, as essential to modern society as water or electricity. It also represents the defining context in which environmental, social, and governance challenges must be addressed. Remaining a responsible, high-integrity company in the age of AI is the central commitment of Alibaba's ESG strategy.

The global competition for chip leadership, model capabilities, and AI applications has intensified considerably. Alibaba is targeting the frontier of AI technology development, while remaining deeply attentive to the relationship between AI progress and broader social development, ensuring that AI advances safely, reliably, and in service of people.

Over the past year, DAMO Academy's "DAMO GRAPE" model, the world's first AI system for detecting early-stage gastric cancer via non-contrast CT scans, was published in the leading peer-reviewed journal Nature Medicine. Alibaba's pioneering AI College Application Report service generated nearly 13 million personalized admissions reports for students navigating China's university application process. Our Cloud for Youth Program has funded the construction of 403 Cloud Computer Classrooms, providing teachers and students across China with access to more than 380,000 personal cloud computing accounts. We partnered with Tsinghua University to establish the Wuqiong Academy, dedicated to frontier AI research and next-generation talent development. AI is opening new avenues through previously intractable social challenges and expanding the breadth of our collaborative partnerships.

As AI adoption accelerates globally, the resilience and environmental sustainability of energy supply have become areas of significant focus

and, for us, active investment. Alibaba was the earliest proponent of green data center practices in China and the first to establish a goal of achieving 100% clean energy use across our facilities. Compared to five years ago, the proportion of clean electricity used across our self-built data centers has increased substantially, and PUE, the core metric for data center energy efficiency, has declined year over year. Over the past year, we deepened our compute-energy coordination framework, directing incremental computing capacity toward regions with more abundant, cost-effective, and low-carbon power sources. For the third consecutive year, we hosted a Digital Day event at the China Pavilion of the UN Climate Change Conference, sharing our practical progress on green cloud computing and related initiatives.

On the question of what AI will mean for future environmental, social, and governance outcomes, our considered view is that the positive impacts will substantially outweigh the challenges. One important reason is structural: in the age of AI, the energy consumed by each computation, the reach of each service interaction, and the allocation of each resource can be measured and traced with a level of precision previously unavailable. This provides global ESG governance with meaningful new granularity and new avenues for progress. As AI becomes more broadly accessible and genuinely inclusive, we believe educational disparities can be further reduced, healthcare resources can be allocated more equitably, and the overall vitality of society can continue to expand.

This is the foundational conviction that drives Alibaba's sustained and unwavering commitment to AI.



Eddie Wu
Chief Executive Officer,
Alibaba Group
June 2026



Board Statement

Alibaba has established a three-tiered ESG governance structure, consisting of the Sustainability Committee (SC), the Sustainability Steering Committee (SSC) and the ESG Working Group.

Alibaba Group's Board has established the SC to assist the Board in identifying and evaluating the Company's ESG opportunities and risks, including climate-related risks and opportunities, and in overseeing the Company's ESG strategies and goals, including the implementation and performance of ESG initiatives and projects. The SC reports regularly to the Board with respect to ESG matters.

The SSC, consisting of members of the Company's management team, is responsible for the daily execution of ESG-related work, including planning and implementing ESG strategies and goals, preparing ESG disclosure, monitoring the Company's ESG work progress and reporting to the SC. The Company has incorporated key ESG risks, including climate-related risks, into its comprehensive risk management system and delegated the ESG Working Group to monitor and manage these risks.

In fiscal year 2026, the SSC oversaw discussions with internal business teams as well as relevant external stakeholders to identify and assess the priority of different ESG topics, taking into consideration potential business and financial impacts of the ESG matter as well as the industry characteristics and business models of the Company's various businesses. The SSC formulated the Company's ESG goals for fiscal year 2027 based on these discussions and submitted them to the SC. The SC has reviewed the progress made against the ESG goals set for fiscal year 2026 and approved the goals for fiscal year 2027.

Instructions

This report mainly covers the environmental, social, and governance (hereinafter referred to as "ESG") progress of Alibaba Group Holding Limited and all its direct or indirect subsidiaries and affiliated companies from April 1, 2025 to March 31, 2026. For completeness and continuity, we also revisited and expanded some content for specific topics.

The report is prepared in accordance with the Environmental, Social and Governance Reporting Code from the Hong Kong Stock Exchange. It also refers to the United Nations 2030 Sustainable Development Goals (SDGs), the Global Reporting Initiative (GRI) Standards, the standards issued by the Sustainability Accounting Standards Board (SASB), and the Sustainability Disclosure Standards of the International Financial Reporting Standards (IFRS S1 and S2).

This report adheres to the principles of materiality, quantitative, balance, and consistency.
- Materiality: We conduct a materiality assessment to identify and evaluate ESG issues that are material to our business, our internal stakeholders, and our external stakeholders.
- Quantitative: The measurement standards, methodologies, assumptions, and/or calculation tools as well as the sources of conversion factors used for the quantitative metrics in this report are disclosed in the relevant sections (as applicable).
- Balance: This report aims to provide a balanced presentation of our work across all aspects of ESG, including Environment, Social, and Governance.
- Consistency: The methodology used to prepare this fiscal year's ESG report is consistent with that used in previous fiscal years. Any adjustments that could affect the comparability between this fiscal year's data and historical data are detailed in the relevant sections of this report.

Unless otherwise specified, all monetary amounts presented in this report are denominated in Renminbi (RMB).

This report is presented in electronic versions in the ESG section of the Group's official website (https://www.alibabagroup.com/esg). A simplified Chinese version, a traditional Chinese version, and an English version are available.

We value any feedback and opinions, which can be emailed to us at ESG@alibaba-inc.com.

Business Overview

The Company's businesses comprise Alibaba China E-commerce Group, Alibaba International Digital Commerce Group, Cloud Intelligence Group and other businesses. An ecosystem has developed around the Company's platforms and businesses that consists of consumers, merchants, brands, retailers, enterprises, third-party service providers, strategic alliance partners and other businesses.

Alibaba China E-commerce Group is comprised of (i) E-commerce business, (ii) Quick commerce business and (iii) China commerce wholesale business. E-commerce business mainly consists of Taobao and Tmall, the Company's digital retail business in China, Xianyu, a consumer-to-consumer community and marketplace for idle goods in China, as well as Fliggy, an online travel platform providing comprehensive services. Quick commerce business includes Taobao Instant Commerce, a local services and on-demand delivery platform in China. China commerce wholesale business mainly includes 1688.com, an integrated domestic wholesale marketplace in China.

Alibaba International Digital Commerce Group is comprised of (i) International commerce retail business and (ii) International commerce wholesale business. International commerce retail business mainly includes AliExpress, a global e-commerce platform, Trendyol, an e-commerce platform in Türkiye, Lazada, an e-commerce platform in Southeast Asia, and Daraz, an e-commerce platform across South Asia with key markets in Pakistan and Bangladesh. International commerce wholesale business mainly includes Alibaba.com, an integrated international online wholesale marketplace.

Cloud Intelligence Group offers a comprehensive suite of cloud services based on a three-tiered architecture of infrastructure-as-a-service (IaaS), platform-as-a-service (PaaS) and model-as-a-service (MaaS) to customers worldwide.

Other businesses include Freshippo, Cainiao, Alibaba Health, Hujing Digital Media and Entertainment Group, Amap, Qwen Consumer Business Group, Lingxi Games and DingTalk.



≡ Content Governance Environmental Social Appendices

Alibaba Environmental, Social and Governance Report 2026 8

Executive Summary

Since the inception of Alibaba, "to make it easy to do business anywhere" has been our mission. Achieving growth by tackling real-world challenges in business and society is a philosophy long ingrained in Alibaba's DNA. Our mission serves as the very core of both our business and ESG strategy.

Driven by our mission, we prioritize ESG issues critical to our sustainable development. These issues are highly relevant to our business and essential for building and sustaining stakeholder trust. We regularly review ESG materiality (refer to Appendix 4 for the FY2026 materiality assessment results) and engage stakeholders via multiple channels to understand their expectations, concerns, and needs so that we can calibrate our direction forward.

We propel progress on these issues along three pathways: integration into business, technological innovation, and stakeholder ecosystem coordination. As we pursue business growth, we drive positive change and shoulder greater responsibility.

Stakeholders		Goals	Pillars of our ESG str ategy	SDGs
Governance	👤	We achieve a balance of interests among all stakeholders through institutional design.	**Standardizing corporate governance**	16 17
Environmental	🌱	We are committed to empowering environmental protection with technologies. Through the three approaches of tech-driven efficiency, resource transition, and stakeholder ecosystem coordination, we work with all stakeholders to combat climate change and safeguard the natural ecosystem.	**Protecting the environment**	6 7 12 13 14 15
Social	👥	We create an equitable, inclusive, healthy, and safe workplace for our employees, establish a comprehensive talent development and training system, and focus on the development of our employees to help them become their better selves.	**Supporting our people**	3 4 5 8 10
	🛒	We are committed to a user-first approach, consistently delivering high-quality products and services to earn consumer trust and loyalty. As we advance the vision of inclusive consumption that leaves no one behind, we care about the needs of diverse groups, including individuals with disabilities, minority groups, and senior citizens.	**Providing responsible products for consumers**	3 10 12
	💼	Alibaba's mission is to make it easy to do business anywhere. We are significantly increasing our investments in AI infrastructure and R&D, while also driving AI-powered upgrades across our existing business segments. We firmly believe that the application of AI technologies will elevate the productivity of our enterprise customers to an entirely new level.	**Building digital intelligent plat forms for enterprise customers**	8 9 12
	🌐	Addressing social challenges is not a burden for enterprises. Instead, it is a catalyst for growth and innovation. We advocate for everyone to get involved, take actions to make a difference, and be part of a joint effort to build a more compassionate society.	**Giving back to society and communities**	1 2 3 4 5 8 10 11 17
	👤	Integrity is the bedrock of Alibaba's development. It is the underpinning for retaining employees and providing good services for consumers as well as enterprise customers. It is also the original aspiration embodied in our commitment to social responsibility.	**Maintaining business integrity**	16 17

👤 All stakeholders   🌱 Environment   👥 Employees   🛒 Consumers   💼 Enterprise customers   🌐 Society and communities

ESG performance

Governance

Chapter 1
Standardizing Corporate Governance

70 % — Non-executive directors accounted for 70% of Board members.

30 % — Female representation on the Board has remained at 30% for four consecutive years.

100 % — Risk management training covered 100% of non-executive directors.

Over 2,800 — We completed over 2,800 emergency drills, and the overall results met our expectations.

100 % — ESG training covered 100% of Board members.

Environmental

Chapter 2
Protecting the Environment

4.6 % — Net emissions from our own operations totaled 2.296 million tons, down 4.6% year on year.

57.5 % — Emissions reduction from our own operations was 3.195 million tons, up 57.5% year on year.

10.1 % — The carbon intensity of the value chain was 8.0 tons per million RMB of revenue, down 10.1% year on year.

21.3 % — We enabled and engaged the platform ecosystem to avoid around 100 million tons of emissions, up 21.3% year on year.

1.187 — The annual average power usage effectiveness (PUE) across our self-built data centers dropped to 1.187.

Social

Chapter 3
Supporting Our People

34.8 % — Women accounted for 34.8% of our workforce.

Forbes list of the World's Best Employers 2025 — Alibaba was named on the Forbes list of the World's Best Employers 2025, maintaining a top-five position among all Chinese companies on it.

AI Productivity Plan — The AI Productivity Plan provides all employees with free access to AI tools.

Over 78,000 — Over 78,000 employees took family care leave to spend quality time with their loved ones.

95.6 % — The satisfaction rate for our office environment increased to 95.6%.

ESG performance

Social

Chapter 4
Providing Responsible Products for Consumers

0.012 %
The consumer complaint rate on Taobao and Tmall was 0.012%.

Over 1 million
The number of five-star stores on Taobao and Tmall exceeded one million.

Over 43 million
The GreenNet Program redirected over 43 million inappropriate searches to educational and awareness pages.

Over 320,000
The Taobao app provided services for over 320,000 visually impaired users.

Over 130 million
Amap processed over 130 million requests for accessible route planning and visually impaired navigation.

Chapter 5
Building Digital Intelligent Platforms for Enterprise Customers

About 24,600
We have been granted about 24,600 patents worldwide.

About 170,000
The ModelScope community hosted about 170,000 open-source models available for free use by developers worldwide.

Over 400
Alibaba has open-sourced over 400 Qwen models to users worldwide.

SAIL Star Award
Marco, our AI solution for merchants, won the SAIL Star Award at the 2025 World Artificial Intelligence Conference.

93.3 %
Micro, small, and medium-sized enterprises (MSMEs) accounted for 93.3% of active merchants on Taobao and Tmall.

ESG performance

Social

Chapter 6
Giving Back to Society and Communities

35
To introduce talent into the countryside, we have deployed a cumulative total of 35 rural revitalization commissioners.

403
The Cloud for Youth Program has built and donated a cumulative total of 403 cloud computer classrooms, equipping teachers and students with over 380,000 personal cloud computer accounts.

Innovate for Impact Use Case
Our "non-contrast CT + AI" solution for multi-cancer early screening was recognized as an Innovate for Impact Use Case at the United Nations AI for Good Summit.

Over 40,000
A cumulative total of over 40,000 individuals have completed the AI Application Engineer Certification Program, launched by DingTalk, and achieved the certification.

253,584 hours
Our employees clocked 253,584 hours of volunteer service.

Chapter 7
Maintaining Business Integrity

100 %
Integrity training covered 100% of Board members.

100 %
Our employees achieved a 100% pass rate for the Alibaba Group Code of Business Conduct examination.

Around 43,000
Around 43,000 suppliers have signed an Honesty and Integrity Agreement.

Highest scores
Alibaba Cloud achieved the highest scores across all seven dimensions in IDC's security capability assessment for China's public cloud service providers.

First to achieve compliance certification under national standard
Qwen large models were among the first to achieve enhanced-level compliance certification under China's national standard for generative AI safety.

ESG awards and ratings

Fortune China's

ESG Impact List



Alibaba Foundation honored as

National Advanced Social Organization



Fortune's

2025 Change the World list

securing a spot on the list for consecutive years



MSCI ESG rating:

BBB

Carbon Disclosure Project (CDP) climate change score:

B

Alibaba Foundation featured in

2025 Collection of Innovative Cases

for Rural Revitalization: Digital Villages



TIME's

Top 10 Most Influential AI Companies

of 2026





Included in

HSI ESG Index



Governance

Standardizing Corporate Governance

At Alibaba, we are committed to building a robust corporate governance system as a solid foundation for our development. Underpinned by transparent decision-making and rigorous risk management, this system empowers us to maintain organizational resilience and strategic resolve amid a rapidly evolving digital landscape, ultimately driving sustainable growth.

This chapter

01	Board governance	↗
02	Risk management	↗
03	ESG governance	↗



Standardizing Corporate Governance





Board governance

70 %

Non-executive directors accounted for 70% of Board members.

30 %

Female representation on the Board has remained at 30% for four consecutive years.





Risk management

100 %

100% of non-executive directors participated in risk management training.

Over 2,800

We completed over 2,800 emergency drills, and the overall results met our expectations.





ESG governance

100 %

100% of Board members received ESG training.



Strategies and approaches

Our business is built upon public trust. We believe that transparent and professional governance is essential to building and sustaining stakeholder confidence. This belief drives the continuous refinement of our corporate governance system.





Corporate governance system



Strengthening the governance structure

We are committed to a professional and diverse Board composition, maintaining an appropriate proportion of independent directors. The Board of Directors has set up the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee, the Compliance and Risk Committee, and the Capital Management Committee to ensure effective strategic oversight and rigorous risk management.



Improving ESG and risk management

We have established a systematic ESG governance framework and risk management mechanism to underpin the stable and sustainable growth of our business.



Raising transparency

We regularly publish third-party-audited financial and ESG reports, which detail our key performance indicators and progress against them. These consistent disclosures strengthen our corporate credibility.

Standardizing Corporate Governance ● **Board governance**

Board governance

At the helm of our corporate governance, the Board of Directors fulfills its responsibilities for strategic guidance and oversight. We consistently refine Board governance across four dimensions: committee setup, independence, operational effectiveness, and diversity.


Committee setup

The Board of Directors has six committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Sustainability Committee, the Compliance and Risk Committee, and the Capital Management Committee. Each committee provides professional support for the Board of Directors within its mandate. For details about the responsibilities of each committee, refer to the section "Overview of Board committees".



Audit Committee

Compensation Committee

Nominating and Corporate Governance Committee

Sustainability Committee

Compliance and Risk Committee

Capital Management Committee


Independence

As of March 31, 2026, the Board of Directors had six independent non-executive directors, accounting for 60% of its membership, while the overall proportion of non-executive directors stood at 70%. We have established channels to ensure that the Board of Directors has access to independent perspectives and comments. Pursuant to Alibaba's Corporate Governance Guidelines and the committee charters, the Board of Directors and its committees may independently seek advice from external consultants in fields such as legal affairs and finance, and independent directors may hold meetings in the absence of the management.


Operational effectiveness

We continuously monitor the Board's tenure profile to balance strategic continuity with fresh governance perspectives. As of March 31, 2026, the average tenure of our Board members was about 7.0 years. The Board of Directors and its committees conduct self-evaluations at least once a year across multiple dimensions, including but not limited to the skills and backgrounds of their members, the adequacy and effectiveness of their meetings, and director attendance and engagement at these meetings. In FY2026, the director attendance rate at full Board meetings was 97.5%. To ensure that Board members maintain an adequate understanding of their statutory obligations and Alibaba's business operations, the management regularly briefs them on business dynamics, industry trends, and regulatory developments. This is complemented by thematic training sessions.


Diversity

Pursuant to the Charter of the Nominating and Corporate Governance Committee, our director nomination process evaluates candidates across various factors, such as age, gender, cultural background, and professional expertise. The Board of Directors represents a broad range of professional credentials and industry experiences, spanning fields such as retail, computer science, electronic engineering, economics, finance, law, business administration, and real estate. As of March 31, 2026, female representation on the Board of Directors had remained at 30% for four consecutive years.

1. We have made relevant disclosures in accordance with provisions in the Corporate Governance Code issued by Hong Kong Exchanges and Clearing Limited. For details about these disclosures, refer to the Corporate Governance Report contained in our FY2026 Annual Report.

Standardizing Corporate Governance ● **Board governance**

Overview of Board committees



Audit Committee

This committee is chaired by an independent director, and **100**% of its members are independent directors with a financial background.

The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee is responsible for, among other things:

- Selecting, and evaluating the qualifications, performance and independence of the independent auditor;
- Pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;
- Assessing the adequacy of our internal accounting controls and audit procedures;
- Reviewing with the independent auditor any audit problems or difficulties and management's response;
- Reviewing and approving related party transactions (as defined in Form 20-F) and connected transactions (as required under the Hong Kong Listing Rules);
- Reviewing and discussing the quarterly reports, half-year reports and annual reports with management and the independent auditor;
- Establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
- Meeting separately, periodically, with management, internal auditors and the independent auditor; and
- Reporting regularly to the full board of directors.



Compensation Committee

This committee is chaired by an independent director, and **100**% of its members are also independent directors.

Our Compensation Committee is responsible for, among other things:

- Determining the proportion of annual cash bonus pool allocated and payable to our management for the year and determining the amount of cash bonus payable to our executive officers and directors;
- Reviewing, evaluating and, if necessary, revising our overall compensation policies;
- Reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
- Reviewing and approving our executive officers' employment agreements with us;
- Determining performance targets for our executive officers with respect to our non-equity incentive compensation plans and share-based compensation plans;
- Administering our share-based compensation plans in accordance with the terms thereof (including the matters required under Chapter 17 of the Hong Kong Listing Rules); and
- Carrying out other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.



Nominating and Corporate Governance Committee

This committee is chaired by an independent director, and **100**% of its members are also independent directors.

Our Nominating and Corporate Governance Committee is responsible for, among other things:

- Selecting the board nominees (other than the director nominees to be nominated by the Alibaba Partnership) for election by the shareholders or appointment by the board;
- Periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity and assisting the board in maintaining a board skill matrix;
- Making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
- Advising the board periodically with regards to significant developments in corporate governance law and practices, and making recommendations to the board on corporate governance matters; and
- Overseeing the evaluation of the board's performance and assessing each director's time commitment and contribution to the board and the ability of the director to discharge his or her responsibilities effectively.



Sustainability Committee

This committee is chaired by an independent director, and **33**% of its members are independent directors.

Our Sustainability Committee is responsible for, among other things:

- Assisting the board in identifying and evaluating the company's ESG opportunities and risks, including climate-related opportunities and risks;
- Overseeing and evaluating the implementation and performance of ESG initiatives and projects; and
- Advising the board on ESG-related legal, regulatory and compliance developments and public policy trends.



Compliance and Risk Management Committee

This committee is chaired by an independent director, and **75**% of its members are independent directors.

Our Compliance and Risk Committee is responsible for, among other things:

- Overseeing our overall compliance and risk management requirements and overall compliance and risk management framework;
- Evaluating key risk exposures and vulnerabilities and oversee the implementation of compliance and risk policies and procedures; and
- Assessing the performance of members of management responsible for compliance and risk management, and advise our Compensation Committee to align the compensation of the chief executive officers of our subsidiary businesses with performance on compliance and risk management.



Capital Management Committee

This committee is chaired by the Chairman of the Board of Directors.

Our Capital Management Committee is responsible for, among other things:

- Establishing and overseeing the implementation of our overall capital management and allocation plan; and
- Reviewing and advising our board, or approving, based on authorization by our board, significant capital-related transactions and undertakings by us and our subsidiary businesses.

Standardizing Corporate Governance ● **Risk management**

Risk management

An adequate and effective system for risk management and internal control is critical to advancing our strategic goals. In FY2026, we revised the Alibaba Group Comprehensive Risk Management Framework according to our evolving business needs. This revision clarifies the risk management responsibilities of key roles, including the presidents and comprehensive risk management leads of our businesses, to ensure that compliance and risk management are embedded into business development.

- **Risk management structure**
- **Risk management process**
- **Emergency management process**
- **Oversight, evaluation, and inspection**
- **Culture and training for risk management**

Risk management structure

Our risk management structure remains an inter-linked three-tier system comprising the Board of Directors, the Risk Management Committee, and the Risk Management Working Group.



Alibaba's risk management structure

The Board's Compliance and Risk Commit tee

This committee is under the direct leadership of an independent director serving as its chairperson. It is responsible for overseeing compliance and risk management across Alibaba.



Risk Management Commit tee

This committee is tasked with designing a comprehensive risk management system. Its primary responsibilities include: (1) identifying material risks to the Group and formulating risk governance strategies accordingly; (2) refining the risk management system; and (3) establishing oversight and evaluation mechanisms. Each quarter, it reports to the Compliance and Risk Committee on the design, implementation, and monitoring of the risk management and internal control system.



Risk Management W orking Group

This working group comprises the heads of comprehensive risk management from our businesses and the heads of functional departments. It is tasked with executing specific initiatives for risk management.



Standardizing Corporate Governance ● **Risk management**

Risk management process

Our risk management process is structured around four phases: (1) monitoring and identification; (2) assessment and governance; (3) reporting and decision-making; and (4) governance validation and review. In FY2026, we released the Alibaba Group Material Risk Management Specifications to further clarify requirements for managing material risks across these phases.



Monitoring and identification

Leveraging Alibaba Group's category tree for risk management (referred to as the risk list), we have established monitoring channels and self-inspection mechanisms to continuously collect and analyze data for the identification of risks and anomalies. Risks are rated based on their impact and likelihood. The risk list is dynamically updated according to the identification results.

Assessment and governance

Based on business dynamics and risk assessment findings, we have developed a tiered management mechanism and corresponding governance plans. For material risks, we mandate the establishment of governance task forces. Furthermore, we systematically review historical risk incidents to identify underlying risk factors and implement targeted remedies.

Reporting and decision-making

We have established a risk communication and reporting mechanism to ensure the timeliness, accuracy, and completeness of information flows. For material risks, we regularly report their status and remediation progress to the Board's Compliance and Risk Committee and the Risk Management Committee.

Governance validation and review

We clarify responsible parties, work scopes, processes, and standards to ensure the effective implementation of governance measures. For material risks, we follow dedicated validation and review processes to achieve closed-loop management.

Emergency management process

We have updated the Alibaba Group Specifications for Handling ESU Incidents to align it with our business operations. To streamline emergency response, we have set up emergency management teams, designated emergency management officers based on incident types, and established management workflows. Incidents are classified into different levels by impact, controllability, and severity. A contingency plan is developed for each level, spanning the full cycle, from pre-incident prevention to incident response, handling, reporting, decision-making, post-mortem analyses, and accountability assignment. This enhances our emergency response capabilities on all fronts.

Furthermore, we conduct regular emergency drills based on our contingency plans. In FY2026, we completed over 2,800 such drills covering critical scenarios such as data security, cybersecurity, personal safety, and fire protection. Their overall results met our expectations.

Oversight, evaluation, and inspection

We have established a multi-tier oversight and inspection mechanism to ensure that our compliance and risk management practices are evaluated continuously and effectively.

Our businesses serve as the first line of defense, holding ultimate responsibility for their own compliance and risk management. They are required to conduct regular self-inspection and self-remediation to proactively identify and prevent risks. Building on this foundation, Group-level functional departments monitor and inspect the compliance and risk management practices of each business according to its risk profile. This provides an independent oversight perspective. Furthermore, we conduct internal and external audits on material matters at least once a year to ensure the effective enforcement of compliance requirements. In FY2026, we conducted special audits targeting some risk scenarios.

On the accountability front, the Risk Management Committee conducts annual oversight and evaluations for compliance and risk management across our businesses. The results are linked to the performance assessments of teams, ensuring that risk management responsibilities are effectively fulfilled.



Culture and training for risk management

In accordance with the Alibaba Group Employee Compliance Training System, we make consistent efforts to foster a culture of compliance and risk management. To this end, we organized nearly 1,900 advocacy and training activities in FY2026, ranging from online and offline training sessions to internal community outreach and multimedia campaigns. Risk management is also incorporated into the Alibaba Group Code of Business Conduct examination, required for all employees. In FY2026, the pass rate for the examination was 100%.

In December 2025, we held our 5th Group-wide Compliance Day, featuring senior management messages, policy briefings, and interactive sessions to disseminate compliance knowledge in various domains and bolster risk awareness across the organization.

Furthermore, we have integrated risk management into the training agenda for the Board of Directors. In FY2026, 100% of non-executive directors received training in this field.

Over **2,800**	**100** %
We completed over 2,800 emergency drills covering critical scenarios	100% of non-executive directors participated in risk management training

Standardizing Corporate Governance ● **ESG governance structure**

ESG governance

Our ESG strategy is one of Alibaba's cornerstone strategies, and ESG governance serves as a critical enabler for its execution.

- ESG governance structure
- ESG management system
- ESG risk management
- Communication and training for ESG

ESG governance structure

In 2021, we established a three-tier ESG governance structure involving the Board of Directors, the management, and working groups to ensure the effective implementation of our ESG initiatives.



Alibaba's ESG governance structure

Sustainability Commit tee

This committee: (1) assists the board in identifying and evaluating the company's ESG opportunities and risks, including climate-related opportunities and risks; (2) oversees and evaluates the implementation and performance of ESG initiatives and projects; and (3) advises the board on ESG-related legal, regulatory and compliance developments and public policy trends.



Sustainability S teering Commit tee

This committee is responsible for formulating strategic ESG goals and driving their delivery. To support this, it has established the ESG Strategic Operations and Research Department, which is tasked with: (1) implementing strategies and executing projects established by the committee; and (2) building and maintaining a monitoring system to measure progress. The committee has three working groups: the Technology Ethics Working Group, the Supply Chain Management Working Group, and the Diversity, Equity, and Inclusion (DEI) Working Group. Each of them drives the implementation of initiatives within its specific domain.



ESG Working Group

This working group comprises the ESG Officers of our businesses and the holding group's functional departments. It works with the ESG Strategic Operations and Research Department, which is led by the Sustainability Steering Committee, to ensure the achievement of strategic ESG goals.



Standardizing Corporate Governance ● **ESG governance structure**

ESG management system

Guided by the Alibaba Group ESG Governance and Disclosure Policy, we drive the continuous refinement of our ESG management system in a Plan-Do-Check-Act (PDCA) cycle. Pursuant to the Alibaba Group Policy for Managing ESG-related Goals and Metrics, we have institutionalized a closed-loop workflow that encompasses goal-setting, progress tracking, and result evaluation. At the start of each fiscal year, the Sustainability Committee approves the Group's ESG goals, which the Sustainability Steering Committee cascades to our businesses. Throughout the fiscal year, the ESG Officer

of each business submits metric-based progress via an ESG data management system on a regular basis. At the end of the fiscal year, the Sustainability Steering Committee reports to the Sustainability Committee on the progress made by the Group and our businesses against their respective ESG goals.

We have instituted a metric-based scoring system to measure ESG achievements made by each business. By means of incentives such as ESG awards, we motivate our businesses to exceed their ESG goals.



Plan

Establishing a shared understanding of concepts and principles; identifying priorities; setting goals

Do

Establishing a governance structure; developing internal ESG standards and rules; running ESG projects; constructing a digital information management system; implementing risk management processes; building capabilities

ESG management system

Act

Formulating and optimizing management policies; analyzing risks and opportunities that arise during the implementation of measures to achieve ESG goals; reassessing ESG goals when necessary

Check

Assessing and auditing performance results; compiling and releasing internal and external reports

ESG risk management

We make consistent efforts to embed ESG risks into our comprehensive risk management system. ESG risks such as climate change and emissions have been added to the risk list. Leveraging a unified digital platform, we maintain regular monitoring to identify ESG risks and formulate remedies accordingly. Furthermore, we regularly seek professional advice from external consultants regarding ESG risk management so that we can continuously improve our capabilities. In FY2026, we continued conducting compliance and risk inspections on key ESG issues to ensure the effective implementation of our management measures.

Communication and training for ESG

The effective execution of our ESG strategy hinges on collaborative participation from internal and external stakeholders. In FY2026, we achieved a 100% completion rate for ESG training among the members of the Sustainability Committee and the Sustainability Steering Committee. As of this report's release date, all Board members had completed their ESG training.

To enhance sustainability awareness across our workforce, we regularly release internal updates, share cutting-edge trends, and host thematic training sessions on core topics such as climate change and supply chain management. To drive employee engagement, we translate professional concepts into interactive experiences by hosting in-person ESG Fairs and online knowledge quizzes.

For information disclosure and capital market communication, we have revamped our official website's ESG section to systematically present our concepts, initiatives, and policies for sustainability, together with the latest updates on our ESG ratings and awards, for the purpose of more transparent and timely disclosure. Our monthly ESG newsletters address the interest of Chinese and overseas institutional investors in Alibaba's ESG practices. To elevate the overall ESG capabilities across the supply chain, we have reinforced ESG training and assessments for suppliers. To maintain open dialogue with stakeholders across the industry, we participate in standard-setting, join organizations in China or elsewhere, and attend major conferences.

Environmental

Protecting the Environment

As the strain between economic growth and finite resources escalates, the global environment is nearing multiple tipping points. Business as usual carries systemic risks, threatening both the planet and the global economy. A green transition is no longer optional; it is imperative.

This chapter

01   Addressing climate change   ↗

02   Advancing carbon neutrality   ↗

03   Conserving and restoring nature   ↗



Goals and progress



Carbon neutrality goals

Progress in FY2026

Decarbonizing Alibaba (Scopes 1 and 2)

We will achieve carbon neutrality in our own operations by 2030.

▶ **4.6** %

Net emissions from our own operations (Scopes 1 and 2) totaled 2.296 million tons, down 4.6% year on year, and we reduced emissions by 3.195 million tons, 57.5% more than in the previous fiscal year.

Greening the value chain (Scope 3)

Alibaba will collaborate with upstream and downstream partners to achieve a 50% reduction in the net emissions intensity of the value chain by 2030 as compared to 2020, and Alibaba Cloud will achieve carbon neutrality in Scope 3 by 2030.

▶ **10.1** %

The net emissions intensity of the value chain (Scope 3) was 8.0 tons per million RMB of revenue, down 10.1% from the previous fiscal year and 16.6% from the baseline year.

Enabling a low-carbon digital circular ecosystem (Scope 3+)

Beyond our own operations and the value chain, we pledge to leverage platform mechanics to empower consumers and companies, thereby encouraging even broader participation across society. Over the 15-year period from 2021 to 2035, we will engage and enable the platform ecosystem to reduce emissions by a cumulative total of 1.5 gigatons.

▶ **21.3** %

We engaged and enabled the platform ecosystem (Scope 3+) to avoid around 100 million tons of emissions, up 21.3% year on year. The cumulative total of avoided emissions from the baseline year to FY2026 was around 370 million tons.



Energy goals

Progress in FY2026

Starting from 2030, our cloud computing operations will be 100% powered by clean electricity.

▶ **73.6** %

Clean electricity accounted for 73.6% of the electricity mix at Alibaba Cloud's self-built data centers, up 9.6 percentage points from FY2025.

The annual average power usage effectiveness (PUE) across Alibaba Cloud's self-built data centers will not exceed 1.3.

▶ **1.187**

The annual average PUE across Alibaba Cloud's self-built data centers further dropped from 1.190 to 1.187.



Waste management goals

Progress in FY2026

We ensure that 100% of our waste disposal is handled by certified contractors.

▶ **100** %

Implemented

Protecting the Environment



Advancing carbon neutrality

62.2 %

Clean electricity accounted for 62.2% of our electricity mix, up 10.2 percentage points year on year.

58 million tons

In our efforts to drive the consumption of low-carbon products, we engaged stakeholders to reduce 58 million tons of emissions.

51 %

The floor area certified for LEED Gold on our self-owned campuses increased by 51% year on year.



Conserving and restoring nature

1.198 L/kWh

The annual average water usage effectiveness (WUE) across Alibaba Cloud's self-built data centers was 1.198 L/kWh.

28.51 million cores

Alibaba Cloud leveraged its reverse supply chain to achieve warranty extensions for a batch of servers totaling 28.51 million cores.







Strategies and approaches

We comply with environmental laws and regulations, such as the Law of the People's Republic of China on Environmental Protection, the Law of the People's Republic of China on the Prevention and Control of Environmental Pollution by Solid Waste, the Law of the People's Republic of China on the Prevention and Control of Water Pollution, and the Law of the People's Republic of China on Energy Conservation. We also align with core principles embodied in the United Nations Sustainable Development Goals and the United Nations Global Compact. To manage environmental matters, we have formulated internal policies, such as the Alibaba Group Environmental Policy, the Alibaba Group Compliance Policy for Managing Climate Risks and Opportunities, and the Alibaba Group Compliance Policy for Managing Carbon Emissions.

In 2021, we announced our carbon neutrality goals to align with the framework of the Paris Agreement. To achieve our emissions reduction goals in Scopes 1, 2, and 3, we have identified three primary approaches for building a "reduce-reuse-recycle-renewable resource transition" (4R) circular economy: tech-driven efficiency, resource transition, and stakeholder ecosystem coordination.




Reduce
Reuse
4R circular economy
Renewable resource transition
Recycle
Improving efficiency through technologies
Changing the way we use resources
Building a stakeholder ecosystem

Addressing climate change

In FY2026, we consistently strengthened climate governance, reviewed and enhanced our climate strategy, and managed climate-related risks and opportunities as per Part D Climate-related Disclosures in the Stock Exchange of Hong Kong Limited ESG Reporting Code. The following section focuses on disclosures of governance, strategy, risk management, and the climate resilience framework, including adaptation and mitigation. For more details on mitigation pathways and related data, see Section 2 "Advancing carbon neutrality" in Chapter 2.

- **Climate governance**
- **Climate strategy**
- **Risk management**
- **Metrics and targets**

Climate governance

Climate governance is an integral part of Alibaba's ESG governance and risk management system.

The Sustainability Committee of the Board of Directors comprises directors with professional backgrounds in finance, law, and the technology industry, overseeing climate-related issues from the perspectives of potential impacts on our finances, regulatory compliance, technological development, and business strategy. In FY2026, the Sustainability Committee received progress updates on climate-related work and approved the results of climate risk and opportunity assessments, response strategies, and progress toward targets. The Committee also received a dedicated training session to sharpen its awareness of potential climate-related impacts on our businesses and finances.

Led by the Sustainability Steering Committee, the ESG Strategy and Operations Department established a cross-functional Climate Change Working Group, comprising members from the Legal and Compliance, Internal Control, Enterprise Risk Management, and Investor Relations. The Group coordinates with business groups and companies to drive the implementation of climate initiatives. It regularly consolidates key internal and external climate-related information and regulatory developments, and reports to the Steering Committee. For more details, see Section 3 "ESG governance" in Chapter 1.

Climate strategy

We have consistently integrated climate action into our long-term business development and ESG management system. In recent years, rising global temperatures, extreme weather, energy transition, and evolving climate regulations and disclosure requirements have made climate-related factors critical variables affecting corporate risk management, operational resilience, and long-term competitiveness. At the same time, the combined effects of energy security concerns, geopolitical dynamics, and trade barriers are also introducing new uncertainties around the pathway and cost of the corporate low-carbon transition.

For Alibaba, the growing demand for AI-driven computing power and the expansion of our global operations continue to reshape our energy consumption profile and resource allocation. These shifts raise the bar for dynamically optimizing the pace of emissions reduction and building climate resilience. In light of long-term decarbonization targets and external uncertainties, we continuously refine our emissions reduction strategies and enhance our capacity to respond to climate risks. We drive these efforts through the dynamic monitoring and assessment of climate risks and opportunities, tracking of progress against established targets, and internal and external coordination.

Assessing climate risks and opportunities

We identify and systematically assess the physical and transition impacts on our core businesses and value chain under different climate scenarios, providing a basis for decision-making on building corporate climate resilience.

Business model and climate resilience foundations

Alibaba's business focuses on two core segments: consumption and AI + cloud. Our data centers, logistics and delivery networks, and office campuses, as well as merchant operations and consumer behavior on our platforms, may be directly affected by climate change. Notably, the energy demand and carbon emissions management arising from the growth of our AI and cloud businesses are central issues in our climate strategy. Meanwhile, Alibaba's business ecosystem features a broad user base, a diversified business portfolio, a cross-market operating footprint, and collaborative mechanisms with ecosystem partners. This enables us to maintain business continuity and to identify and seize related opportunities when confronted with regional extreme weather, energy supply fluctuations, or shifts in market demand.



Scenario analysis

In light of the industry characteristics, operating models, and geographic footprint of our principal businesses, we have adopted low-emission and high-emission climate scenarios from the Intergovernmental Panel on Climate Change (IPCC) and the International Energy Agency (IEA). We use these scenarios to help identify and assess material climate-related risks and opportunities–as well as the potential impacts on our business and finances–across our own operations and value chain over three time horizons: short term (through FY2027), medium term (through FY2031), and long term (through 2050). As of March 31, 2026, the scope of the assessment had covered international and domestic e-commerce, cloud computing, and logistics. For more details on scenario settings, time horizons, and database versions, see Appendix 5 "Climate Scenario Descriptions".

Assessment results

Under existing control measures, the physical risks faced by Alibaba are generally manageable in the short term, yet their impacts may escalate over the medium to long term under the high-emission scenario. Transition risks mainly reside in the dimensions of regulations and the market. Transition opportunities are primarily associated with resource efficiency, as well as products and services. Both risks and opportunities show an increasing trend over the medium term under the low-emission scenario.

Physical risks

Acute physical risks may compromise the physical safety and operational stability of core infrastructure, or drive up expenses related to electricity for cooling, asset maintenance, and logistics delays. Over the long term, water stress and droughts will prompt us to increase investments in water-saving technologies and equipment upgrades in certain operating markets, placing potential pressure on operating costs.

Category	Physical risks	Main types of assets affected	Potential impacts on our business	Potential impacts on our finances		Time horizons		
						Short	Medium	Long
Acute	Heatwave	Data centers, campuses, and warehouses	• Rising cooling loads increase electricity costs • Power supply or cooling failures affect cloud services and logistics • Reduced efficiency in logistics may lead to delays, spoilage, and compensation • Health risks for outdoor workers increase	Operating expenditure ↑ Capital expenditure ↑ Operating revenue ↓	electricity costs, high-temperature subsidies, medical expenses, compensation cooling and power supply and distribution upgrades service interruptions, fewer orders	●	●	●
Acute	Floods and tropical cyclones	Data centers, campuses, and warehouses	• Damage to sites and equipment, and water ingress, may affect operations • Interruptions to power supply or cooling affect cloud services and logistics • Blocked logistics may result in delays and compensation	Asset value ↓ Capital expenditure ↑ Operating expenditure ↑ Operating revenue ↓	damage, asset impairment reinforcement and retrofits repairs, emergency response, compensation service interruptions, fewer orders	●	●	●
Chronic	Water stress and droughts	Data centers	• Uncertainty in water supply or rising water prices • May require the adoption of water-saving or low-water cooling solutions, constraining energy efficiency and operational flexibility	Operating expenditure ↑ Capital expenditure ↑	water costs, electricity costs water-saving retrofits		●	●

Protecting the Environment ● **Addressing Climate Change**

Transition risks

As global climate regulations tighten and demand for AI computing power surges, policy compliance and energy market price volatility have emerged as primary risk factors. At the same time, the rapid iteration of low-carbon technologies may also drive up the risk of technology substitution.

Category	Transition risks	Businesses affected	Potential impacts on our business	Potential impacts on our finances	Time horizons		
					Short	Medium	Long
Policy and legal risks	Tightening climate-related policies	Cloud services and cross-border logistics	• Stricter energy consumption and carbon emission regulations drive up compliance and energy costs • Enhanced disclosure requirements increase compliance costs • Policy pressure passed through from customers affects competitiveness	Operating expenditure ↑ energy and compliance costs Capital expenditure ↑ investment in emissions reduction facilities	●	●	●
Technology risks	Deployment and R&D of low-carbon technologies	Cloud services	• Iterative upgrades to data center energy efficiency architectures and technology replacements increase R&D and retrofitting investment; entail asset impairment risk	Capital expenditure ↑ technology retrofitting Asset value ↓		●	●
Market risks	Supply uncertainty and price volatility of green electricity and green certificates	Cloud services and logistics	• Energy supply-demand dynamics and price volatility create uncertainty in energy costs, affecting our business operating costs	Operating expenditure ↑ energy costs	●	●	
Reputational risks	Stakeholder scrutiny of corporate climate action	Alibaba Group	• Heightened external attention to climate action and emissions reduction progress raises disclosure and communication requirements • Insufficient progress may erode customer and investor trust	Operating expenditure ↑ compliance costs Operating revenue ↓ customer attrition Financing costs ↑		●	●

Transition opportunities

Extensive application of resource efficiency technologies can reduce operating costs across cloud computing and logistics operations. Leveraging AI and digital technologies, we are committed to providing low-carbon digital solutions for various industries to capture green market demand.

Category	Transition opportunities	Businesses affected	Potential impacts on our business	Potential impacts on our finances	Time horizons		
					Short	Medium	Long
Opportunities associated with resource efficiency	Improved resource use efficiency	Cloud services and logistics	• Enhance resource use efficiency through energy efficiency and operational optimization, reducing energy consumption per unit of service	Operating expenditure ↓ energy costs	●	●	
Opportunities associated with products and services	Low-carbon products, green technologies, and low-carbon digital solutions	Cloud services and e-commerce	• Leverage digital technologies, including artificial intelligence, to deliver low-carbon solutions and low-carbon products across industries	Operating revenue ↑ customer growth	●	●	●

Financial impacts and capital allocation

Supported by existing measures — including facility design, operation and maintenance systems, emergency response plans, and insurance coverage — the financial impact of physical risks on our overall operations remains proportionally small in the short term and has not constituted a material financial impact. Regarding transition risks, expenditures on procuring clean energy and related environmental attributes, as well as investments in the R&D and application of low-carbon technologies, have increased in the short term but remain manageable overall. In our day-to-day operations, we continuously invest in data center infrastructure upgrades, clean energy deployment, and intelligent operational transformation, with related expenditures managed through routine capital expenditure and operating expenditure line items.

The medium- and long-term potential impacts on our finances from physical risks may intensify as climate change accelerates. The potential impacts on our finances from transition risks are expected to be most pronounced in the medium term, primarily in the form of increased capital expenditure driven by clean energy transition and energy efficiency upgrades. Over the long term, as the clean energy market matures and low-carbon technologies achieve economies of scale, these investments are expected to improve cost structures and positively contribute to operating performance. Given the complexity of the external environment, quantitative assessments over the medium and long term remain subject to significant uncertainty. We will continue to refine our methodologies for the quantitative analysis of potential impacts on our finances.

Building climate resilience

We enhance the resilience of our own operations through both climate adaptation and mitigation, while supporting broader societal resilience through our products and services, as well as external collaboration. With reference to relevant elements of the Transition Plan Taskforce (TPT) framework, we are consistently refining our action pathways, milestones, and disclosure strategy.

Enhancing climate resilience in our own operations



Climate adaptation

To address key physical risks, we formulate and refine our adaptation strategies by systematically identifying vulnerabilities across our operations and value chain in light of specific contexts such as operating locations. This process is conducted with reference to the World Business Council for Sustainable Development (WBCSD) Adaptation Planning for Business and the International Organization for Standardization standard ISO 14091:2021 Adaptation to Climate Change – Guidelines on Vulnerability, Impacts and Risk Assessment. Across four dimensions – infrastructure, operations, workforce, and value chain – we embed physical risk management requirements into the full lifecycle management of critical assets, supplemented by insurance arrangements as an additional safeguard.

Infrastructure resilience

We embed risk assessments into the full lifecycle of our data centers, office campuses, and logistics warehousing and distribution facilities—spanning site selection, design and construction, operations, maintenance, and monitoring—to strengthen climate-specific protection standards and key resource preparedness.

- Site selection: As a principle, data centers avoid high-risk zones, while projects in adjacent areas are built with added design margins. Office campuses, warehousing, and distribution facilities are likewise assessed for stormwater and urban waterlogging risks.
- Design and construction: Data centers are designed with reference to GB 50174-2017 Code for Design of Data Centers and ANSI/TIA-942 Telecommunications Infrastructure Standard for Data Centers, featuring reinforced flood prevention and drainage capabilities. A redundant power supply system comprising dual utility feeds, UPS units, and diesel generators is established, supported by fuel reserves and emergency fuel supply arrangements. Cooling solutions are tailored to local water resource conditions, with capacity and redundancy designed for extreme heat scenarios. Office campuses incorporate sponge city design principles, featuring climate-adaptive infrastructure such as sunken greenbelt systems, permeable pavements, and high-efficiency drainage systems.
- Operations, maintenance, and monitoring: Fine-grained monitoring is conducted at critical nodes across data centers—covering total water consumption, make-up water volume and drainage volume—while water storage and emergency replenishment arrangements ensure supply continuity. Climate-adaptive infrastructure across campuses undergoes regular inspection and maintenance to ensure its long-term, stable, and reliable operation.

Operational and business continuity

We have established a multi-tiered closed-loop emergency management system covering early warning, response, recovery, and post-incident review to safeguard the continuity of businesses such as cloud computing, e-commerce, logistics, and quick commerce under extreme weather scenarios. Alibaba Cloud has been certified to standards such as ISO 22301:2019 Security and Resilience – Business Continuity Management Systems – Requirements.

- Early warning: Data centers are equipped with environmental monitoring devices that track key parameters such as temperature and humidity in real time. Through centralized monitoring via local platforms and central systems, emergency response procedures are triggered automatically whenever anomalies are detected.
- Response: Dedicated standard operating procedures are formulated and maintained for scenarios including power outages, temperature increases, fires, heavy rain, and typhoons. Response resources are allocated according to incident severity levels, and basic supplies for disaster preparedness are deployed at critical facilities.
- Recovery: Recovery time objectives (RTOs) and recovery point objectives (RPOs) are set for critical businesses, and cross-regional disaster recovery architectures and automatic failover mechanisms are established to reduce the risk of interruptions caused by climate disasters affecting a single location.
- Post-incident review: Based on drills, inspections, and post-incident reviews, emergency processes and operational standards are continuously refined.

Workforce and organizational readiness

We incorporate workforce safety and emergency response capabilities into routine management, covering key roles and high-exposure scenarios, including those of data center operations and maintenance personnel, campus employees, warehousing and distribution workers, and frontline couriers and delivery riders.

- Work environment: We continuously improve the physical work environments at our campuses and logistics warehouses, providing employees with a comfortable and safe office environment, and providing frontline workers such as couriers and delivery riders with essential cooling spaces and supplies.
- Organizational mechanisms: We appropriately arrange shift scheduling and breaks and implement extreme weather response plans. We have established professional emergency response teams and standardized operating manuals, and improved on-call duty rosters and cross-team coordination.
- Capability building: We conduct regular fire safety, workplace safety, and extreme weather emergency drills, complemented by targeted training to strengthen the emergency response and coordinated incident-handling capabilities of personnel in key roles.

External dependencies and value chain resilience

We maintain multi-layered collaboration with suppliers and relevant authorities in the locations where we operate to strengthen the resilience of our core supply chains.

- Supplier management: We implement onboarding qualifications, due diligence, ongoing monitoring, and service level agreement (SLA) management for key suppliers, and regularly assess their operational stability.
- Critical resource assurance: For critical resources such as fuel and water supply, we enter into emergency replenishment and reserve agreements with suppliers.
- Supply chain optimization: We diversify our supplier base and warehousing and distribution resources to reduce single-point dependencies, and dynamically adjust supply arrangements, locations of shipping warehouses, and logistics routes in response to extreme weather warnings.
- External coordination: We maintain close coordination with relevant local authorities, facilitating information sharing, resource coordination, and joint response efforts during disaster scenarios.



Climate mitigation

Alibaba's climate mitigation plan starts from the identified transition risks. Based on their exposure characteristics, we deploy corresponding mitigation actions and progressively embed them into routine management. The following focuses on our approach to managing transition risks and the key levers involved. For more details on decarbonization pathways, measures, and progress, see Section 2 "Advancing carbon neutrality" in Chapter 2.

Policy and legal risks

We incorporate policy changes as key inputs into our mitigation planning and resource allocation. In light of business development needs and our carbon neutrality targets, we review and optimize our various response measures and disclosure arrangements. These efforts are advanced jointly by the Climate Change Working Group and the Public Affairs Department, and we maintain regular engagement with industry organizations and regulators. For more details on these initiatives, see "External collaboration" in Section 1, Chapter 2.



Technology risks

We pursue full-stack optimization across our cloud computing services, spanning chips, models, facilities, and operations and maintenance. Furthermore, we integrate advanced technologies and equipment into a modular, container-based delivery system, creating a more efficient and flexible data center architecture. Across our campuses and logistics operations, we continue to advance energy-efficiency monitoring and intelligent controls to improve operational efficiency and management precision. These investments are managed through standard capital and operating expenditure lines, and are built into the annual planning and performance tracking of the relevant businesses.



Market risks

We have established a diversified portfolio to help our businesses secure a stable supply of clean energy. We continue to enhance the "Compute-Power Coordination" mechanism for our data centers. At the planning level, we steer new computing capacity toward regions with abundant, cost-effective, and low-carbon power. At the operational level, we improve the utilization of green electricity and the efficiency of supply-demand matching through coordinated dispatching. In terms of management, we have adopted an annual dynamic planning mechanism to regularly review clean energy options and target ratios across countries and regions, incorporate related expenditures into routine budgets, and embed energy efficiency and clean energy requirements into our supplier collaboration mechanisms.



Reputational risks

In light of the sustained attention to climate issues from the public, customers, and capital markets, the credibility of climate-related data and claims may all affect external trust. We embed carbon accounting and avoided emissions assessments into our data governance processes. When selecting methodologies and standards, we adhere to the principles of prudence and conservatism with reference to prevailing and leading international standards. By clearly defining boundaries, assumptions, and accounting parameters, we avoid overstating emissions reduction outcomes. Furthermore, we enhance the credibility of our climate actions through third-party assurance, annual transparent disclosures, and investor communication mechanisms.



Enhancing social resilience through products and services

Alibaba's cloud computing, e-commerce platforms, logistics networks, and digital mobility services have become critical infrastructure underpinning the digital economy. We integrate climate adaptation and mitigation requirements into the ongoing optimization of our products and services, applying capabilities developed through our own operations to the broader value chain. This effort advances along two pathways, extending from our own resilience to societal resilience.



Ensuring the robust operation of digital infrastructure

As our platforms serve as critical digital economy infrastructure, the stability and disaster recovery capabilities of their key services directly affect business continuity for merchants and public access to services. These capabilities become especially critical during extreme weather events and natural disasters. We integrate these capabilities into our business continuity management mechanisms and coordinate with public emergency response systems, thereby supporting the enhancement of societal resilience while safeguarding our own business continuity.

Cainiao leverages its logistics network and dispatching capabilities to participate in public emergency response. As one of the first member organizations under the Government-Society Coordinated Emergency Supplies Assurance Mechanism issued by the National Commission for Disaster Prevention, Reduction and Relief, Cainiao completed multiple major emergency logistics support missions during FY2026, including supporting disaster relief during the drought in Henan and Shaanxi, rainstorms in Beijing and Hebei, and the Wang Fuk Court fire in Hong Kong. Amap continues to develop products such as a Live Waterlogging Map that displays real-world imagery during heavy rain and Eagle Eye Guardian System, helping the public reduce travel risks during extreme weather.



Driving societal low-carbon transition through digital innovation

Our digital technologies and business model innovations also help support the low-carbon transition of our ecosystem partners and society at large.

Within our platform ecosystem, we empower partners under the guidance of our "Scope 3+" avoided emissions target. We help enterprise customers reduce emissions through digital capabilities such as green cloud computing, and leverage platform mechanisms to engage merchants and consumers in adopting lower-carbon business and consumption practices.

Meanwhile, we also extend the green capabilities developed through our operations to public infrastructure. The energy dispatching capabilities of our campuses have been deployed as virtual power plants (VPPs) connected to urban power grids, providing demand-side adjustment resources for the power system. Alibaba Cloud's Zhangbei data center channels waste heat from its servers into the local municipal heating network, optimizing cooling efficiency while providing a low-carbon heat source for surrounding communities.

External collaboration

We engage in external collaboration to integrate our business development and climate response strategies into the domestic and international climate agendas.



Monitoring policies and standards

We maintain regular communication with standard-setting bodies, such as the International Sustainability Standards Board (ISSB) and the Greenhouse Gas Protocol (GHG Protocol), providing feedback during consultations on rule revisions. Our business units continuously track local policies on energy consumption, carbon emissions, disaster mitigation, and climate adaptation. By strengthening coordination with governments and other stakeholders, we enhance our capacity to address systemic issues such as power supply and resource constraints. These measures also help mitigate transition risks arising from policy changes.

We actively participate in developing climate change standards. In FY2026, Alibaba contributed to the drafting of the International Telecommunication Union (ITU) Guidelines for Environmental Impact Assessment of AI Systems, as well as the WBCSD's Adaptation Planning for Business and Guidance on Avoided Emissions, and applied the relevant methodological frameworks to our own practices.



Promoting digital climate solutions

We share and promote practices in leveraging digital technologies to drive climate actions through joint research, participation in international forums, and cross-industry exchanges.

In FY2026, the Alibaba-NTU Global e-Sustainability CorpLab (ANGEL), based in Singapore, jointly released the Navigating the Jevons Paradox: Green AI will Fuel Innovation and Sustainable Growth at Scale with Forrester. Based on a survey of more than 400 organizations worldwide, the report provides recommendations on pathways for scaling green AI across industries. In November 2025, we hosted Digitalization Day at the China Pavilion of the United Nations Climate Change Conference (COP30) for the third consecutive year, and shared practical progress with institutions including the National Climate Center, ITU, and the World Meteorological Organization (WMO) on topics such as green cloud computing and AI-enabled climate forecasting.

As a founding member of the Carbon Footprint Industry Technology Innovation Alliance, we help align China's carbon accounting and data systems with international standards, with a particular focus on digital technology innovation and industrial application. In January 2026, Alibaba Cloud launched the Cloud Valley Token and Watt Forum to foster cross-industry exchange and collaboration on low-carbon development of data centers in the AI era.

Risk management

The Climate Change Working Group works in coordination with the Enterprise Risk Management Department to incorporate climate risks into Alibaba Group's overall risk taxonomy, assessed using consistent evaluation criteria, and managed on a tiered basis according to their impacts and likelihood.

In FY2026, we built an internal climate physical risk assessment platform that enables business groups and companies to identify and assess short-, medium-, and long-term physical risks to their assets under different climate scenarios, providing a basis for climate adaptation planning and resource allocation. Concurrently, we continuously track climate-related events through a risk event monitoring platform, analyzing and responding to them in real time to dynamically validate existing risk assessment outcomes.

Metrics and targets

Alibaba set three carbon neutrality targets in 2021. In light of developments and dynamic adjustments across business groups and companies, we formulate and adjust annual targets at the business level accordingly to ensure the feasibility of the Group's targets. We continuously track progress toward our carbon neutrality targets, as well as closely related metrics including the proportion of renewable energy, Power Usage Effectiveness (PUE), and Water Usage Effectiveness (WUE), and disclose these in the annual ESG reports. To advance climate adaptation efforts, we have initiated the formulation of related targets and metrics.



Advancing carbon neutrality

Carbon neutrality is a critical yardstick for measuring the success of our green transition. We embed sustainability into our business operations to fulfill our carbon neutrality commitment.

- Progress toward carbon neutrality
- Emissions reduction from our own operations and the value chain
- Driving platform ecosystem decarbonization

Progress toward carbon neutrality

As the global energy landscape undergoes a profound shift and AI penetration accelerates, achieving carbon neutrality requires a clear understanding of decarbonization-related risks and opportunities as well as sustained, pragmatic actions.

Carbon neutrality and AI

The global energy system is in the middle of a restructuring on both the supply and demand sides. On the supply side, the transition from fossil fuels to clean energy is speeding up. On the demand side, electrification is deepening and altering end-use energy mixes. The interaction between these structural shifts is driving the electric system's operational paradigm away from the traditional "generation following loads" model, where power generation passively reacts to demand, toward the "source-grid-load-storage" model. Amid this irreversible trend, carbon neutrality has become the inevitable direction for reshaping the global energy system.



AI impacts both the supply and demand sides during the energy transition. Although the expansion of computing power drives up electricity demand, AI provides unprecedented technical capabilities for flexible load scheduling and real-time supply-demand matching. This has transformed the "source-grid-load-storage" model from a conceptual framework into an implementable system solution. On balance, AI serves as a critical enabler for the energy transition. Without AI-driven intelligent scheduling and system optimization, it would be difficult to efficiently utilize clean electricity at scale by deeply integrating it with power grids.

We have chosen to be an active participant in the energy transition. Within our own operations, we embed green, low-carbon principles into business development, steadily advancing toward our carbon neutrality goals. For broader value creation, our "AI-driven" strategy amplifies our green impact. By deeply integrating AI into our business and delivering AI capabilities to our customers, we facilitate more precise energy efficiency management and emissions reduction. Examples include Amap's AI recommendation feature for lowering emissions from mobility and Alibaba Cloud's solution for optimizing energy efficiency in industrial settings. We believe that an AI-driven, green, and low-carbon Alibaba can build a more sustainable future for both ourselves and society at large.

Progress overview

Our decarbonization efforts are anchored in tech-driven efficiency, resource transition, and stakeholder ecosystem coordination. Since announcing our carbon neutrality goals in 2021, we have made continuous progress.

In FY2026, we consistently refined our carbon data management system to achieve dynamic monitoring on our decarbonization progress. Leveraging this capability, we set annual emissions targets for the Group and our businesses. Emissions management requirements are embedded into key operations identified via materiality assessments, with progress regularly tracked and disclosed. For residual emissions that cannot be eliminated with direct reduction efforts, we act proactively to build a reserve of carbon credits. This is supported by a science-based assessment system that factors in project attributes such as additionality, measurement accuracy, permanence, and vintage to guide the selection and retirement of high-quality carbon credits from both removals and offsets.

Furthermore, we advance the development of Scope 3+ accounting standards and consistently explore how digital technologies and innovative business models can potentially accelerate a society-wide green transition.



Scope 1   Scope 2   Scope 3

Alibaba's pathways toward carbon neutrality

Unit: million MtCO$_2$e

Net emissions between FY2022 and FY2026

Pathways toward carbon neutrality

Carbon neutrality goals by 2030

Business growth

Product-driven efficiency

Operational efficiency

Electrification

Clean energy

Low-carbon resources

Stakeholder ecosystem

Carbon removals /carbon offsets

Scope 1 and 2
Carbon neutrality

Scope 3
A 50% reduction in the net emissions intensity as compared to 2020.

	FY2022	FY2023	FY2024	FY2025	FY2026
Total	10.5	9.8	10.1	10.7	10.5
Scope 3	7.8	7.5	7.5	8.3	8.2
Scope 2	2.2	1.8	2.1	1.9	2.0
Scope 1	0.5	0.5	0.4	0.5	0.3

Improving efficiency through technologies

Changing the way we use resources

Building a stakeholder ecosystem

2030

Protecting the Environment ● **Advancing carbon neutrality**

Net emissions from our own operations (Scopes 1 and 2)
Unit: million MtCO$_2$e



Baseline year (Jan '20 - Dec '20)	1.756
FY2022 (Apr '21 - Mar '22)	2.689
FY2023 (Apr '22 - Mar '23)	2.355
FY2024 (Apr '23 - Mar '24)	2.522
FY2025 (Apr '24 - Mar '25)	2.406
FY2026 (Apr '25 - Mar '26)	2.296

Down 4.6%

Net emissions intensity in the value chain (Scope 3)
Unit: MtCO$_2$e per million RMB of revenue



Baseline year (Jan '20 - Dec '20)	9.6
FY2022 (Apr '21 - Mar '22)	10.2
FY2023 (Apr '22 - Mar '23)	9.5
FY2024 (Apr '23 - Mar '24)	8.7
FY2025 (Apr '24 - Mar '25)	8.9
FY2026 (Apr '25 - Mar '26)	8.0

Down 10.1%

Avoided emissions achieved by engaging and enabling the platform ecosystem (Scope 3+)
Unit: million MtCO$_2$e



FY2022 (Apr '21 - Mar '22)	44.185
FY2023 (Apr '22 - Mar '23)	67.238
FY2024 (Apr '23 - Mar '24)	75.307
FY2025 (Apr '24 - Mar '25)	83.891
FY2026 (Apr '25 - Mar '26)	101.798

Up 21.3%

Unit: million MtCO$_2$e



Enablement: 28.081
Cloud computing: 21.856
Digital workplace: 4.759
Mobility: 1.466

Total Scope 3+ avoided emissions
101.798

Engagement: 73.717
Low-carbon products: 58.0
Reuse & recycling: 13.821
Mobility: 1.848
Catering: 0.049

Protecting the Environment ● **Advancing carbon neutrality**

Emissions reduction from our own operations and the value chain

In FY2026, our decarbonization actions continued focusing on four major operational scenarios: cloud computing, logistics, retail, and campuses, while also extending to the value chain. These scenarios and the value chain are of critical and material relevance to our carbon footprint.

Progress in decarbonization

Emissions reduction from our own operations (Scopes 1 and 2)

Unit: 10,000 MtCO$_2$e



FY2022	FY2023	FY2024	FY2025	FY2026
55.1	114.7	162.6	202.8	319.5
Apr '21 – Mar '22	Apr '22 – Mar '23	Apr '23 – Mar '24	Apr '24 – Mar '25	Apr '25 – Mar '26

Up 57.5%

Emissions reduction from the value chain (Scope 3)

Unit: 10,000 MtCO$_2$e



FY2023	FY2024	FY2025	FY2026
40.0	92.4	84.3	206.5
Apr '22 – Mar '23	Apr '23 – Mar '24	Apr '24 – Mar '25	Apr '25 – Mar '26

Up 144.8%

Green, low-carbon cloud computing

We are overhauling every facet of our data centers, from design and construction to products and operations, so that we can leverage system optimizations and innovative technologies to reduce emissions as our business scales up.

Tech-driven efficiency

PUE is the core metric for evaluating the energy efficiency of data centers. In the intelligent computing era, AI training and inference have dramatically elevated the power density of chips, servers, and racks, significantly complicating thermal management and making PUE optimization far more stressful than in the traditional cloud computing era.

Alibaba Cloud boosts efficiency via a synergy of product restructuring and granular operations to stabilize PUE amid business expansion. In FY2026, the annual average PUE across our self-built data centers dropped from 1.190 to 1.187, sustaining a leading position across Asia. Given the massive scale of our data center operations, a seemingly marginal PUE reduction of 0.003 is already an efficiency gain that translates into the avoidance of substantial electricity consumption.

Annual average PUE across Alibaba Cloud's self-built data centers



FY2022	FY2023	FY2024	FY2025	FY2026
1.247	1.215	1.200	1.190	1.187
Apr '21 – Mar '22	Apr '22 – Mar '23	Apr '23 – Mar '24	Apr '24 – Mar '25	Apr '25 – Mar '26



Product-driven efficiency

Product-driven efficiency at data centers for intelligent computing relies not on a patchwork of isolated technologies, but on holistic, end-to-end system designs. While our in-house GPUs can lower energy consumption per unit of computing power, the high power density of chips imposes stringent requirements for power supply and heat dissipation. Facing this challenge, we have upgraded the power supply architecture from low-voltage alternating current (LVAC) to high-voltage direct current (HVDC) for less conversion loss. Meanwhile, we have revamped the cooling structure, which now leverages liquid cooling at the chip level to directly dissipate heat generated by high-power chips. Compared with a traditional uninterruptible power supply system running on AC, an HVDC power supply architecture is structurally less complex and easier to disaggregate into standardized functional modules, thereby facilitating the modular and prefabricated delivery of data centers. This not only boosts power efficiency and deployment agility but also reduces emissions from on-site construction activities.



DATA CENTER

> **Upgrading the power supply architecture**
>
> A data center's efficiency in utilizing input power depends partially on the design of its power supply architecture. In a traditional design, incoming high-voltage AC must undergo multiple step-downs, AC-to-DC conversions, and voltage adjustments before it is transformed into the low-voltage DC required by servers. Each of these stages generates heat and results in energy loss. At the same power level, a lower transmission voltage necessitates a higher current, exacerbating line loss and temperature rise.
>
> Building on the technical validation from the Panama power supply and the experience gained during its deployment, Alibaba Cloud is driving the deployment of HVDC power supply architectures at a broad scale. This significantly simplifies step-downs and conversions during power transmission, reducing energy loss and waste heat at the source. Our latest generation of data centers is now fully compatible with HVDC power supply architectures up to 800V.



Operational efficiency

Once a data center goes live, its energy efficiency is not static. Sustaining a high level of energy efficiency relies heavily on granular management during operations.

For self-built data centers in stable operations, we set annual PUE targets, which drive consistent efforts to tap into the energy-saving potential of our existing infrastructure. Within this framework, granular operations serve as our primary lever for efficiency gains. We embed an intelligent algorithm into daily operation and maintenance (O&M), utilizing AI-powered load optimization and cooling control to lower operational energy consumption. As of March 31, 2026, this solution had been implemented across server rooms at a cumulative total of 24 self-built data centers. Furthermore, Alibaba Cloud has developed an intelligent PUE analysis tool that leverages online monitoring to diagnose energy consumption anomalies. It pinpoints operational gaps and facilitates targeted improvements.

In addition to reducing energy consumption within server rooms, we actively explore cascading energy utilization. Waste heat from data centers is captured via heat exchange technologies and channeled into municipal heating networks. This is an extension of our focus from cutting consumption to recovery and reuse. During the 2025 heating season, which lasted from November 2025 to March 2026, Alibaba Cloud's data centers delivered 9,055 GJ of thermal energy to Zhangbei County, Hebei.

Resource transition

The emissions intensity of a data center is fundamentally a function of its electricity mix's carbon profile. Alibaba Cloud pledges to power 100% of its cloud computing operations with clean electricity by 2030.

To fulfill this pledge, we adopt a two-pronged strategy. One of its prongs focuses on the consistent deployment of distributed solar PV systems to generate renewable energy on site. The other leverages market-based mechanisms, such as annual power trading and long-term power purchase agreements (PPAs), to prioritize the consumption of clean electricity available within power grids where we operate. This approach channels our demand to catalyze investment and construction in the field of clean energy infrastructure. In FY2026, clean electricity accounted for 73.6% of the electricity mix at Alibaba Cloud's self-built data centers, which put us in an industry-wide leading position across China. Notably, those located in Guangdong, Jiangsu, and Sichuan are already 100% powered by clean electricity.

In addition to transforming our electricity mix, we embed low-carbon principles into broader operations. Alibaba Cloud is deploying IG541 green fire suppression systems across its self-built data centers to replace traditional heptafluoropropane fire extinguishers. To put this in perspective, heptafluoropropane has a global warming potential (GWP) value of 3,350, whereas IG541 is close to 0 on this metric.

Share of clean electricity at Alibaba Cloud's sel f-built data centers



FY2022	FY2023	FY2024	FY2025	FY2026
Apr '21 - Mar '22	Apr '22 - Mar '23	Apr '23 - Mar '24	Apr '24- Mar '25	Apr '25 - Mar '26

21.6% → 53.9% → 56.0% → 64.0% → 73.6%

Value chain synergy

Through its supplier management system, Alibaba Cloud extends its standards for clean electricity and energy efficiency into the value chain.

We are progressively setting requirements for stepped targets to increase the proportion of clean electricity usage in our leased data centers. Furthermore, we embed clauses for PUE-linked incentives and constraints into supplier contracts. The vast majority of our leased data centers in China are now subject to PUE performance assessment.

To strengthen closed-loop management, Alibaba Cloud has established an energy consumption and emissions monitoring system for its leased data centers. This system supports periodic emissions inventories and assurance, ensuring the veracity and traceability of supplier-disclosed data.

As we bring suppliers up to our requirements, we empower them with our technical capabilities and green practices. To this end, we grant suppliers access to our in-house algorithmic O&M strategy and PUE analysis tool. Furthermore, we collaborate with partners in regions such as Guangdong and Shanghai to secure clean electricity via market-based trading. These efforts are complemented by the phase-in of IG541 green fire suppression systems across our leased data centers.

In FY2026, the annual average PUE across Alibaba Cloud's leased data centers in China dropped to 1.224, and the share of clean electricity at its leased data centers worldwide reached 40.8%, up 18.4 percentage points year on year. These achievements translated into 1.644 million tons of emissions reduction.

40.8 %

share of clean electricity at our leased data centers worldwide

Smart circular logistics

Logistics is a bedrock of the economy and a major source of greenhouse gas emissions worldwide. However, this sector, characterized by an extensive value chain, a multitude of participants, and a lack of scalable, established solutions at many key nodes, is the most challenging to decarbonize.

We serve a global consumer base with a diverse business portfolio spanning domestic e-commerce, international e-commerce, quick commerce, and offline retail. Our varied businesses face distinct logistics requirements, which is why we have built a vast, multi-tier logistics network. Cainiao further amplifies the reach and complexity of this network by opening up its internal solutions to external customers. Logistics scenarios with a material impact on our emissions in Scopes 1, 2, and 3 include logistics services fulfilled or procured by Alibaba for Cainiao, AliExpress, and Lazada as well as last-mile delivery for Taobao Instant Commerce and Freshippo.

To navigate this complexity, we integrate decarbonization into our existing business processes, factoring in technical feasibility and business scenario control. This approach allows us to tap into decarbonization potential across four key stages: order processing, warehousing, packaging, and transportation. In FY2026, measurable emissions reduction from logistics within our operations and the value chain totaled around 391,000 tons.

Order processing

Order processing is the linchpin of decarbonization at the source. More fragmented orders necessitate higher delivery frequencies, inherently driving up emissions. When we have more flexibility to orchestrate order flows, we can consolidate orders at fulfillment nodes under the control of our businesses, combining separate shipments into a single delivery to cut emissions from redundant transportation. This strategy has been rolled out across multiple businesses. In FY2026, AliExpress advanced from single-merchant to multi-merchant consolidation within the same warehouse. This approach allows products from different merchants to be packed together, reducing the total quantity of packages in line-haul transportation.

Warehousing

Improving energy efficiency and optimizing the energy mix are the two primary levers for decarbonization in warehousing. We deploy smart terminals across our warehouses to enable data-driven, real-time monitoring and granular management for energy consumption. Furthermore, we deploy distributed solar PV systems and participate in market-based trading for clean electricity to drive the energy transition of our warehousing operations at the source. As of March 31, 2026, the total installed capacity of grid-connected solar PV systems across our warehouses was 161.1 MW, triple the previous fiscal year's figure and capable of generating enough electricity annually to power about 68,000 households in China for an average year. Our participation in market-based trading for clean electricity involves multiple businesses and lowers electricity-related emissions from warehousing.

Packaging

The use of packaging materials spans the entire logistics chain, from product shipping to final delivery. We continuously shrink our packaging footprint through reduction and circularity initiatives without compromising business growth and consumer experience. In FY2026, these initiatives empowered Cainiao to achieve around 286,000 tons of measurable emissions reduction.

For more details, refer to Section 3 "Conserving and restoring nature" in Chapter 2.



Transportation

Transportation covers the entire journey from warehouse departure to last-mile delivery. Given the diverse transportation scenarios and dispersed decarbonization links across our business operations, we prioritize operational optimization as well as energy substitution for domestic shipping and pursue more complex modal innovations for cross-border freight. Those businesses with controllable routing have integrated smart routing algorithms across pickup, transit, and last-mile delivery to shorten travel distances and, in turn, reduce emissions. In FY2026, these algorithms achieved 420.1 tons of emissions reduction in measurable scenarios. Electrification is a key measure for cutting vehicular emissions. We are expanding the use of electric vehicles for self-owned logistics fleets and short-haul scenarios. In FY2026, we deployed autonomous electric vehicles for urban delivery and fulfilled over 1.9 million packages with this fleet. Cross-border transportation is more difficult to decarbonize than domestic delivery. Balancing transportation efficiency with environmental impact, AliExpress has developed a multimodal network spanning sea, land, air, and rail in search of lower-carbon solutions for cross-border transportation.



Farms and production bases
Domestic warehouses for cross-border logistics
Long-haul delivery
Short-haul delivery
Restaurants
Retailers
Sorting
Urban distribution centers
Long-haul delivery
Mid-haul delivery
Cross-border logistics
Cainiao Post stations
Regional distribution centers

Sustainable retail

Freshippo, our new retail platform for groceries and fresh foods, is dedicated to building sustainable store environments and improving consumer experience.

Tech-driven efficiency

Freshippo has established a dedicated team and a digital system for energy management, driving granular operations with organizational support and data capabilities. The business leverages targeted technical upgrades and operational improvements to decarbonize its most energy-intensive processes.

Freshippo has identified three primary sources of energy consumption: cold chain operations, in-store lighting, and live seafood storage. The business has specific measures targeting each of these. For cold chain operations, systems are being upgraded with dynamic temperature control to achieve precise energy conservation without impacting product freshness. For in-store lighting, smart control functionality has been deployed on a full scale to manage lighting hours and thereby avoid electricity wastage. For live seafood storage, water recirculation systems are used to purify water at the backend and reduce the need for fresh intake. This maximizes the use of constant-temperature circulated water and avoids consuming extra electricity to repeatedly heat or cool incoming water.



Primary sources of energy consumption

Cold chain operations

In-store lighting

Live seafood storage

Resource transition

Freshippo advances its energy transition by focusing on electrification and clean electricity use. In its new stores, all-electric systems are used for food preparation to phase out natural gas. To expand the use of zero-carbon energy, the business installs distributed solar PV systems for warehouses and encourages its stores to participate in market-based trading for clean electricity.



Sustainable campuses

Our campuses are the primary hubs for daily work and visitor experience. Their environmental performance directly shapes how various stakeholders perceive our commitment to sustainability.

We manage our distributed campuses under a unified environmental governance framework centered on management systems, green construction, and green operations. Under this framework, the ISO 14001 Environmental Management System enables us to systematically identify the environmental factors of each campus and drive continuous improvements. As of March 31, 2026, seven of our campuses had achieved this certification after passing internal and external audits.



ISO 14001-certified campuses

- Xixi Campus Park A in Hangzhou
- Alibaba Digital Ecosystem Innovation Park in Hangzhou
- Xixi Campus Park C in Hangzhou
- Cloud Valley Campus in Hangzhou
- Alibaba Center (Guangzhou) New
- Xuhui Binjiang Park Zone D in Shanghai New
- Beijing Chaoyang Science & Technology Park New

Design and construction of green campuses

A building's green performance is largely dictated by decisions made during the design stage. Once it is constructed, there is much less flexibility to alter its electromechanical systems and spatial structures, creating inherent bottlenecks for post-occupancy optimization. Recognizing this, we deeply embed ESG principles across the planning, design, and construction stages of our campuses. As of March 31, 2026, our campuses had nearly 787,000 square meters of floor area certified by LEED at the Gold level or above, up 51% from a year earlier. This laid the physical groundwork for operational decarbonization.

LEED-certified campuses

LEED 2009 Gold	• Building B in Wangjing, Beijing • Alibaba Center (Hongqiao, Shanghai) • Alibaba Center (Guangzhou)
LEED v4.1 Platinum for existing campuses	• Xixi Campus Park A • Alibaba Digital Ecosystem Innovation Park • Qinchengli • FlyZoo Hotel
LEED v4 Gold	• Xixi Campus Park C in Hangzhou • Xuhui Binjiang Park Zone D in Shanghai • Building 9, Nanhu Future Science Park in Hangzhou New • Beijing Chaoyang Science & Technology Park New

Green operations

We regularly conduct energy assessments and audits to identify opportunities for emissions reduction. To drive decarbonization, we remain committed to these three approaches: tech-driven efficiency, resource transition, and stakeholder ecosystem coordination. In FY2026, emissions per unit of area across our self-used office campuses fell 34.5% year on year, with six campuses certified as carbon-neutral.

Carbon-neutral campuses

- Alibaba Center (Guangzhou)
- Alibaba Center (Shenzhen)
- Xixi Campus Park A in Hangzhou
- Binjiang Park in Hangzhou New
- Xuhui Binjiang Park Zone D in Shanghai
- Xuhui Binjiang Park Zone X in Shanghai New

Tech-driven efficiency

Heating, cooling, and lighting are the primary sources of energy consumption on our campuses. With a focus on R&D and investment in energy-saving technologies, we are integrating AI into campus operations to harness the synergy between intelligence and sustainability. In FY2026, our AI-driven energy management system, the Equipment Brain, helped reduce emissions by 7,121.4 tons.

AI-driven campus operations require the foundational hardware to be inherently efficient and intelligent. In FY2026, we upgraded the central air conditioning system and introduced more efficient boiler units, while also deploying millimeter-wave radar sensors in conference rooms to precisely monitor environmental conditions. By assigning a digital identity to each energy-consuming unit, we made it uniquely identifiable and independently controllable. Furthermore, we launched an asset health assessment module to regularly examine the condition, management, and operating environments of hardware, ensuring that all facilities run optimally.

At the upper layer, the Equipment Brain performs unified orchestration. In FY2026, its control scope expanded from occupancy-based lighting to smart heating and cooling. It breaks down the silos in traditional heating and cooling systems, aggregating isolated energy-consuming units into a resource pool available for centralized scheduling. Powered by AI, the system factors in real-time data such as outdoor weather and indoor occupancy to make centralized scheduling more adaptive, thereby increasing operational flexibility and achieving environmental comfort with minimal energy consumption.

Resource transition

Transitioning to a cleaner energy mix is fundamental to deep decarbonization across our campuses. By deploying distributed solar PV systems and participating in market-based trading for clean electricity, we increased the share of clean electricity on our self-used office campuses and leased-out properties to 69.3% in FY2026. On the demand side, we are accelerating the electrification of campus transportation, with the entire fleet of shuttle buses now running on electricity. Furthermore, we are expanding our charging infrastructure. As of March 31, 2026, our campuses were equipped with 3,416 chargers.

A more profound transition is to evolve our campuses from passive power consumers to active participants in grid balancing. In FY2026, we deployed virtual power plants (VPPs) across our campuses in the "source-grid-load-storage" model. Throughout the fiscal year, these VPPs responded to demand from local power grids on 16 occasions.

Engaging employees in decarbonization

The decarbonization of our campuses requires everyday engagement from all employees.

We leverage our digital platforms, Youxin and Huanxing, to incentivize sustainable practices among employees via a points-based reward system. In FY2026, 107,682 employees recorded 2,876,540 low-carbon workplace actions via Youxin. Meanwhile, 60,258 employees completed 1,134,200 low-carbon business trips via Huanxing, contributing 6,989.3 tons of emissions reduction.

Furthermore, our training curriculum for environment, health, and safety (EHS) incorporates topics such as energy conservation to help employees map their daily practices onto the energy consumption of our campuses and internalize environmental awareness as a professional reflex.



Driving platform ecosystem decarbonization

Through digital technology and business model innovations, our platforms support the broader low-carbon transition by helping customers and consumers adopt pathways and solutions that contribute to avoided emissions.

In FY2026, following methodology updates, we conducted avoided emissions recalculation and retrospective calculation for selected projects covering FY2022 to FY2025. As of March 31, 2026, our cumulative avoided emissions totaled approximately 370 million tons. These avoided emissions are not used to offset emissions from our own operations, and they are disclosed independently of emissions from our own operations and the value chain.

"Scope 3+" avoided emissions system

In FY2026, we released the Alibaba "Scope 3+" Avoided Emissions Implementation Guidance, in partnership with the China Environmental United Certification Center (CEC). It provides systematic guidance on avoided emissions accounting (including both recalculation and retrospective calculation), management, assurance, and disclosure. The Implementation Guidance was developed in alignment with WBCSD's Guidance on Avoided Emissions, Version 2.0, the Greenhouse Gas Protocol[1], as well as international standards such as ISO 14064 and ISO 14067. Integrating these methodologies and standards with the practical experience of our platforms, it defines a "value chain plus enabling environment" framework to support decarbonization at scale, and establishes governance and management mechanisms aligned with leading climate-related disclosure standards.

To support the effective operation of our "Scope 3+" avoided emissions management system, we continuously develop four critical capabilities: scientific accounting, digital management, third-party assurance, and ecosystem collaboration. As of March 31, 2026, we had participated in 65 decarbonization-related standards and integrated accounting methodologies, emission factors, and business data into our digital platform, enabling online third-party assurance. As a core member of the WBCSD's Avoided Emissions Working Group, we have participated in formulating avoided emissions accounting methodologies for the digital sector and co-hosted the International Supply Chain Decarbonization Innovation Workshop, driving efforts to establish "Scope 3+" avoided emissions as a common language for quantifiable and verifiable climate performance.

Major avoided emissions pathways of "Scope 3+"


Low-carbon products
Mobility
Catering
Reuse & recycling
Engagment
Enablement
Cloud computing
Mobility
Digital workplace
Industry
Alibaba Cloud
DingTalk
1688
Science-based assessment
Digital management
Third-party assurance
Ecological co-construction

1. As part of the latest revision the Greenhouse Gas Protocol, its Actions and Market Instruments Working Group has formally included avoided emissions in its revised agenda.

Projects and progress

In FY2026, guided by our two avoided emissions strategies: enablement and engagement, we continued expanding the coverage of existing avoided emissions projects and launched new initiatives.

Enablement

We consistently explore the potential of digital technologies in driving decarbonization via optimal resource allocation, process efficiency, and operational synergy.

In FY2026, Alibaba Cloud continuously enhanced its green cloud computing capabilities and achieved 21.856 million tons of avoided emissions. The intelligent control system of Alibaba Cloud continued to support energy savings and efficiency improvements in energy-intensive industries such as cement and solid waste treatment.

Amap's AI Navigation features dynamically generate route recommendations based on real-time traffic, historical patterns, weather conditions, and user preferences. By helping users avoid congestion, reduce idling, and minimize unnecessary detours, it lowers emissions per kilometer driven. In FY2026, this feature achieved 1.466 million tons of avoided emissions.

DingTalk provides users with a suite of online collaboration tools, ranging from virtual conferencing to paperless office solutions, to help reduce emissions associated with business travel and paper consumption. In FY2026, DingTalk contributed to 4.759 million tons of avoided emissions.

Engagement

We use platform mechanisms to encourage low-carbon lifestyles among our users.

We continue to develop standards for low-carbon products on our platforms, increasing the visibility of such items—particularly energy-efficient home appliances and new energy products. In FY2026, avoided emissions reached 36.044 million tons on Taobao and Tmall, 1.539 million tons on 1688.com, and 20.417 million tons on Alibaba.com.

We have built convenient and secure platforms for the resale and recycling of pre-owned goods, extending product lifecycles and reducing emissions associated with the production of new items. In FY2026, Xianyu contributed to 12.788 million tons of avoided emissions, while Alibaba Assets contributed around 961,000 tons. Cainiao Post contributed around 72,000 tons of avoided emissions through cardboard box reuse and apparel recycling initiatives implemented at its outlets.

Amap provides users with personal carbon ledgers to incentivize low-carbon mobility choices. As of March 31, 2026, its Green Travel Carbon Inclusion Project covered 34 cities, such as Beijing, Shanghai, and Jinan, having engaged users to collectively avoid 1.848 million tons of emissions.

Taobao Instant Commerce encourages users to select the "No Cutlery" option to reduce the use of disposable items and the "Small Portion" option to minimize food waste. In FY2026, these initiatives achieved around 49,000 tons of avoided emissions.

> For further details on our avoided emissions projects, refer to the Alibaba "Scope 3+" Avoided Emissions Report 2026.



Conserving and restoring nature

Our environmental stewardship extends to packaging, water resources, waste, and biodiversity. The following sections detail our initiatives across these four areas, guided by the principles of a 4R circular economy.

- Reducing and optimizing packaging
- Reducing and recycling waste
- Conserving water resources
- Protecting natural ecosystems

Reducing and optimizing packaging

The primary function of packaging is to maintain the integrity of products during transit and delivery, protecting them from environmental variations. This functional attribute dictates that an eco-friendly packaging strategy cannot be one-dimensional. Instead, it must weigh multiple factors to minimize environmental impact without damaging products. Our operations materially relevant to packaging include logistics services fulfilled or procured by Alibaba for Cainiao, AliExpress, and Lazada. While specific packaging trade-offs vary by fulfillment scenario, reducing our packaging footprint is the shared objective. Cainiao, for instance, slashed the use of packaging materials by a total of around 189,000 tons via reduction, recycling, and reuse in FY2026. This translated into around 286,000 tons of emissions reduction.

Reducing the use of packaging materials

We leverage digital technologies and intelligent algorithms to reduce the use of packaging materials, thereby improving material efficiency at the source. The adoption of standardized electronic waybills reduces paper usage across the courier industry. Our in-house packing algorithm optimizes cardboard box selection and packing sequences to maximize space utilization within packages. For suitable products, we follow a practice known as Ships in Own Container (SIOC) to reduce extra packaging without jeopardizing products. Furthermore, we develop minimalistic packaging solutions tailored to the characteristics of various industries and promote the use of electronic packing lists.

Recycling and reusing packaging

Circularity marks another essential front for reducing the environmental footprint of packaging.

In FY2026, Cainiao reused over 24 million cardboard boxes during warehousing operations. For the product circulation phase, we have collaborated with merchants to launch a reusable crate program. As of March 31, 2026, the program had recorded a cumulative total of over 1.4 million instances of use across a pool of around 143,000 reusable crates, averaging nearly 10 cycles per unit.

End-of-pipe recycling extends the packaging circularity loop. In Singapore, Lazada has launched an initiative encouraging consumers to return reusable cardboard boxes to couriers. Instructions are printed prominently on these boxes to encourage consumer participation.

Over **24** million

reused cardboard boxes



Reducing and recycling waste

Within our operational boundaries, waste primarily stems from the business activities of Alibaba Cloud and Freshippo as well as the daily usage of our office campuses. Our approach is to minimize waste generation, drive circularity, and promote compliant disposal. This lowers operating costs and alleviates environmental pressure amid business growth.

Alibaba Cloud

Alibaba Cloud has formulated and released the Cloud Intelligence Group Hazardous Waste Management System for IDC Campuses to establish an end-to-end control framework for hardware. This framework ensures that 100% of hazardous waste from its self-built data centers is handed over to qualified vendors for compliant disposal.

In addition to the compliant disposal of hazardous waste, Alibaba Cloud extends hardware lifecycles and drives equipment circularity via a reverse supply chain. The business has constructed a data system where each piece of hardware is assigned an identity. This enables dynamic, end-to-end tracking from procurement and inbound receipt to final retirement. Leveraging this capability, Alibaba Cloud has established a circularity evaluation standard to triage decommissioned servers. Functional servers are prioritized for whole-machine reuse when business operations need servers. Non-reusable ones are routed to a Circular Reuse Center for diagnostics, refurbishment, teardown, and repair. In FY2026, a batch of servers totaling 28.51 million cores received warranty extensions, and components harvested from 15,593 servers entered the recycling stream. For equipment designated for scrap, a component-level teardown and evaluation workflow precedes final processing. For storage hardware, recycling vendors are mandated to execute physical shredding in strict compliance with data security protocols. Shredded materials such as plastics and metals are modified and re-injected into the manufacturing cycle, closing the resource utilization loop.

Reverse supply chain


Reusable components
Servers in use
Decommissioned upon evaluation
Idle servers
Unsuitable for server-level reuse
Components reuse
Non-reusable components
Suitable for server-level reuse
Recycling and disposal

Freshippo

Based on the principle of materiality, Freshippo identifies the major types of waste in its operations, improves measurement, and advances granular management. Curbing food waste is a primary focus of source reduction. In the procurement phase, the business synthesizes variables such as consumer demographics, shopping habits, holidays, and weather patterns to automate daily demand forecasts, avoiding food waste caused by estimation errors. As Freshippo explores alternative channels for distributing food that would otherwise be wasted, it works with the government to run food bank programs, where it utilizes smart locker systems to dispense near-expiry food across local communities. This initiative captures the residual value of products and minimizes resource waste, delivering both environmental benefits and social impact. End-of-pipe resource utilization targets kitchen waste and paper packaging. Kitchen waste is ultimately handed over to locally designated, qualified vendors for compliant disposal, while paper packaging is routed to paper mills for repulping via pilot partnerships with specialized recyclers.

Office campuses

For the most part, our office campuses generate highly heterogeneous municipal waste. Precise measurement is the prerequisite for waste management. As of March 31, 2026, waste management across our self-used office campuses was fully digitalized, enabling us to identify management opportunities via measurement and assessment. For our office campuses, we have built implementation plans centered on core metrics such as waste sorting accuracy and resource recovery rates. Drawing on this practical experience, we were deeply involved in the formulation of the T/CAS 1112-2025 Evaluation Guidelines for Office-type Zero-waste Campuses in FY2026 to set higher benchmarks. In the fiscal year, we drove efforts that enabled six campuses to become the first zero-waste sites certified under this standard.

Campus waste management ultimately hinges on behavioral change among employees. We enhance their waste sorting awareness with clear signage and training initiatives, prompting them to perform initial sorting prior to secondary sorting.

As a benchmark for waste treatment, our Beijing campus maintained 100% recycling for kitchen waste in FY2026. A bio-fermentation process converts kitchen waste into organic fertilizer, completing a "sort-recycle-utilize" closed loop, thereby reducing the amount of waste sent to landfill.

Conserving water resources

Water usage in China is regionally imbalanced. Our operational nodes in the north, for instance, face higher water stress. We are committed to water efficiency across our operations and strive to reduce avoidable water loss. Furthermore, we align with local requirements and calculate our water footprint inventories to assess business-specific water risks and identify opportunities for improving water efficiency. This provides insights driving our water conservation and circularity measures. The following sections detail these measures across Alibaba Cloud, our office campuses, and Freshippo, since they have a material impact on our water footprint.

Alibaba Cloud

A lower WUE value is not necessarily better. In water-sustainable regions, a controllable amount of water can be consumed to drive significant energy efficiency gains and boost emissions reduction. Therefore, navigating the trade-off between PUE and WUE is a critical topic for Alibaba Cloud's sustainable operations.

Alibaba Cloud's water management methodology is structured on a framework of site-specific adaptation and full-lifecycle coordination. Our choice of cooling technologies is closely aligned with regional water endowment assessments. In water-scarce regions, we prioritize air cooling to minimize pressure on local water ecosystems. Conversely, in water-abundant areas, we prudently deploy evaporative cooling to significantly cut power consumption and emissions. In FY2026, the annual average WUE across our self-built data centers was 1.198. Specifically, this metric was 0.205 for those dominated by air cooling and 1.799 for those primarily using evaporative cooling. Our differentiated approach ensures the highly efficient operation of computing infrastructure while limiting the impact on water ecosystems within reasonable boundaries.

In water-scarce regions where air cooling dominates, Alibaba Cloud not only leverages technical solutions to limit direct water consumption but also relentlessly maximizes water circularity during its operations. In FY2026, data centers across some of its bases, including Ulanqab, reclaimed 135,858 cubic meters of water via high-efficiency recycling systems.

To achieve granular operations, Alibaba Cloud has formulated WUE management guidelines and continuously iterates its control strategy. The business standardizes water management practices for data centers across various dimensions related to the operation of cooling towers, including the makeup level, cycles of concentration, conductivity, and ambient humidity. These practices aim to maximize the cooling efficacy of every cubic meter of water at data centers that utilize evaporative cooling, thereby curbing unnecessary water withdrawal.

Annual average WUE across Alibaba Cloud's self-built data centers



FY2024	FY2025	FY2026
Apr '23 - Mar '24	Apr '24 - Mar '25	Apr '25 - Mar '26

1.205   1.144   1.198

1.198

Annual average WUE across Alibaba Cloud's self-built data centers







Office campuses

Water withdrawal pressure on our office campuses stems predominantly from the cumulative effects of daily operations. The combination of varied demand categories, including general office usage, landscape irrigation, air conditioning, and catering, has created a sustained reliance on the municipal water network. Alleviating the burden that our office campuses impose on local water ecosystems has emerged as a priority.

Our campus water management spans the planning, design, and operational stages. Upholding the sponge city philosophy for planning and design, we leverage rainwater harvesting and permeable paving to recycle rooftop and surface runoff, rather than discharging it into the municipal drainage system.

Furthermore, we have established a "monitor-conserve-reuse" operational management system. At the inflow end, we deploy water-saving equipment and upgrade existing fixtures to Grade 1 water-efficient alternatives, thereby lowering water intensity at the source across various scenarios. We also organize training sessions to enhance water conservation awareness among employees. At the outflow end, we have developed a recycling network for air conditioning condensate as well as wastewater from direct drinking water systems, reintegrating such direct discharge into the circular loop. In FY2026, we continued our initiative to retrofit water recycling systems across our self-used office campuses, achieving an annual recycling volume of 58,471 cubic meters.



58,471 m³

of water recycled

Freshippo

For fresh food retail, water is a necessary input for product quality and food safety. This poses a unique challenge for water management. Live seafood storage requires the continuous circulation of clean water to keep aquatic animals alive and active, while food preparation demands significant volumes of water to meet hygiene standards. As these two functions are fundamental to store operations and represent the primary sources of water consumption, precise water conservation without compromising quality is a central matter in Freshippo's water management strategy.

Freshippo has established a water data management system to systematically track consumption patterns across its store operations. This system enables the business to deploy differentiated technical strategies for its two primary water usage scenarios: live seafood storage and food preparation. For live seafood storage, Freshippo utilizes an intelligent water treatment system that combines physical filtration, biological purification, and low-temperature circulation. Physical filtration removes particulates and impurities, biological purification leverages microbial communities to decompose metabolic waste such as ammonia nitrogen, and low-temperature circulation reduces oxygen consumption while inhibiting pathogen growth. The synergy of these three technologies supports closed-loop circularity while maintaining stable water quality. As a result, wastewater is reduced, recycled, and reused. In food preparation, a smart device with water level sensing automatically adjusts water intake and flow duration based on actual demand. This avoids the issues of overflow and waste commonly seen in traditional fixed-flow equipment.



Protecting natural ecosystems

We continuously deepen our understanding of international standards and evaluation frameworks for biodiversity risks and opportunities, with a focus on the Taskforce on Nature-related Financial Disclosures (TNFD). Biodiversity preservation is embedded into our operational practices, complemented by multi-stakeholder participation.

Office campuses

Individual office campuses have limited physical footprints, yet their site selection, construction, and operation can exert a cumulative impact on the habitation and migration of native species.



At Xixi Campus Park C in Hangzhou, we hand-crafted six insect habitats, affectionately known as "bug hotels." Using natural wood, bamboo segments, and reed tubes as primary materials, we designed tailored accommodations for different species, including leafcutter bees, ladybugs, lacewings, and spiders. Some designs mimic hollow tree cavities, others replicate stacked dry twigs, and some offer narrow crevices—all to recreate their authentic natural habitats as closely as possible.

Biodiversity preservation efforts for our office campuses start as early as site selection. These efforts extend to the entire design and operational stages. For new developments, we initiate ecological risk assessments during site selection and design to facilitate 100% completion of environmental impact assessments as per national and local regulations. Ecological sensitivity is central to our site selection and design proposals.

We prioritize native plants for campus landscaping, because they have long evolved together with indigenous insects and birds to form stable food chains. Building on this foundation, we restore habitats and construct ecological corridors to enhance connections within the campus and to the surrounding natural environment. This creates living spaces and migratory pathways for wild animals. Furthermore, landscape designs proactively control the intensity and orientation of lighting to mitigate light pollution. Noise disturbances are minimized with appropriate equipment layouts and soundproofing facilities. These measures maintain the relative stability of the natural ecosystem. In FY2026, we further reinforced our eco-friendly principles in campus maintenance. For plant protection, we gradually substituted chemical pesticides with degradable mineral alternatives to reduce residual toxicity in soil and water bodies. For biosafety management, we replaced toxic agents and lethal eradication methods with non-harmful deterrents like ultrasonic repellers and physical barriers, ensuring personnel safety while minimizing disruptions to natural food chains.

E-Commerce platforms

E-commerce platforms dramatically lower transaction costs, yet they are susceptible to being exploited by bad actors as new conduits for illegal wildlife trading. We consistently strengthen platform governance, enhance consumer awareness, and mobilize broader public participation in biodiversity preservation.

Taobao, Tmall, and AliExpress utilize intelligent algorithms to monitor product descriptions, images, and videos in real time. These algorithms, coupled with manual inspections at the frontend, ensure that high-risk content is accurately identified and swiftly handled. We enforce tiered penalties for violations, ranging from warnings and product delistings to credit score deductions and store closures. Meanwhile, we provide training to guide merchants toward compliant operations.

Taobao and Tmall have been running the GreenNet Program for consumers. As of March 31, 2026, a cumulative total of 24.9 million searches related to illegal wildlife trading had been automatically redirected to educational and awareness pages. By this date, a cumulative total of about 690,000 users had chosen to participate in our Philanthropic Guardian Action, an initiative launched to champion wildlife protection.

In FY2026, the GreenNet Program was featured at the World Congress of Biosphere Reserves (WCBR) and COP30. At these events, the team behind the program shared platform governance practices with global conservation bodies, discussed cutting-edge trends in biodiversity preservation, and broadened its international cooperation network.

Social

Supporting Our People

The rapid advancement of digital technologies such as AI is reshaping how people work. Since we are an AI-driven enterprise, the capabilities of our employees directly dictate our competitiveness and resilience amid this transformation. We continuously optimize our organizational and talent frameworks to align with technological shifts. By empowering our workforce to build future-ready skills, we ensure that we can collectively capitalize on the opportunities unlocked by technological progress.

This chapter

01   Diversity, equity, and inclusion   ↗

02   Talent acquisition and retention   ↗

03   Abundant opportunities for talent development   ↗

04   Employee health and vitality   ↗



Supporting Our People





Diversity, equity, and inclusion

34.8 %

Women accounted for 34.8% of our workforce.





Talent acquisition and retention

Forbes list of the World's Best Employers

Alibaba Group was named on the Forbes list of the World's Best Employers 2025, maintaining a top-five position among all Chinese companies on it.

AI Productivity Plan

The AI Productivity Plan provides all employees with free access to AI tools.

Over 78,000

Over 78,000 employees took family care leave to spend quality time with their loved ones.





Employee health and vitality

Over 20,000

We have trained a cumulative total of over 20,000 First-aid Responders.

95.6 %

The satisfaction rate for our office environment increased to 95.6%.



Strategies and approaches

To build a framework for employee development, we foster a culture of growth through <u>our values</u>, anchor baseline requirements in international standards, and govern specific actions via internal policies.

Upholding the philosophy of "empowering employees to become their better selves," we have established six core values based on extensive inputs from employees. These values are at the heart of our culture and underpin how we operate our business, recruit talent, manage employees, conduct performance assessments, and determine compensation.

We align our practices with international instruments, such as the Universal Declaration of Human Rights, the International Covenant on Economic, Social and Cultural Rights, the United Nations Guiding Principles on Business and Human Rights, the Ten Principles of the United Nations Global Compact (UNGC), the International Labour Organization's Declaration on Fundamental Principles and Rights at Work, the Convention on the Elimination of All Forms of Discrimination against Women, and the Convention on the Rights of Persons with Disabilities. In 2021, we became a signatory to the UNGC.

Building on this foundation, we have formulated the Alibaba Group Code of Business Conduct and the Alibaba Group Employee Rights Code. The former serves as the professional code of conduct for all employees, featuring explicit provisions on maintaining workplace order and protecting employee rights. The latter functions as a governing policy that covers human rights; occupational health and safety; diversity, equity, and inclusion (DEI); and employee training.



Empowering employees to become their better selves

Supporting Our People ● **Diversity, equity, and inclusion**

Diversity, equity, and inclusion

We are convinced that DEI is the primary engine fueling our continuous innovation and long-term growth. By building a workplace that respects differences and levels the playing field, we empower employees from various backgrounds to realize their full potential and harness diverse perspectives to drive business value. Under the guidance of the Board's Sustainability Committee, we have established a DEI Working Group to steer the formulation of policies and the implementation of specific measures.

Our DEI philosophy is woven into every stage of human resources management, from selection and recruitment to development and retention. Every employee receives fair and impartial treatment, regardless of nationality, race, age, gender, physical condition, religion, or cultural background.

- Supporting a diverse workforce
- A workplace of equity and mutual respect
- An inclusive culture

Supporting a diverse workforce

We fully recognize, accept, and value individual differences, whether in gender, race, and age or in personal beliefs, values, and life experiences. As of March 31, 2026, we had 131,462 employees from 112 countries and regions, and women accounted for 34.8% of our workforce. By this date, 28% of our managers and 28.6% of our senior managers were female. To empower female employees, we facilitate their professional advancement via growth workshops and career development programs, complemented by specialized health screening and mental health counseling.

We emphasize every employee's need for belonging and visibility. By tying cross-cultural celebrations to traditional holidays, we ensure that employees from various backgrounds feel respected and cared for. To this end, we held various activities throughout 2025. On May 10, 2025, we invited our employees' families to visit our campuses across multiple countries—including China, Singapore, Indonesia, Germany, France, and the US—to celebrate AliDay, a special day dedicated to Aliren around the world. Our Philippines team celebrated Buwan ng Wika in August, our Malaysia office hosted a Deepavali candle-making workshop in October, and we organized Christmas festivities for our international staff in December. These activities not only brought fresh cultural experiences to our employees but also further reinforced the inclusivity of our organization.





131,462

total number of employees

34.8 %

percentage of female employees

A workplace of equity and mutual respect

We are committed to building an equitable, safe, and respectful workplace for all employees, with zero tolerance for any form of harassment, discrimination, or bullying. This commitment is supported by a multi-tier feedback and reporting mechanism, which provides employees with secure and convenient channels for raising concerns and having them addressed in a timely, impartial manner. Our feedback and reporting channels are as follows:

Feedback and reporting channels



Integrity reporting

This channel, independently operated by the Integrity and Compliance Department, supports multiple languages and anonymous reporting. Upon receipt of a lead, the department pledges to provide feedback within seven working days on whether an investigation will be launched.



Sexual harassment reporting

This channel features a dedicated portal and an email address. Once a complaint is received, the AID team follows up and pledges to provide feedback on the processing status within two working days.



OPEN Mailbox

This channel allows employees to report issues directly to business presidents. A response is generally provided within two days.



Process for appealing disciplinary actions

An employee may contest a disciplinary action by filing an appeal with the Disciplinary Management Committee, which typically renders a conclusion within 10 working days of the appeal's receipt.

Our businesses have leveraged various digital tools to provide convenient feedback channels for employees. One example is Taobao and Tmall Group's Xiaoshudong, which allows employees to submit suggestions, complaints, or requests for help simply by scanning a QR code. Alibaba International Digital Commerce Group's BB Bar operates the same way. These submissions address a wide range of concerns about daily management and are processed by business-level HR teams. This streamlined, user-friendly approach ensures that employee voices are heard.

The identities of reporting individuals, along with the information provided by them, are kept strictly confidential. Any form of retaliation is strictly prohibited against those who report in good faith and those who cooperate with investigations, provide tips, or assist in any other way.

Sexual harassment governance

We have formulated and released the Alibaba Group Code of Conduct Against Sexual Harassment, which clearly delineates prohibited and inappropriate behaviors in the workplace, standardizing the procedures for complaint intake, investigation, and resolution. Once a complaint is accepted, the AID team conducts an independent investigation and, upon its completion, makes a disciplinary decision. This decision is then enforced by the respondent's team supervisor and relevant HR personnel. If the respondent is verified to have committed severe misconduct, we terminate their employment.

Depending on the circumstances, we may provide the complainant with necessary assistance, such as legal and psychological counseling, to protect their legitimate rights. In FY2026, 100% of sexual harassment complaints were investigated and resolved, with targeted reviews conducted to continuously refine our governance mechanism.

An inclusive culture

An inclusive culture is essential to unlocking the full potential of a diverse organization. At Alibaba, open communication, DEI advocacy, and various community activities foster meaningful interactions among employees. These initiatives strengthen team collaboration and organizational cohesion.

Open communication

Our communication mechanism encompasses formal and informal exchanges between managers and employees as well as day-to-day interactions among employees.

Booking is an internal communication tool where managers can announce their availability so that employees can make appointments for face-to-face talks with them. In FY2026, a total of 1,263 managers posted 4,352 entries on Booking. Apart from one-on-one interactions, managers from our businesses maintain regular dialogue with employees via strategic briefings, town halls[1], and lunch meetings to share our strategic directions and business dynamics.

To facilitate connections among employees, we have built multiple internal online communities that break down hierarchies and departmental silos to provide a space for free expression and heart-to-heart communication. In these communities, employees share professional insights, technical experience, and industry trends, alongside moments from their work and life. These interactions foster mutual understanding and facilitate collaboration.



Hero Cards: over 12,000 likes awarded
Orange Talk: about 520,000 engagements
Aliway: over 33 million views for its posts

Alibaba intranet

The Alibaba intranet is an internal digital platform exclusive to our employees, serving multiple functions, such as communication, collaboration, culture building, and employee interaction.

- Aliway is an internal forum for employees to share experience, exchange perspectives, and support one another. Grounded in a culture of transparency, the forum reflects the belief that candid dialogue is the bedrock of organizational growth. In FY2026, Aliway reached over 100,000 employees, with its posts recording more than 33 million views.

- Orange Talk is an image-centric interactive space, where we regularly initiate topics for employees to share their professional and personal moments via photos and text. This inspires them to discover interesting people and things around them. In FY2026, Orange Talk recorded about 520,000 engagements.

- The Hero Card serves as a peer-recognition tool, designed to encourage employees to express gratitude toward exceptional partners, supportive colleagues, and inspirational mentors during daily collaboration. In FY2026, more than 1,800 employees used the tool to show their appreciation over 12,000 times.

1. A town hall is an open-forum meeting for information sharing and interactive Q&A between the management and all or a massive number of employees.

DEI advocacy

We organize a wide array of activities to nurture a DEI culture, integrating it systematically into our employee training framework to bridge the gap between awareness and practice. In FY2026, we hosted an ESG Fair on our campuses, featuring interactive booths where scenario-based Q&A sessions helped employees gain an intuitive understanding of DEI concepts. Beyond in-person activities, we have incorporated DEI concepts into the training and examination program for the Alibaba Group Code of Business Conduct across our major businesses. In FY2026, 100% of our employees completed the annual examination on the Alibaba Group Code of Business Conduct, with a DEI module included in some versions of the examination.

Furthermore, our businesses have launched DEI initiatives tailored to their specific characteristics and practical needs.

Alibaba Cloud has established an advocacy community to foster a DEI culture via events like roundtables and workshops. DEI concepts are now integrated into training programs for both managers and new employees to champion inclusion. In FY2026, a new DEI survey conducted by Alibaba Cloud showed a favorability rate of 90.7% among employees for workplace inclusion.

Cainiao equips managers with a checklist that addresses the complexities of communication and the protection of minority groups in cross-cultural and overseas settings. This tactical resource empowers managers to navigate cultural nuances with greater confidence. Furthermore, the Cainiao Overseas Travel Handbook serves as a cultural compass for employees deployed overseas. It covers a range of topics, such as respect for diverse cultures, traditions, and religions, helping expatriates quickly integrate into local environments.

Vibrant employee communities

Ali Shipai is a platform of interest communities, initiated and governed by employees. As of March 31, 2026, it had 35 formal clubs, spanning three primary categories: (1) sports, such as basketball, squash, and kendo; (2) creative arts, such as photography, calligraphy, and painting; and (3) personal growth activities, such as reading, English learning, and mindfulness. When employees come together over shared interests, they practice the philosophy of working with passion and living with purpose.









Talent acquisition and retention

Acquiring and retaining talent is the cornerstone of business growth. At Alibaba, a broad array of open recruitment channels ensures an influx of competent professionals. Our commitment to sharing the fruits of our development with employees is reflected in a compensation system that is both internally equitable and externally competitive. This compensation system, complemented by a continuously improving benefit system, fosters an environment where employees work with passion and live with purpose.

- Recruitment
- A fair system for compensation and performance assessment
- Benefits and employee care

Recruitment

Talent acquisition is the first step in human resources management. At Alibaba, talent planning is closely integrated with our business strategy. Continuous assessments, informed by supply-demand dynamics in the job market and internal talent stocktakes, ensure that our talent pipeline is both adequate and structurally sound. Our recruitment practices leverage diverse channels to broaden talent sources, with a steadfast commitment to candidate experience and recruitment compliance.

Recruitment channels and candidate experience

In addition to our presence on our official recruitment platform and third-party job boards, we have expanded into emerging channels, such as social media and livestreaming, to widen our talent reach and bolster candidate interest. In FY2026, we further refined our internal referral program and boosted its visibility to better incentivize employees to recommend high-caliber talent.

Furthermore, we prioritize young talent, especially in the AI field, as a key component of our long-term talent pipeline and consistently deepen our partnerships with higher-education institutions. To strengthen our ties with universities and young students, we engage them through enterprise Open Days, campus presentations, and internship programs. Some of our businesses also run management trainee programs to build a reserve of next-generation talent.

To systematically improve candidate experience, we have standardized our recruitment workflow, launched a training program for interviewers, and established a continuous feedback loop to hear from candidates. In FY2026, we collected 13,954 questionnaire responses from candidates, who showed a satisfaction rate of 97%.



AliStar Top Talent Program

The AliStar Top Talent Program is our recruitment and development initiative for top-notch young researchers worldwide. It provides bespoke training and the opportunity to tackle high-stakes technical challenges across real-world applications at scale. This empowers these brilliant young minds to push the boundaries of frontier technologies and translate their research into world-changing impact. In FY2026, we prioritized the recruitment of AI talent via this program.

Forbes list of the World's Best Employers

Alibaba Group was named on the Forbes list of the World's Best Employers 2025,maintaining a top-five position among all Chinese companies on it.

Employment compliance

In our recruitment and employment practices, we strictly adhere to the International Labour Organization's conventions as well as applicable laws and regulations of our operating jurisdictions. As an equal opportunity employer, we prohibit discrimination based on nationality, race, age, gender, physical condition, religion, or cultural background. Furthermore, we enforce a strict ban on child labor and reject any form of forced labor, ensuring rigorous protection for the legitimate rights of employees in accordance with the Alibaba Group Guidelines on Handling Child and Forced Labor Incidents.

To put these principles into practice, we implement keyword screening in our recruitment process, ensuring that all job postings are free of discriminatory language regarding factors such as gender and age. During the hiring stage, we sign employment contracts with candidates as required by law. With their consent and robust protection for their privacy, we verify their identities and ages to prevent child labor at the source. For extreme cases involving child or forced labor, we have established clear response protocols. Once child or forced labor is discovered, we immediately terminate the unlawful labor practice and take measures to safeguard the personal safety and legitimate rights of those involved. Depending on the circumstances, we provide necessary remedies, such as contacting legal guardians, offering educational support, and providing compensation in accordance with law.

A fair system for compensation and performance assessment

To share the fruits of our development with employees, we have established an open, transparent system for compensation and performance assessment. This system links performance results closely with incentives and ensures that compensation is not lower than local benchmarks.

At the start of the performance assessment cycle, each employee works with their supervisor to set their performance goals. A dynamic goal management mechanism is in place to calibrate these goals as business needs evolve and to keep both sides fully in sync. Depending on the employee's role, regular check-ins are held monthly, quarterly, semi-annually, or annually to track progress, provide ongoing feedback, and drive continuous improvements along the way. During the formal review, the supervisor incorporates feedback from multiple sources to ensure a holistic and objective assessment. Performance is measured across various dimensions, such as goal management, delivered results, alignment with corporate values, and team outcomes. If the employee's performance fails to meet requirements, our performance coaching channels help them achieve their improvement objectives. If the employee disputes their performance results, they can request a reassessment via an appeal channel.

We offer market-competitive compensation and benefits. Diverse incentives are tailored to fit specific roles and business needs. Short-term incentives include commissions and project bonuses as well as quarterly and annual bonuses. Long-term incentives, such as stock ownership and long-term cash incentives, inspire employees to grow together with the organization.



Benefits and employee care

We are committed to providing thoughtful benefits and care for all employees. Beyond basic statutory benefits such as social security, the Housing Provident Fund, and legally mandated leave, we continuously refine a multi-tier benefit system built around physical health, mental well-being, work-life balance, and family care. Support for employee families remains a top priority. For details, refer to the section about our employee benefit system.

Our benefits extend beyond employees to support their families. For their parents, we provide annual physical checkups and professional services that interpret the results, both free of charge. In FY2026, we arranged 82,302 such physical checkups. Comprehensive prenatal and parenting support is available to employees at every stage of the journey. To help expectant and new parents confidently transition into their new roles, we host maternity and parenting classes. To facilitate preschool enrollment, daycare, and pediatric health screening, we collaborate with local kindergartens and institutions.

Time is the most precious gift of companionship that one can give to their family. We have introduced parental leave and family care leave. In FY2026, over 13,000 employees took parental leave, and over 78,000 took family care leave to spend quality time with their loved ones.

We strengthen the bond between employees and their families via corporate culture events. On AliDay, celebrated on May 10 each year, many of our campuses worldwide are opened to the family members and friends of employees, inviting them to experience our workplace firsthand. Over 24,000 of them signed up for our AliDay celebration in 2026. During the Spring Festival, we send a Letter Home from Alibaba, sharing our progress over the past year and expressing our gratitude to the families behind our people.










Supporting Our People • Talent acquisition and retention

Alibaba's employee benefit system[3]

510
AliDay

Physical and mental health

- Supplemental commercial insurance (including personal accident insurance, supplemental commercial medical insurance, and medical insurance with a coverage limit of RMB6 million)
- Annual physical checkups together with result interpretation
- iHealth Employee Health Management Program (including health counseling, psychological counseling, and health education)
- Physiotherapy services, and fitness facilities along with training classes

Work-life balance

- Family care leave
- Long service leave
- Transit leave
- Outing leave
- Flexible work arrangements

Family care

- Prenatal checkup leave
- Bereavement leave
- Commercial insurance for employees' children
- Physical checkups for employees' parents under the Carnation Parent Care Plan
- iHome Property Purchase Program

Featured benefits

- iHelp Dandelion Mutual Assistance Program
- iHope Rainbow Program
- iHome Property Purchase Program
- Gifts for the first, third, fifth, and tenth work anniversaries
- A Letter Home from Alibaba
- Gifts for the International Women's Day
- Gift packages for the Mid-autumn Day,
- Allowances for lunch, dinner, and late-night snacks

Basic statutory benefits[2]

- Basic pension insurance
- Basic medical insurance
- Unemployment insurance
- Work-related injury insurance
- Maternity insurance
- Housing Provident Fund
- Annual leave
- Marriage leave
- Maternity leave
- Parental leave
- Lactation leave
- Paternity leave

2. The categorization of basic statutory benefits is based on the laws and regulations of the People's Republic of China.
3. The above benefits are subject to adjustments made by our businesses in line with their operational contexts as well as the laws and regulations of their operating jurisdictions.

Abundant opportunities for talent development

From day one, we support new employees through a comprehensive support program designed to ensure a smooth transition and long-term retention. We leverage a diverse training matrix to continuously enhance professional expertise and leadership across the organization. Furthermore, our robust talent stocktake mechanism and transparent promotion system ensure that every employee can achieve transformative growth on a level playing field.

- **Integration of new employees**
- **Training system**
- **Career development**

Integration of new employees

We place great emphasis on the integration of new employees during the onboarding phase, providing comprehensive support that spans everything from tool usage to cultural alignment. Early in this phase, we use digital tools like the New Hire Map to offer targeted instructions at each step of their onboarding journey to ensure that they clearly understand their onboarding procedures and growth paths. To foster organizational belonging, we have established a mentorship program that pairs every newcomer with an experienced colleague serving as their mentor for one-on-one coaching. This program, coupled with events such as Here Comes the Mentor and Mentor Day, drives knowledge sharing and cultural continuity between tenured and new employees. As they settle in, new employees participate in a series of training programs, such as 100 Years of Alibaba, whose curriculum includes general and specialized courses on Alibaba's strategy, history, and culture, all designed to foster profound value alignment. Furthermore, we customize learning tracks to address the unique needs of specific groups, such as campus recruits and new technical hires, to help them bridge the gap from campus to career and from theory to practice. In FY2026, our training initiatives were well-received among new employees. For instance, the Cloud Inspiration Class of Cloud Intelligence Group and the SPARK Tech Program of Alibaba International Digital Commerce Group both achieved a satisfaction rating of 4.95 on a 5-point scale.



Taobao and Tmall Group's support for interns

A seamless campus-to-career transition maximizes an intern's potential to secure a full-time position and strengthens our talent pipeline. Taobao and Tmall Group pairs every intern with a mentor for one-on-one, specialized coaching. The business also provides an exclusive networking platform for interns and hosts regular events to help them set internship objectives, build role-specific expertise, and smoothly integrate into the workplace.

Leveraging the AI Productivity Plan, Taobao and Tmall Group granted interns access to advanced AI models and tools, along with the necessary token resources, in FY2026. This initiative empowers interns to explore technological innovations in hands-on practice. According to survey results, the internship program of the business achieved a satisfaction rating of 4.7 on a 5-point scale for the fiscal year.



Training system

We believe that investing in employees' capabilities not only fuels personal growth but also prepares the talent that we need for the future. As per the Alibaba Group Employee Rights Code, we have established a diverse range of internal and external learning programs available to all employees, empowering them to achieve both personal and professional advancement.





Improving professional capabilities

We provide specialized training resources tailored to the competency requirements for each role. These resources, available to all employees, span a broad spectrum of fields, such as AI, R&D, data analytics, operations, products, marketing, risk management, customer service, finance, human resources, and ESG.

Our internal learning platforms provide employees with access to an extensive range of courses. Ali Learning provides premium content across culture, management, professional expertise, and general competencies. ATA and the Singularity Academy explain cutting-edge technologies to build communities for professional knowledge sharing and technical exchange.

Each business supplements these resources with training programs tailored to its specific needs. In FY2026, Taobao and Tmall Group launched the Hello PD series for product managers and the BIDS Night School for business analysts. Similarly, Cloud Intelligence Group rolled out specialized training initiatives, such as R&D Talks and a series of cloud product courses. As AI penetration deepens across business scenarios, we have introduced specific training programs. For details, refer to the section "AI learning and practice."

Beyond internal training, we support employees in achieving professional certifications. The financial function offers dedicated incentives for eligible employees to earn credentials such as CPA and CFA. Cloud Intelligence Group encourages staff to achieve cloud-related certifications, such as those for the Alibaba Cloud Certified Associate (ACA) and Alibaba Cloud Certified Professional (ACP)[4].

AI learning and practice

To help our employees reskill for the AI era, we provide a comprehensive suite of learning and training resources, ranging from online courses and specialized training sessions to practical tools.

Ali Learning features a vast repository of courses and knowledge resources for AI. As of March 31, 2026, the online learning platform AI Wendao featured over 1,600 courses integrated with 326 employee-developed AI products, bridging the gap between theoretical learning and practical application. It drew more than 29,000 visitors in FY2026. Furthermore, ATA has launched the AI Spotlight and AI Practice modules to share frontier knowledge and best practices.

As a complement to our online offerings, numerous in-person training sessions and livestreams centered on AI learning and application have been organized to provide employees with interactive learning experiences.

We champion a continuous learning-by-doing approach, using the "AI Productivity Plan" to drive AI exploration in R&D and business innovation. In FY2026, all employees received free token quotas and access to tools including Wukong and Qoder. To further support R&D, external AI development tools purchased by staff are now reimbursable.

Over 29,000 employees

visited AI Wendao

4. The ACA and ACP certifications cover various technical domains, such as large models, cloud computing, and big data.

Leadership development

We have constructed a multi-tier leadership development system to address the distinct challenges confronting entry-level, middle-level, and senior managers, with dedicated programs launched to support our global expansion.

The toughest challenge for new managers is the transition from individual contributors to team leaders. To support this transition, we have built What Managers Should Know, a learning resource library that covers foundational know-how across performance management, goal setting, coaching, and more. For entry-level managers, training programs such as Xiakexing feature real-world case simulations as well as courses on team-building and performance delivery to help them master and apply management methodologies. For middle-level managers, who must navigate an expanded span of control and assume more responsibilities, we pivot our focus toward organizational synergy and strategy cascading, facilitating their evolution from tactical executors into leaders of teams and business operations. For senior managers, we prioritize business acumen and governance capabilities. Succession plans are in place for key roles to mitigate the risk of leadership vacancy. Furthermore, our DARE Leadership Program for overseas managers addresses topics like effective communication, cross-cultural engagement, and cross-regional strategic alignment.



Career development

We have established an open, transparent, and diverse career development system that encourages employees to fully leverage their strengths and supports their long-term growth via clear pathways and comprehensive mechanisms.

Having defined a systematic job leveling standard, we conduct annual talent stocktakes to assess the capabilities and potential of employees. The annual performance assessment also serves as a two-way communication channel, whereby employees share their career expectations while managers provide advice based on business needs to help employees determine their next steps: whether to delve deeper into their current roles, expand their responsibilities, or rotate to another job. We offer employees a dual-track career path: a professional track and a managerial one. The actual direction is determined by a combination of competency evaluations, business needs, and personal aspirations. For either track, we provide competency models that establish a clear pathway for growth.

Promotions are pivotal career milestones. We have established a fair and transparent promotion evaluation mechanism that weighs a comprehensive set of factors, such as performance, values, manager reviews, and peer comments. For roles above a certain level, we incorporate responsibility assessments and panel interviews to ensure the consistency and credibility of evaluation criteria. Key stages in the promotion process are fully open and transparent, with channels for feedback and appeals.

Beyond promotions, we support horizontal mobility via a mechanism for internal job transfers. Aspiring and eligible employees can cross business and functional boundaries to pursue growth on a broader platform.



Employee health and vitality

The physical and mental health of employees is among our top priorities. We provide them with multi-faceted support: safe, comfortable working environments powered by intelligent technologies, comprehensive professional healthcare services, and various engaging activities. By doing so, we create a vibrant and dynamic workplace.

- Occupational health and safety
- Physical and mental health of employees
- Dynamic working environments

Occupational health and safety

We adhere to laws and regulations such as the Work Safety Law of the People's Republic of China and the Law of the People's Republic of China on the Prevention and Control of Occupational Diseases. By driving initiatives for the ISO 45001 Occupational Health and Safety Management System certification, we have put in place a management structure. Furthermore, we have formulated the Alibaba Group Employee Rights Code to safeguard occupational health and safety.

Our employees work across different sites, including office campuses, Alibaba Cloud's data centers, and Cainiao's logistics facilities. Accordingly, we have developed site-specific safety management policies and operational specifications, for instance, the Environment, Health, and Safety (EHS) Policy. These are implemented on two fronts: (1) risk identification and prevention; and (2) emergency management.

ISO 45001-certified sites



Campuses
- Xixi Campus Park A and Park C in Hangzhou
- Cloud Valley Campus in Hangzhou
- Alibaba Digital Ecosystem Innovation Park in Hangzhou
- Beijing Chaoyang Science & Technology Park `New`
- Xuhui Binjiang Park Zone D in Shanghai `New`
- Alibaba Center (Guangzhou) `New`



Data centers
- Miaotan data center in Zhangbei, Zhangjiakou
- Data center in the Linping Economic and Technological Development Zone, Hangzhou
- Heyuan data center
- Fengjing data center in Shanghai `New`



Logistics facilities
- Zhejiang Cainiao Supply Chain Management Co., Ltd. (including 21 warehousing sites)



Risk identification and governance

To mitigate safety risks across various types of operational sites, we combine systematic identification, assessment, monitoring, and training with engineering technologies and process controls.

Our regular hazard identification efforts screen for safety risks in equipment operations, on-site tasks, and operating environments. This process engages employees to identify hazards by applying their professional knowledge and applicable standards. For an in-depth assessment during operations, a Job Safety Analysis (JSA) is conducted to decompose tasks into steps and pinpoint hazards, while the Likelihood, Exposure, Consequence (LEC) method is used to classify safety risks, ultimately generating a risk map.

Based on the risk map, we conduct dynamic inspections that integrate video surveillance and AI recognition to maintain continuous monitoring and early warning for key locations and high-risk activities. Once a safety risk is identified, an alert is triggered to prompt a quick response. To build a systematic risk control framework, we have set quantitative risk monitoring metrics based on the operational characteristics of different sites and strengthened risk prevention through engineering measures, process controls, and internal inspections. In FY2026, we further enhanced standard process management for high-risk scenarios, such as hot work on office campuses, and launched safety governance initiatives for logistics facilities, targeting forklift operations and electrical tasks, among other things.

We organize regular safety training to enhance risk awareness and prevention capabilities among employees. On our office campuses, we have been running the First-aid Responder training program. In FY2026, the program held 209 certification-oriented training sessions, totaling 1,152



hours. As of March 31, 2026, it had trained a cumulative total of more than 20,000 First-aid Responders. For on-campus office work and business travel, we have developed EHS courses that equip employees with basic safety knowledge, teach them to identify risks, and prepare them for emergency response, thereby empowering them to protect themselves and others. At Alibaba Cloud's data centers, we follow a structured safety schedule of daily reminders, weekly morning briefings, and monthly training sessions. At Cainiao's logistics facilities, we have established a safety awareness curriculum tailored to different roles, including frontline operators, operations managers, and safety managers.

1,152 hours
of training for First-aid Responders

Over 20,000
cumulatively total number of First-aid Responders

Emergency response and drills

To ensure effective emergency response, we have established a management mechanism covering office campuses, data centers, and logistics facilities. It incorporates contingency plans and standardized response protocols, all supported by a dedicated organizational framework.

We regularly conduct multi-scenario simulated drills to validate our contingency plans and enhance the response capabilities of our on-site teams. In FY2026, we conducted drills: (1) on office campuses for fires, natural disasters, and medical emergencies to test team responsiveness; (2) at data centers to address specific operational risks, covering fire response, confined space rescue, and equipment failure management; and (3) at logistics facilities on a periodic basis for fire evacuations and safety incident response.

Furthermore, we equip our operational sites with emergency response supplies, such as automated external defibrillators (AEDs), first-aid kits, and firefighting equipment. As of March 31, 2026, 245 AEDs were installed across our office campuses, up 37 units from a year earlier.

Physical and mental health of employees

The iHealth Employee Health Management Program provides employees with holistic support: helping seek medical assistance, offering health counseling, and organizing wellness activities. To facilitate healthcare access, the program provides consultations and healthcare navigation. Furthermore, it offers complimentary professional counseling on physical and mental health, which can be booked via a hotline or an internal digital tool. In FY2026, the program hosted 102 wellness sessions, averaging about two per week. They ranged from health seminars on traditional Chinese medicine and cervical spine care to personal growth courses and physiotherapy sessions. Our businesses also organized activities tailored to their specific needs, such as Cloud Intelligence Group's Employee Wellbeing Program, which organizes monthly activities, and Alibaba International Digital Commerce Group's mind-body conditioning programs, which feature meditation, dance fitness, and boxing.

Dynamic working environments

We ground our workplace strategy in green development, human-centricity, and professional efficiency. To build premier working environments for employees, we continuously optimize our physical and digital workspaces. This involves building spacious, user-friendly offices, providing healthy life amenities, deploying comprehensive safety measures, and offering considerate, professional services delivered by dedicated staff.

Our digital service platform operates 24/7, allowing employees to submit inquiries or requests regarding the office environment or other matters via multiple channels, such as the 1818 hotline and Ali Assistant[5]. In FY2026, Ali Assistant handled about 9.69 million inquiries, all of which were responded to promptly.

To create a health-conscious workplace, we equip our campuses with adjustable ergonomic chairs, gyms, physiotherapy rooms, and sports fields. The landscaped green spaces on our campuses feature relaxation facilities, serving as tranquil retreats where employees can unwind and decompress from work-related stress.

We incorporate the WELL Building Standard into the ongoing refinement of our office environment, with Xixi Campus Park C in Hangzhou having achieved the WELL Gold certification. We also conduct quarterly satisfaction surveys to improve our campus services based on employee feedback. In FY2026, the satisfaction rate for our office environment increased to 95.6%.

An inclusive workplace

We integrate the diverse needs of our employees into every aspect of campus design and operations, thereby creating a workspace that is inclusive and welcoming.

Our campuses feature accessible ramps and restrooms designed in compliance with the Code for Accessibility Design to support employees and visitors with limited mobility. In FY2026, the Visitor Center of Xixi Campus Park C in Hangzhou was renovated in line with the same code and earned a three-star accessibility rating. Our cafeteria team provides personalized services for employees with disabilities or injuries, such as meal serving assistance at cafeterias and meal delivery to workstations.

Our campuses provide lounges for pregnant employees and lactation rooms for nursing employees. To create a comfortable and seamless dining experience for expectant mothers, our cafeterias offer them dedicated seats equipped with cushions and backrests. Furthermore, priority queuing signage is posted to ensure prioritized access for them.





95.6 %

satisfaction rate for Alibaba's office environment

5. This is an online system that addresses inquiries from employees.

Social

Providing Responsible Products for Consumers

As digital consumption evolves, consumers demand better quality and higher efficiency from products and services. They are also increasingly focused on platform accountability regarding information authenticity and digital inclusion. We assume responsibility for our offerings, maintain strict quality standards, uphold marketing integrity, and leverage digital technologies to benefit all. These efforts are vital to building user trust and ensuring the sustainable development of our platforms.

This chapter

01　Creating a good consumer experience

02　Building an inclusive, healthy digital life



Providing Responsible Products for Consumers



Creating a good consumer experience

0.012 %

The consumer complaint rate on Taobao and Tmall was 0.012%.

Over 1 million

The number of five-star stores on Taobao and Tmall exceeded one million.

Over 43 million

The GreenNet Program redirected over 43 million inappropriate searches to educational and awareness pages.



Building an inclusive, healthy digital life

Over 320,000

The Taobao app served over 320,000 visually impaired users.

Over 130 million

Amap processed over 130 million requests for accessible route planning and visually impaired navigation.

Excellent Case of Information Accessibility

The Barrier-free Theater was recognized as an Excellent Case of Information Accessibility.

2025 People's Exemplary Case of Corporate Social Responsibility

The Lemon Baby Care Initiative was recognized by People's Daily Online as a 2025 People's Exemplary Case of Corporate Social Responsibility.







Strategies and approaches

"User-first" strategy

Upholding a "user-first" strategy, we build our business around consumer needs. For the Chinese market, our e-commerce operations cater to a broad spectrum of consumer needs with a wide variety of products and services, creating a shopping experience with good products, competitive prices, and excellent services. For overseas markets, we strengthen local supply chains and leverage a diversified strategic footprint to deliver premium offerings across various countries and regions.

Since our platforms connect supply and demand, we safeguard product quality and service standards via rules, market mechanisms, and technical means. Clear operational rules regulate merchant behavior, while efficient consumer feedback channels drive service improvements. Digital technologies continuously optimize operational efficiency for both platforms and merchants.

Driven by our commitment to making high-quality products and services available to every consumer, we care about the needs of diverse groups, such as senior citizens, people with disabilities, and minors. Therefore, we work to dismantle barriers and mitigate potential risks in digital consumption.


万能的淘宝
购物 · 外卖 · 旅行
闪
淘宝闪购
11.11
天猫双11
2025
老司机

Creating a good consumer experience

We optimize the quality of products and services to provide consumers with a premium experience in a trustworthy shopping environment.

Optimizing product quality

Improving service quality

Optimizing product quality

Our e-commerce platforms are governed in accordance with applicable laws and regulations, including the E-commerce Law of the People's Republic of China and the Product Quality Law of the People's Republic of China. We collaborate with merchants to ensure the quality and safety of products.

Merchant management rules and product quality requirements are published in the Rules Centers of our platforms to ensure easy access for merchants, consumers, and other stakeholders.

Taobao Rules Center   ↗

Tmall Rules Center   ↗

AliExpress Rules Center   ↗



Merchant onboarding and product vetting

Product quality control starts from the merchant onboarding phase. Merchants are required to provide documents such as personal IDs, business licenses, and tax registration certificates. Products on offer must comply with national laws and regulations as well as national and industry standards. We have established product-specific specifications to stipulate additional quality requirements. Product descriptions must be complete, consistent, and accurate to avoid misleading consumers. We review merchant credentials and product information against our onboarding rules. Merchants are authorized to operate on our platforms only upon passing this review.



Product quality monitoring

We have built a product quality monitoring system centered on algorithmic models and supported by manual inspections. This system performs dynamic risk identification and quality monitoring based on multi-dimensional data, such as consumer feedback, product characteristics, and transaction details.

In FY2026, we continuously enhanced the capabilities of our algorithmic models. AI provides deep insights into unstructured data, and we translate these insights into product risk labels. This enables us to pinpoint specific risk factors in high-risk listings and improve governance efficiency.

We maintain a stringent spot check mechanism for product quality. Spot checks are conducted by our platforms or third-party testing agencies in accordance with the Taobao Specifications for Product Quality Spot Checks, the Tmall General Code of Conduct for Product Quality Spot Checks, and the AliExpress Rules for Product Quality Spot Checks. In FY2026, Taobao and Tmall intensified spot checks, marking an over 30% year-on-year increase in funding for these inspections. In the fiscal year, the number of third-party testing agencies partnering with the platforms increased to 52 as we expanded the collaboration network. To ensure rigorous and impartial testing, the platforms have deployed a digital system to dynamically assess these testing agencies on a daily basis. Furthermore, Taobao and Tmall have launched the Consumer In-hand Inspection Program, providing convenient authentication channels for certain categories so that consumers can quickly check product quality via consistency verification. This improves dispute resolution efficiency.

Digitalization empowers mer chants to improve product quality

Product quality management relies not only on reacting to issues but also on empowering merchants with digital technologies to achieve proactive prevention and self-directed optimization.

Leveraging the Information Quality Score, Taobao and Tmall motivate merchants to optimize the display of product information. In FY2026, the platforms shifted from a single scoring model to a dual-track system comprising the Baseline Quality Score and the Excellence Incentive Score. This system encourages the provision of diverse product information and rewards top-performing merchants. By tracking reviews, feedback, and inquiries from consumers, the platforms translate quality-related data into a visual dashboard, which helps merchants gain intuitive insights into product quality and promptly identify weak links in their production or service chains.

AliExpress features a product quality diagnostic module at the merchant backend to help merchants identify risks and receive improvement suggestions. In FY2026, the platform added granular tags to show more details and guide merchants toward higher operational capabilities. One of the platform's specific measures was to help merchants navigate the qualification requirements for products subject to intensive supervision.

Handling non-compliant products

We identify product quality issues via monitoring and spot checks, instructing merchants to remediate them within a specified timeframe. In the case of inadequate remediation or severe violations, we enforce measures such as delisting, removal, or restrictions on listings. We fulfill our obligation to assist in product recalls initiated by regulatory authorities or manufacturers.

We provide consumers with return and exchange services. For a confirmed quality issue, the merchant is responsible for returns, replacements, or repairs in accordance with relevant rules. If a dispute arises between a consumer and a merchant, the platform intervenes based on an established protocol for dispute resolution.



Building an ecosystem for product quality and safety

Taobao and Tmall enhance product quality management via standardization initiatives. As of March 31, 2026, over 80 product standards had been published and made publicly available via a technical service platform for standardization. These standards specify entry requirements for products and leverage a metric-based evaluation system to identify high-quality offerings. Building on this foundation, the platforms utilize shopping assistant features and visual tags to help consumers find premium items and provide growth support for top-performing merchants. Standard-setting, consumer trust, and merchant growth reinforce one another in a virtuous cycle.

Furthermore, we join hands with external stakeholders to expand the quality governance ecosystem. For the Chinese market, Taobao and Tmall partnered with testing agencies in FY2026 to found the Product Quality Governance Alliance, which focuses on quality information sharing, consistency verification, and standardization. As of March 31, 2026, 16 testing agencies had joined the alliance. For overseas markets, AliExpress, as a signatory to the EU's Product Safety Pledge and Digital Consumer Rights Pledge, proactively establishes regular collaborative mechanisms with overseas regulators to ensure that its compliance capabilities keep pace with evolving policy trends worldwide.

We have also established a compliance training mechanism. In FY2026, we delivered training courses on product safety, quality, and compliance for merchants via various channels, such as the Taobao and Tmall Compliance Classroom and the AliExpress Training Center. As part of our consistent effort to enhance the capabilities of employees to identify and manage quality risks, we organized multiple specialized training sessions in the fiscal year.

Taobao Instant Commerce builds a food safety system



In FY2026, Ele.me was rebranded as Taobao Instant Commerce. With this brand upgrade, the business remains committed to its ESG philosophy: trustworthy consumption, enjoyable experience, and heart-warming assistance for a wonderful life. Guided by this, Taobao Instant Commerce has strengthened its internal governance mechanism, collaborating with merchants, consumers, delivery riders, and third-party institutions to continuously elevate food safety standards.

Taobao Instant Commerce has formulated food safety policies, including the Taobao Instant Commerce Food Safety Management Specifications and the Food Safety Management Specifications for Food Delivery Services. These are regularly reviewed and updated to reflect the latest legal and regulatory requirements. The business has established a Food Safety Management Department, which is equipped with dedicated staff responsible for drafting policies and driving the implementation of governance measures. As of March 31, 2026, Taobao Instant Commerce had invited external institutions to provide specialized training for employees in the Food Safety Management Department, enabling them to become certified as food safety administrators.

Food merchant onboarding and product vetting

Taobao Instant Commerce requires each food merchant to have a brick-and-mortar store, whose actual operating address must be consistent with the one on its business license and food business permit. The merchant must not go beyond the business scope specified by its food business permit. A violation leads to a penalty, for instance, mandatory remediation, a suspension of operations, or a store takedown.

In FY2026, Taobao Instant Commerce leveraged AI technologies to enhance the accuracy and efficiency of onboarding reviews. The store vetting process now integrates AI screening with manual verification, with the former achieving a 98.6% accuracy rate.

For the product listing phase, the platform has introduced AI into product information reviews. Its review capabilities have evolved from static keyword filtering to deep semantic understanding and contextual association. This improves review precision, helping ensure the authenticity and accuracy of product information.



Providing Responsible Products for Consumers ● **Creating a good consumer experience**

Food quality monitoring

Taobao Instant Commerce has been advancing the Open Kitchens Initiative, leveraging AI-powered remote inspection technologies to monitor video and image feeds. Once a food safety risk is identified, an alert is sent to the merchant in question. Within the Taobao Instant Commerce app, consumers can view kitchen operations in real time and provide feedback. In FY2026, all critical issues raised by consumers were remediated. Furthermore, the app features tags such as "Dine-in Available" and "Open Kitchen" on merchant pages to enhance information transparency.

Beyond technical monitoring, Taobao Instant Commerce partners with third-party testing agencies to conduct targeted spot checks. The platform has also launched an offline supervision model that features on-site inspections by its business teams and remote reporting via the Community Guardian Snap Program[1]. This combination of field visits and multi-stakeholder coordination drives improvements in the food safety capabilities of merchants.

Taobao Instant Commerce has integrated food safety as a major yardstick in its merchant credit score system. Low-scoring merchants face restrictive measures such as search demotion, while those with excellent credit scores gain additional exposure through features like the Taobao Instant Commerce Rankings and the Little Blue Heart badge. This has created a governance mechanism that stresses both incentives and constraints.

Food safety in the delivery phase

Taobao Instant Commerce requires delivery riders to properly wear uniforms and helmets at work, maintain neat attire, and regularly sanitize their delivery containers to ensure hygiene. Prior to onboarding, they must receive food safety training and pass an assessment, followed by regular refresher courses. In FY2026, over 3.2 million delivery riders completed food safety courses in the Taobao Instant Commerce Learning Center.

Handling of food safety risks

Taobao Instant Commerce delists or removes items with quality risks in real time according to findings from monitoring and quality spot checks. Non-compliant merchants face penalties ranging from warnings and temporary suspensions of operations to permanent store takedowns, depending on the severity of their violations. To ensure that food safety issues are promptly identified, the platform provides multiple complaint channels, such as hotlines and online customer service.

Beyond traditional channels, Taobao Instant Commerce proactively identifies potential food safety risks via anomalous order analysis and high-risk keyword detection in consumer feedback. For potential risk incidents, the platform generally reaches out to consumers within two hours to discuss care and compensation solutions. In FY2026, the satisfaction rate for Taobao Instant Commerce's food safety service among consumers who experienced this proactive outreach was about 91.7%.

In FY2026, Taobao Instant Commerce established an after-sales service task force dedicated to expediting the resolution of food safety complaints. The members of the task force have received specialized training on claim rules for food safety insurance. Regardless of the reporting channel, any consumer complaint about feeling ill after eating food ordered via the platform is handled by the task force for closed-loop management.

Product quality management for self-operated business

Our self-operated businesses include Freshippo, Tmall Supermarket, and Alibaba Health, among others. In accordance with laws and regulations such as the Product Quality Law of the People's Republic of China and the Law of the People's Republic of China on the Protection of Consumer Rights and Interests, they have established their product quality management systems.

Based on their specific operational characteristics, these businesses have established product quality management policies, defined criteria for supplier onboarding as well as product vetting, and standardized procedures for spot checks and non-compliance management. Products undergo standardized inspections prior to inbound receipt. During warehousing operations, targeted inspections are conducted on risk factors to identify and handle potential risks.

These businesses also conduct quality spot checks by purchasing products anonymously from their own platforms and putting them through independent testing. This approach evaluates product quality from a third-party perspective. When a quality issue is confirmed via a spot check or after-sales follow-up, a response mechanism is triggered to compensate affected consumers, handle the product, and hold the merchant accountable, thereby ensuring that the quality issue is properly resolved.

In FY2026, our major self-operated businesses mentioned above were not subject to any product recalls publicly announced by regulatory authorities.[2]



1. The Community Guardian Snap Program is a pioneering initiative launched by Taobao Instant Commerce to engage delivery riders in society-wide collaborative governance. It empowers them to report risks regarding food safety, fire protection, and emergency response at merchant locations by capturing and uploading photos via their mobile phones.
2. This statement is based on the fact that no public announcement issued by regulatory authorities for a product recall identified any of these businesses as the responsible entity.

Providing Responsible Products for Consumers ● **Creating a good consumer experience**

Improving service quality

We continuously optimize the consumer journey by refining pre-sales information display, mid-sales communication coupled with feedback, and after-sales service. This fosters a trustworthy and seamless shopping environment.



Pre-sales

Ensuring marketing compliance for authentic information

Truthful, accurate information disclosures are fundamental to protecting consumer rights. To continuously enhance the authenticity and transparency of promotional information, our e-commerce platforms have established marketing compliance governance frameworks in accordance with the laws and regulations of our operating jurisdictions, such as the Advertising Law of the People's Republic of China, the Measures on the Administration of Internet Advertising, and the EU Digital Services Act.



Rule formulation and onboarding management

We have formulated policies such as the Alimama Compliant Marketing Policy[3], the Alimama Specifications for Managing Violations, the Quanzhantui Onboarding Requirements, and the AliExpress Seller Basic Rules (Violation and Penalty Rules) to clarify our requirements for the qualifications of advertising merchants and the content of advertisements. We track market dynamics and regulatory updates as we iterate our rule system based on user feedback and non-compliance case studies. When we revise our rules, we consult with merchants via public channels.

Before a merchant can run a marketing campaign, the platform performs a compliance review on its credentials and promotional content. A tiered review system has been set up based on a risk classification model and historical risk data. This is a differentiated strategy combining automated checks with manual inspections. In FY2026, the platform incorporated data from reputable third parties and official public records to establish a multi-dimensional cross-verification mechanism that validates whether merchants are real entities in good legal standing.

To curb the inappropriate use of AI technologies in product display, Alimama has launched a cleanup initiative targeting substandard AI-generated images. By eliminating distorted visuals from promotional content, this initiative ensures that consumers receive accurate information and thereby safeguards their right to know.

Promotional information monitoring

The platform has established a real-time monitoring mechanism for merchant-published promotional content. This mechanism uses AI tools to scan text, images, short videos, and livestreams against a risk control list. When a risk is flagged, an automated handling procedure is triggered, and the outcome is then manually reviewed.

The platform also performs routine risk screening from a consumer's standpoint to verify the effectiveness of rule enforcement. Furthermore, we maintain feedback and complaint channels to hear from users. In FY2026, Alimama received 0.04 negative responses to display advertising per thousand impressions and achieved a 100% resolution rate for user complaints.

Risk handling and prevention

Once an advertising violation is confirmed, the platform takes actions, such as returns and compensation, to safeguard consumer rights. Meanwhile, the platform issues a warning to the merchant involved, restricts its promotional activities, and requires it to implement remediation within three days. If the merchant fails to meet this deadline or if its promotional content remains non-compliant after remediation, the promotional content in question will be taken offline. A merchant that has reached a certain penalty threshold will be permanently expelled from the platform.

The platform regularly reviews complaint data and distills experience from past governance practices. This drives rule iterations and risk model updates to prevent violations at the source.

Alimama has established a training system to raise compliance awareness among merchants. In FY2026, the platform released 26 batches of training courses, which were pushed to our merchant base via 190,000 notifications. For the purpose of precise outreach, the platform sends training reminders to merchants with prior violations. As it empowers merchants, Alimama also strengthens internal review capabilities. In FY2026, the platform organized six specialized training sessions for reviewers to enhance their understanding of rules and their ability to identify risks.

3. Alimama matches the marketing needs of merchants on the Taobao and Tmall platforms with media resources owned by Alibaba or third parties. It conducts compliance reviews on these marketing needs.

Providing Responsible Products for Consumers • Creating a good consumer experience

Mid-sales

Optimizing review systems for transparency

In FY2026, Taobao and Tmall upgraded the Store Experience Score to the Real Experience Score. Grounded in actual transaction data, this system deploys algorithms to identify fake orders and block manipulated ratings from them. It ensures an authentic quantification of merchant performance across three dimensions: product quality, logistics speed, and service assurance. Furthermore, the Real Experience Score is embedded into traffic distribution mechanisms, directing more platform resources toward merchants delivering exceptional services. As of March 31, 2026, Taobao and Tmall had over one million five-star stores.[4]

GreenNet Program

In FY2026, the GreenNet Program leveraged AI semantic recognition and a dynamically updated keyword library to broaden its scope of search moderation for illegal wildlife trading, depression-related item transactions, and more. During the fiscal year, the program added nearly 50,000 restricted keywords and redirected over 43 million inappropriate searches to educational and awareness pages.

Leveraging insights into user psychology within specific search scenarios, the GreenNet Program has transformed its intervention mechanism from static guidance into an interactive framework powered by an AI companion. Users can now indicate their moods to receive personalized, empathetic support and engage in real-time communication with the AI companion, which served over 200,000 interactive sessions in FY2026.

Furthermore, the GreenNet Program broadens its social impact via cross-sectoral partnerships. Under the program, Taobao hosted the Taobao Qingcheng Cup Zhejiang Provincial Collegiate Debate in FY2026 to help young people better discern legitimate and healthy content.


Wildlife protection
Keywords
AI semantic recognition
Protection of minors
Personal information security
Protecting life and health
GreenNet Program
Safeguarding a green digital space
Personal and public security

After-sales

Improving after-sales service to offer peace of mind

We continuously enhance after-sales service to ensure that consumer concerns are addressed impartially and efficiently.



4. To qualify for five-star status, a store must achieve a Real Experience Score of at least 4.8 while also ensuring that its sub-scores for product quality, logistics speed, and service assurance all reach 4.3 or above.

Customer service

We have established a professional customer service team and standardized service procedures. When a consumer needs the platform’s customer service to intervene in an after-sales dispute or wishes to file a complaint about customer service, they can submit their concern or feedback via the platform’s service portal. All submissions are promptly responded to and handled in line with our service specifications. We monitor service quality via a combination of consumer feedback and internal spot checks, promptly assigning identified issues to specialized customer service agents for follow-up. This forms a closed loop for continuous service improvement.

In FY2026, AliExpress expanded its localized support to cover multiple languages for consumers worldwide and drove customer service standardization to elevate its after-sales capabilities. For issues that cannot be resolved immediately or are highly controversial, consumers can request an escalation via the service portal, and the platform then assembles dedicated task forces to follow up.

Taobao and Tmall focus on building a high-standard management system for service quality. The platforms have introduced an AI-powered quality inspection system to monitor various factors, such as the fulfillment of order commitments, professional demeanor, and compensation. The system triggers remediation workflows when service deviations are detected. If an impropriety is identified in customer service, the platform in question contacts the affected consumer to offer an apology, readdresses the consumer's concern, and provides compensation. In the event of a severe service problem, an intervention mechanism is activated to reassign the case to an alternative customer service agent. Furthermore, Taobao and Tmall have upgraded their evaluation framework for customer service agents from a single customer satisfaction rate to a comprehensive Good Service Index, which considers service process design, professional demeanor, and support efficacy. Some service centers have leveraged this index to guide issue identification, root-cause analysis, and team-capacity-oriented training. In FY2026, the consumer complaint rate on Taobao and Tmall was 0.012%.

Taobao Consumer Rights Liaison Station

The Taobao Consumer Rights Liaison Station is an alternative dispute resolution (ADR)[5] mechanism that we have established in collaboration with the Hangzhou Consumer Rights Protection Commission. It provides an efficient, low-cost channel for escalating disputes that remain unresolved after platform-provided customer service and grievances that are received via the national 12315 hotline. The liaison station, operated by the Taobao and Tmall team, is subject to regular supervision and compliance assessment from the Hangzhou Consumer Rights Protection Commission, while also receiving specialized training from it. In FY2026, the liaison station settled 1.48 million cases via mediation, with mediators achieving a 72-hour resolution rate of 84.4% for cases that they successfully intervened in.

In FY2026, the Taobao Consumer Rights Liaison Station was recognized as one of Hangzhou's Top 10 Signature Initiatives in Consumer Rights Protection for 2025.


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Logistics

Logistics fulfillment efficiency is a major determinant of consumer experience. In FY2026, we adopted different logistics governance strategies for China and overseas markets, given the differences between them in transit distance, operational complexity, and after-sales turnaround.

For the Chinese market, Taobao and Tmall have deployed algorithmic models to assess the actual fulfillment capacity of merchants on an hourly basis. For those unable to ship within the promised timeframe, their shipping tags are automatically adjusted to preemptively eliminate the risk of over-promising. Furthermore, order trajectories are tracked in real time. If a shipping anomaly is detected, the platform intervenes and demands appropriate fulfillment from the merchant. Severe violations, such as sending empty packages or falsifying shipment status, trigger a dual penalty mechanism that combines consumer compensation and product delisting. In FY2026, the number of consumer requests for logistics assistance per 10,000 orders fell 18.6% year on year.

In overseas markets, long transit distances and numerous operational links result in extended return and refund timelines. To address this structural challenge, AliExpress optimized its reverse logistics system in FY2026, rolling out diverse return solutions across major countries and regions to shorten after-sales turnaround and thereby give consumers more peace of mind.



5. An ADR mechanism is one that involves the intervention of neutral third parties to resolve disputes outside traditional litigation, for instance, by means of mediation, arbitration, and negotiation.

Building an inclusive, healthy digital life

As we continuously improve our products and services, we remain committed to fostering an inclusive, healthy digital life.

- Accessible digital services
- Age-friendly digital services
- Minor protection

Accessible digital services

By integrating accessibility into product designs and service systems, we continuously improve digital inclusion for people with disabilities.



Accessible consumption

Taobao consistently optimizes its accessibility features to facilitate browsing and shopping among visually impaired users. By converting text and images into audio, improving the page reading logic, and streamlining interaction flows, the platform has expanded accessibility coverage to a wider array of products and pages. In FY2026, the Taobao app introduced the "Taobao Instant Commerce" service, which imposed fresh adaptation requirements on existing accessibility features to accommodate quick commerce scenarios. To address these requirements, we fine-tuned the audio announcement logic within dynamic interactions, ensuring that price updates and actionable elements from pop-ups and floating menus are fully detectable and navigable.

These optimizations are not isolated efforts. We have integrated accessibility and experience improvement into our routine management system. Taobao has established an accessibility monitoring mechanism, which fixed over 200 related issues in FY2026. The technical know-how accumulated during the monitoring and fixing processes has been distilled into an automated tool that scans code for accessibility defects and provides improvement suggestions to prevent problems at the source. Furthermore, the platform gathers feedback from people with disabilities via online communities and offline surveys to establish communication channels and integrate user needs into the product optimization process.

In FY2026, the Taobao app provided accessible services for over 320,000 visually impaired users.



Visually impaired navigation
高德地图
Accessible shopping
淘宝
Taobao.com
优酷
Barrier-free Theater
Wheelchair navigation
阿里健康
Rare Disease Care Initiative

Providing Responsible Products for Consumers • Building an inclusive, healthy digital life

Accessible mobility



To continuously enhance accessibility, Amap has optimized navigation for wheelchair users and the visually impaired, catering to their diverse mobility needs.

The wheelchair navigation feature helps users avoid obstacles such as stairs or steep slopes and prioritizes routes equipped with accessible facilities. In FY2026, it introduced accessible bus route planning in Hong Kong and Yancheng, Jiangsu. As of March 31, 2026, the wheelchair navigation feature was available in 75 cities, including 73 mainland Chinese cities, Hong Kong, and Macau.

The visually impaired navigation feature, now compatible with screen readers on smartphones, provides tactile paving reminders, voice guidance at intersections, and traffic light countdowns to facilitate safer and more independent mobility.

In FY2026, Amap processed over 130 million requests for accessible route planning and visually impaired navigation.

Accessible entertainment



Youku provides high-quality accessible video and audio content for visually or hearing-impaired individuals via the Barrier-free Theater in its app. As of March 31, 2026, it had over 9,200 pieces of accessible content, which were played 1.21 million times in FY2026. The Barrier-free Theater was recognized as an Excellent Case of Information Accessibility at the 7th Technology Accessibility Development Conference.

Youku organizes diverse offline events to build an accessibility culture. During the 2025 International Day of Persons with Disabilities, it hosted the 3rd Accessible Film Festival. Through exhibitions, forums, and screenings, the event provided equal cultural and entertainment experiences for visually or hearing-impaired people. It also called on companies and research institutes to integrate age-friendliness and accessibility into R&D. For the 2025 International Day of the Deaf, Youku co-launched a short video submission campaign under the theme "Life is Special Because of You," encouraging hearing-impaired individuals to record their daily lives and inspiring the public to be more understanding and respectful of this vulnerable group.



AI向善
助力无碍视界
公益音乐会

Accessible healthcare



Over 20 million patients with rare diseases in China face a long-term structural predicament regarding the availability and affordability of drugs and specialized medical foods. Because the patient population of a single rare disease is small, developing drugs or specialized medical foods for it incurs high R&D costs, and production volumes are limited, ultimately leading to an unstable supply. To address this, Alibaba Health has leveraged its platform capabilities to develop a rare disease service model, which connects patient demand with industrial resources to improve the availability of drugs and specialized medical foods, ensuring a more stable supply. Furthermore, Alibaba Philanthropy and Alibaba Health allocate funds to provide extra financial support for low-income families plagued by rare diseases, building a multi-stakeholder cost-sharing mechanism where manufacturers offer discounts, charitable donors make contributions, and patient families bear part of the cost. This mechanism was first put into practice in the Lemon Baby Care Initiative, a special assistance program for methylmalonic and propionic acidemia.

In FY2026, Alibaba Health upgraded the Lemon Baby Care Initiative into the Rare Disease Care Initiative. Patients can apply for Care Cards on Alibaba Health's rare disease care platform and register their needs in the platform's supply assurance system to secure a stable supply of drugs, specialized medical foods, and medical devices at special philanthropic discounts. As of March 31, 2026, the initiative had partnered with over 10 companies to cover 18 rare diseases and bring more than 2,500 patients into its care system. By this date, it had provided a cumulative total of about RMB10.76 million in special grants for low-income families.

The initiative also focuses on healthcare capacity building. In FY2026, it provided clinical skill training for over 900 medical professionals working in China's national newborn screening system.



每一个小群体
都不会被放弃
罕见病关爱平台
DO FOR RARE

The Lemon Baby Care Initiative has received the following honors:

People's Daily Online

2025 People's Exemplary Case of Corporate Social Responsibility

China Sustainability Tribune -- 2025 Golden Key:

Outstanding Solution for SDG Actions in China

Providing Responsible Products for Consumers ● **Building an inclusive, healthy digital life**

Age-friendly digital services

We drive age-friendly upgrades tailored to the real needs of senior citizens and provide them with digital services that are thoughtful, convenient, and efficient.

Taobao's age-friendly innovations

In 2022, Taobao launched a senior mode to lower usage barriers for older users via a simplified interface, enlarged fonts, and voice assistance. Back then, existing adaptations were mostly for text elements on the user interface, while images with embedded text, such as those in promotional posters from merchants, remained an accessibility gap. In FY2026, Taobao partnered with Nanyang Technological University to develop an age-friendly poster generation system that uses generative AI to transform complex posters into accessible versions featuring prominent information, enlarged fonts, and simplified backgrounds. Experiments demonstrated an 88.6% reduction in poster comprehension mistakes among users aged 65-81. This system was featured in the China Computer Federation's 2025 CCF Tech for Good Case Studies.

Age-friendly video viewing on Youku

In 2024, Youku launched the Silver Theater, which overcame technical hurdles in rare Chinese character recognition and audio-video synchronization to provide features like enlarged subtitles, age-friendly audio effects, simplified interfaces, and content recommendations.

As of March 31, 2026, the Silver Theater offered over 9,000 episodes across TV dramas, movies, documentaries, and other categories.

Alibaba Health's care for hearing-impaired senior citizens

Presbycusis, a form of hearing loss caused by the aging of the auditory system, is becoming more prevalent as China's population ages at an ever faster pace. In FY2026, Alibaba Health launched the Hearing Assistance Initiative to provide health education, hearing screening, and free medical consultations for hearing-impaired senior citizens, promoting early detection, early diagnosis, and early intervention. The initiative also offers hearing test allowances for those facing financial difficulties. Its first charitable screening site has been established in Hangzhou, Zhejiang.

Taobao Instant Commerce's Elderly Meal Assistance e-Program

To address the dining challenges faced by homebound senior citizens who are advanced in age or care-dependent, Taobao Instant Commerce launched the Elderly Meal Assistance e-Program in 2023, a digital solution designed to bring government meal allowances online. Leveraging digital networks for civil affairs, the program connects these senior citizens with community cafeterias to establish a seamless online-to-doorstep delivery pipeline. It automatically verifies user identities, applies the corresponding allowance levels, and processes orders directly. These orders are delivered by dedicated delivery teams, which operate in a "fixed-route and familiar-face" model to ensure timely delivery and offer additional services such as doorstep check-ins and medication procurement. As of March 31, 2026, the Elderly Meal Assistance e-Program was available in eight cities, including Beijing, Shanghai, Zhongshan, and Nanjing.

Building on these practices, Taobao Instant Commerce has collaborated with the China Silver Industry Association to release China's first-of-its-kind group standard, the Digital Service Specification for Senior Meal Assistance, which offers a reference framework for the standardized development of tech-driven senior care by establishing clear guidelines for service workflows, data security, and personnel training.



Minor protection

Taobao launched a minor mode in 2023.

Taobao continuously evolves its risk identification and mitigation strategies to broaden the reach of its safety net for minors. At the product feature level, risk governance has extended beyond search and browsing to encompass interactive touchpoints like shopping carts and favorite stores. The catalog of products and information deemed inappropriate for minors is dynamically updated. As of March 31, 2026, the platform had deployed automatic blocking for 4.2 million high-risk search keywords potentially harmful to the physical and mental health of minors, with regular simulation testing conducted to evaluate its protection approach.

Taobao has formulated the Specifications for Protecting the Personal Information of Minors, appointed a head of privacy protection for children, and established a review mechanism for accessing, processing, and using their sensitive personal information. The platform prohibits the use of automated decision-making for commercial marketing that targets minors. At the time of real-name authentication, the platform identifies child users and triggers a mandatory request for guardian authorization. In FY2026, Taobao and Tmall completed a compliance audit on the protection of minors' personal information.

Social

Building Digital Intelligent Platforms for Enterprise Customers

AI is emerging as a major driving force behind the digital transformation and high-quality growth of enterprises. Upholding Alibaba's mission "to make it easy to do business anywhere," we bear the responsibility to invest heavily in innovations and fuse digital technologies such as AI with the real economy. This empowers merchants and enterprises to seize AI-driven new opportunities, ultimately fostering industry-wide digital and intelligent upgrades that are more secure and open.



This chapter

01   Developing responsible technologies

02   Building healthy, sustainable e-commerce platforms

Building Digital Intelligent Platforms for Enterprise Customers





Developing responsible technologies

About 24,600

We have been granted about 24,600 patents worldwide.

10 Most Influential AI Companies

Alibaba was recognized as one of the 10 Most Influential AI Companies.

About 170,000

The ModelScope community hosted about 170,000 open-source models available for free use by developers worldwide.

7.83 million

A cumulative total of 7.83 million enterprises and organizations have adopted AI technologies on DingTalk.

Over 93 %

The ISO 9001 Quality Management System certification covered over 93% of Alibaba Cloud's public cloud products.





Building healthy, sustainable e-commerce platforms

SAIL Star Award

Marco, an AI solution for merchants, won the SAIL Star Award at the 2025 World Artificial Intelligence Conference.

Over 1.58 million

The Taobao and Tmall Group Intellectual Property Protection Platform has safeguarded over 1.58 million rights.

Over 770,000

The Alibaba International Digital Commerce Group Intellectual Property Protection Platform has safeguarded over 770,000 rights.

93.3 %

Micro, small, and medium-sized enterprises (MSMEs) accounted for 93.3% of active merchants on Taobao and Tmall.



Strategies and approaches

Digital platforms should champion innovation, openness, reliability, trustworthiness, and sustainability in their development to consistently create commercial value for customers.

"AI-driven" strategy



Innovation

We place great emphasis on innovation. To advance critical technologies such as cloud computing and AI, we continuously scale up our R&D investments. To safeguard merchants' creative works and sustain a healthy innovation ecosystem, we are committed to building a robust intellectual property protection framework.



Openness

Openness is intrinsic to platform economics and technologies. With broad connectivity and low entry barriers, a diverse and open platform ecosystem brings about higher efficiency for resource allocation and value creation. We have consistently partnered with merchants on our platforms to serve a vast consumer market. Their deep engagement has shaped the Alibaba that consumers trust today. Technological progress is characterized by evident network effects and a distributed nature. Breakthroughs are rarely achieved by a single entity. Instead, they emerge from an ever-evolving, distributed network that features diverse participation and cross-disciplinary collaboration. In the AI era, we firmly believe that open-source technologies and open tech ecosystems enhance innovation efficiency and accelerate a society-wide intelligent transformation.



Reliability and trustworthiness

To foster a reliable and trustworthy environment for technologies and business activities, we are committed to establishing a dependable platform ecosystem that provides stable and secure spaces for all stakeholders to thrive.

Building Digital Intelligent Platforms for Enterprise Customers ● Developing responsible technologies

Developing responsible technologies

We always view R&D as the primary engine for our growth and leverage technological innovation to drive social efficiency and inclusive development.

- Advancing technological innovation
- Championing open and inclusiv e technologies
- Delivering reliable and trustworthy cloud services

Advancing technological innovation

We consistently invest in R&D and encourage innovation. As of March 31, 2026, we had been granted about 24,600 patents worldwide.

In FY2026, Alibaba made significant strides in full-stack AI capabilities.

T-Head has brought its proprietary GPU into production at scale, supporting end-to-end AI workloads from training and fine-tuning to inference.

High-performance networking, distributed storage, and cloud operating systems have formed the foundation of our cloud computing infrastructure, significantly boosting execution efficiency for large-scale AI tasks. Efforts across these aspects have earned Alibaba Cloud multiple international accolades. The business has been named a Leader in Gartner® Magic Quadrant ™ for Cloud Database Management Systems for six consecutive years. Gartner has also positioned it as an Emerging Leader across all four quadrants evaluated for generative AI cloud infrastructure, engineering, model offerings, and knowledge management applications, making it the only cloud service provider in Asia Pacific to earn this distinction.[1]

In this new era driven by AI agents, models are being rapidly embedded into a broad range of major workplace and business scenarios, with model-application integration now tighter than ever. In the realm of foundational models, Qwen3.6-Plus, released in March 2026, delivers significant across-the-board performance enhancements. It excels particularly in coding and agentic programming, setting an industry benchmark for frontend web development and complex repository-level tasks. As of this report's release date, our latest-generation large model, Qwen3.7-Max, designed from the ground up for AI agents, had driven continuous breakthroughs in key capabilities such as coding and reasoning.

For the application layer, we launched the consumer-facing Qwen app in November 2025 as an all-in-one personal AI assistant for daily life, work, and learning. Deeply integrated with our various apps, such as Taobao, Tmall, Taobao Instant Commerce, Fliggy, Damai, and Amap, it features distinctive advantages in multiple scenarios, including everyday tasks, services, productivity, and entertainment. We have also introduced Wukong, an enterprise-grade, AI-native workspace for business users. It invokes AI agents to tackle complex workflows via skill modules that we have built. Together, Wukong and the Qwen app constitute our dual-pronged AI application strategy, driving momentum across both consumer and business settings.

World's Most Innovative Companies

Leveraging its full-stack AI capabilities, Alibaba Group secured its first-ever spot in the AI category of Fast Company's list of the World's Most Innovative Companies in March 2026, standing as the sole Asian enterprise recognized in this category.

10 Most Influential AI Companies

Alibaba Group was named on the 2025 TIME100 Most Influential Companies list and recognized by TIME as one of the 10 Most Influential AI Companies of 2026.

1. Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose; GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally and is used herein with permission. All rights reserved.

Building Digital Intelligent Platforms for Enterprise Customers ● **Developing responsible technologies**

Championing open and inclusive technologies

Alibaba is a staunch believer in and a steadfast driver of open-source technologies and open tech ecosystems. As of March 31, 2026, we had open-sourced over 400 Qwen models to users worldwide. The capabilities of these models span multiple modalities, including text, images, audio, and videos. They are available in a variety of versions that come with different numbers of parameters to fit diverse application scenarios. Our contributions to open-source AI secured us a spot on Fortune's Change the World list in September 2025. Beyond open-sourcing our models, we play an active role in nurturing a model ecosystem. As of March 31, 2026, the ModelScope community hosted about 170,000 open-source models available for free use by developers worldwide.

As we leverage technologies to benefit all, linguistic inclusion is a particular priority. Due to data scarcity, lesser-spoken languages, dialects, and regional variants tend to lack support from high-quality models. To bridge this gap, the Qwen model family has specifically enhanced its coverage of low-resource languages across regions such as South Asia, Oceania, and Africa. As of March 31, 2026, Qwen models supported more than 200 languages and dialects, empowering developers from diverse cultural backgrounds to fine-tune and deploy models within their local contexts.

Over **400**

Open-sourced over 400 Qwen models to users worldwide

About **170,000**

The ModelScope community hosted about 170,000 open-source models

Open tech ecosystem



Open-source technologies



Artificial intelligence

Cloud-native

Big data

BIG DATA

Database

Operating system

System kernel

Delivering reliable and trustworthy cloud services

For technologies to serve customers well, they must first and foremost be reliable and trustworthy.

Prioritizing product quality

In accordance with specifications such as the Cloud Intelligence Group Stability Management Policy, Alibaba Cloud has established a cross-functional quality management framework anchored by multi-party coordination among R&D, product management, stability engineering, and customer service. A mechanism driven by full-lifecycle product management, stability assurance, and customer feedback is in place to safeguard product quality amid iterations.

As of March 31, 2026, the ISO 9001 Quality Management System certification covered over 93% of Alibaba Cloud's public cloud products, significantly up from a year earlier.[2]



2. This percentage counts Alibaba Cloud's public cloud products that were commercially available as of March 31, 2026.

Product quality management system

Alibaba Cloud always puts customer needs first, delivering stable and reliable services backed by a robust product quality management system.



Product launches and new feature releases

Requirement analysis and design

To improve efficiency, we leverage AI to analyze and distill customer requirements. In parallel, we conduct architectural reviews centered on consistency and system availability to ensure that new products are compatible with existing offerings.

Development and testing

Based on user experience, we reinforce cross-product integrated testing on top of single-product testing to ensure seamless synergy when multiple products are used together. Furthermore, we conduct systematic localization to accommodate various languages, time zones, and currency formats across various countries and regions.

Pre-launch review

Products must pass a four-stage verification process: preliminary review, closed testing, public testing, and final review. Once products are approved via this process, their service level agreements (SLAs) become our formal commitments to customers.

In-market management

We leverage a management system to monitor operating metrics, and threshold breaches automatically trigger alerts for rapid troubleshooting.

Feature changes

Changes are subject to advance filing and customer impact assessments, accompanied by risk notifications and mitigation plans where necessary.

Product discontinuation

We enforce a standardized management mechanism to minimize disruptions to business operations on the customer side.

3. An AZ is a physical location operating on independent power and networking infrastructure within a region.

Management mechanism for product quality risks

Alibaba Cloud has established a systematic risk management mechanism centered on a risk list. Product teams independently conduct risk reviews and impact assessments on a regular basis. Once a risk is identified, the team in charge drives remediation, and the stability team organizes a targeted validation based on the risk level. This forms a closed loop.

For risk prevention, Alibaba Cloud periodically reviews historical incidents and scans for vulnerabilities such as single points of failure and communication anomalies between availability zones (AZs)[3]. To validate its monitoring, alerting, and auto-recovery capabilities, the business conducts fault injection testing, which involves simulating typical failures like network disconnections and service outages. It has established standard stress testing protocols to ensure the stability and reliability of cloud computing in high-concurrency, complex business scenarios. Furthermore, Alibaba Cloud regularly organizes drills for service provisioning, disaster recovery in AZs, and large-scale failure recovery at data centers. The results of these drills serve as critical inputs for the validation of risk remediation, driving the continuous refinement of its risk prevention mechanism.

For incident response, Alibaba Cloud leverages an automated system to accelerate troubleshooting and recovery. An emergency decision-making committee has been set up to coordinate technical support, customer service, and functional departments in a tiered incident response mechanism, which ensures highly efficient and streamlined workflows. Any incident triggers a post-mortem analysis, where the teams involved look into the root cause and generate a post-incident report. Targeted preventive measures are then formulated based on this report to boost risk management capabilities.

Training on product quality and risk management

Alibaba Cloud views the professional development of employees as a critical lever for ensuring the quality of cloud services. In FY2026, the business organized 66 training sessions on product management, covering product performance, hands-on operations, and AI applications. During the fiscal year, it also ran a training and certification program for roles involved in stability assurance, with about 56% of employees at the business completing the program and becoming certified.

Building Digital Intelligent Platforms for Enterprise Customers ● **Developing responsible technologies**

Improving customer service

Customer trust hinges not only on technical capabilities but also on the fulfillment of service commitments and prompt responses to customer inquiries. Alibaba Cloud remains customer-centric and drives continuous improvements in service quality.

Alibaba Cloud defines service scopes through documents such as the Alibaba Cloud Product Service Agreement and the Alibaba Cloud User Agreement. To standardize after-sales service, the business refines the Alibaba Cloud Quality Standard for the After-sales Service Team and the Alibaba Cloud Policy on Disciplinary Actions for Violations on the After-sales Service Team. It improves after-sales experience by deploying a multi-channel customer service team and a senior technical expert team. For highly complex issues, it provides dedicated VIP support.

Customer communication

To ensure that customers are heard and understood in any scenario, we have established multiple customer feedback mechanisms ranging from instant responses to deep insights.

Alibaba Cloud ensures that customers receive support at any time through any channel. The business provides 24/7 customer service via online chats, phone calls, and DingTalk messages, complemented by a self-service hub featuring handy tools and FAQs to expedite issue resolution. Prominent entry points are available via public channels, such as Alibaba Cloud's official website, for customers to file complaints. Each complaint triggers a closed-loop process from intake to follow-up and remediation. Within one working day, a customer service agent calls the customer and sees the case through. Alibaba Cloud regularly analyzes complaint types and collaborates with relevant teams to drive product and service improvements. In FY2026, the business received 19,813 customer complaints.[4]

Rather than waiting for feedback, Alibaba Cloud proactively initiates dialogue. The Connect platform on its official website gathers suggestions from customers regarding products, services, and the website itself. In FY2026, the business received 21,571 suggestions, of which 8,991 were adopted upon evaluation. The Connect platform leverages AI to automatically match new suggestions with historical entries so that customers can instantly access existing solutions to similar issues. Furthermore, the business utilizes net promoter score (NPS) surveys to assess all aspects of customer experience, covering pre-sales communication, processes, products, delivery, and after-sales service. In FY2026, such surveys were conducted for over 40 major cloud products. For low-scoring items, Alibaba Cloud engaged directly with customers to identify root causes and used insights thus gained as a primary basis for product iterations and service upgrades.



8,991

In FY2026, Alibaba Cloud received 21,571 suggestions, of which 8,991 were adopted upon evaluation

Service quality tracking

In FY2026, Alibaba Cloud upgraded its intelligent quality assurance system to pinpoint service shortcomings via an "AI screening + manual review" approach for service tickets. The system now routes improvement checklists to relevant service staff and tracks their remediation progress. In the fiscal year, the business also optimized its customer service incentive mechanism to build a multi-dimensional evaluation system that accounts for customer satisfaction, responsiveness, and issue resolution quality. Evaluation outcomes are fed into performance results to drive service standardization and elevate customer experience.

Improving service quality

Alibaba Cloud prioritizes the professionalism and productivity of its customer service staff. The customer service team regularly organizes quality training sessions that drive adherence to service standards and enhance practical capabilities by reviewing case studies and sharing best practices. Furthermore, the customer service platform is equipped with an intelligent assistance system that automatically summarizes inquiries, recommends solutions, and streamlines post-resolution reviews. This empowers customer service agents to understand and address inquiries with greater accuracy, ultimately raising resolution efficiency and customer satisfaction.

4. This figure reflects the number of customer complaints received for Alibaba Cloud's operations in China.

Defining an AI-driven new paradigm for workplace collaboration



As a leading intelligent platform for workplace collaboration and enterprise management in China, DingTalk is committed to an "AI-driven" strategy. By evolving workplace collaboration from mere tools into an AI-native productivity platform, it empowers enterprises to build future-ready teamwork competencies.

In FY2026, DingTalk successively launched multiple software and hardware products to deliver AI-powered collaboration capabilities. As of March 31, 2026, a cumulative total of over 7.83 million enterprises and organizations had adopted AI technologies on DingTalk. In FY2026, over 1.79 million enterprises and organizations were monthly active users of AI on the platform.

In March 2026, DingTalk launched Wukong, an enterprise-grade AI-native workspace that embeds agentic capabilities directly into corporate workflows. By orchestrating multiple agents to handle complex, long-running tasks within a unified interface, Wukong evolves AI from a mere conversational assistant into a work partner capable of autonomously executing business logic.



Over 7.83 million

A cumulative total of over 7.83 million enterprises and organizations have adopted AI technologies on DingTalk

Content Governance Environmental Social Appendices
Alibaba Environmental, Social and Governance Report 2026 89
Building Digital Intelligent Platforms for Enterprise Customers • Building healthy, sustainable e-commerce platforms

Building healthy, sustainable e-commerce platforms

We are committed to empowering commerce with technologies and serving a broad community of merchants. By building a fair governance framework and a robust rights protection mechanism, we nurture a merchant-friendly operating environment that respects original creative works and create a level playing field where merchants in various categories have room for growth.

- Providing digital, intelligent capabilities for commerce
- Building an open and fair operating environment
- Protecting intellectual property
- Creating a diverse e-commerce community

Providing digital, intelligent capabilities for commerce

The global economy is undergoing a profound intelligent transformation. However, the benefits of technologies do not materialize automatically. Without effective tools and adequate capabilities, a vast number of small and medium-sized enterprises (SMEs), weighed down by resource constraints, may struggle to fully engage in the digital economy. We believe that the value of AI lies not just in boosting platform efficiency but also in empowering ecosystem partners to achieve a transformative leap in their operational capabilities.

In FY2026, we focused on leveraging AI technologies to address the operational pain points of merchants, primarily across three major scenarios: content creation, customer service, and precision marketing. By lowering the adoption barriers, we enable merchants of all sizes to equally benefit from technologies.

Taobao and Tmall have upgraded their AI capabilities across the board for these three scenarios. For content creation, the Shengyi Guanjia one-stop merchant platform and Alimama have each introduced a generative AI tool that helps merchants quickly create high-quality product images and marketing videos. In FY2026, these tools generated a total of 2.82 billion visuals. For customer service, we have integrated AI into various merchant-facing products, covering capabilities such as user intent recognition, pre-sales consultation, and product recommendation.

Furthermore, AI marketing tools automatically generate individualized marketing campaigns, empowering SMEs without marketing teams to achieve precision targeting and boost conversion rates.

In overseas markets, merchants face similar operational pain points, but language barriers pose yet another major challenge. Marco, an AI solution featuring multilingual translation, enables merchants to seamlessly manage global operations in their native languages. As of March 31, 2026, Marco supported over 40 languages. It was honored with the SAIL Star Award at the 2025 World Artificial Intelligence Conference.


2025 SAIL之星
SAIL STARS
2025世界人工智能大会
暨人工智能全球治理高级别会议
2025 WORLD AI CONFERENCE
& HIGH-LEVEL MEETING ON GLOBAL AI GOVERNANCE

The ultimate value of any tool relies on its users' ability to fully understand and utilize it. Therefore, alongside the rollout of AI tools, we have launched extensive training initiatives. Beyond training, we have established an integrated online-offline feedback loop to maintain ongoing dialogue with merchants via surveys, exhibitions, salons, seminars, and site visits, leveraging insights thus gained to drive continuous tool iterations.

Building Digital Intelligent Platforms for Enterprise Customers ● **Building healthy, sustainable e-commerce platforms**

Building an open and fair operating environment

A fair, transparent, and orderly operating environment is the bedrock of a healthy platform ecosystem, since it empowers merchants to concentrate on product experience and service value.

Competition compliance management

Taobao and Tmall Group strictly complies with relevant laws and regulations, such as the Anti-monopoly Law of the People's Republic of China and the Anti-unfair Competition Law of the People's Republic of China. The Taobao and Tmall Group Competition Compliance Management Regulation explicitly outlines principles and requirements for anti-monopoly and anti-unfair competition. We have institutionalized a compliance monitoring mechanism to dynamically track legal updates and regulatory developments, thereby gaining insights to guide internal risk inspections and policy revisions.

Taobao and Tmall Group embeds competition compliance into the entire business lifecycle. For the business initiation phase, we have established an upfront compliance review process to ensure that all business activities clear relevant assessments prior to launch. During the operational phase, we rely on algorithmic models to conduct risk scanning, which enables the smart detection and prediction of competition compliance risks. For suspected risks, we deploy immediate interventions. For confirmed risks, we initiate targeted mitigation measures. Finally, we conduct systematic post-mortem analyses to uncover root causes so that we can establish

preventative mechanisms at the source to preclude recurrence.

In FY2026, Taobao and Tmall Group continuously optimized its management mechanism for publishing and revising platform rules. Risk-type-specific tiered management protocols were created in this process. For the formulation and revision of major platform rules, the business has established an inclusive consultation mechanism, incorporating procedures such as feedback solicitation and public comment to invite broader participation from various stakeholders. This proactive approach ensures that platform rules absorb diverse perspectives to effectively safeguard the rights of all stakeholders on the platforms and foster a stable, healthy ecosystem for transactions.

Furthermore, we have established internal and external reporting channels, enabling merchants and other stakeholders to file complaints and provide feedback regarding issues such as monopolistic practices and unfair competition on our platforms.

Taobao and Tmall Group places a premium on competition compliance awareness among employees. In FY2026, the business organized 20 relevant training sessions targeting key operational periods. These training sessions took various forms such as in-person lectures and livestreams, recording a total attendance of over 13,500.



✉ Taobao's email for reporting unfair competition:
Taobao-tousu@Alibaba-inc.com

Tmall's email for reporting unfair competition:
Tmall-tousu@Alibaba-inc.com

Protecting merchants against operating risks

Merchants are the backbone of the platform ecosystem, and we prioritize building an effective framework to protect their rights.

To embed proactive compliance into merchant operations, we continuously upgrade Yingshangbao, our operating risk management solution. In FY2026, Yingshangbao empowered merchants to conduct compliance inspections on 53.69 million products. Furthermore, we have strengthened our risk early-warning mechanism. By expanding end-to-end alert channels and addressing a full spectrum of granular risk scenarios, this mechanism delivers policy interpretations and closed-loop solutions. In FY2026, it helped 1.57 million merchants avoid potential compliance violations.

To safeguard merchant rights, Yingshangbao has enhanced the identification and interception of attacks, harassment, and interference. In FY2026, it sent around 150 million risk alerts to merchants. Within Yingshangbao, a dedicated portal is readily available for merchants to report malicious behavior and have it handled promptly.

In overseas markets, varying regulatory requirements across jurisdictions pose

additional compliance challenges for merchants. Tailoring its approach to the specific regulatory characteristics of each market, Alibaba International Digital Commerce Group provides merchants with a one-stop backend management tool that monitors product compliance risks in real time. Covering early-warning signs such as those identified in product diagnostics and credential reviews, the tool visually displays store health status and tracks risk resolution progress, facilitating timely remediation on the part of merchants.

Beyond deploying tools, we attach more importance to the enhancement of risk awareness and response capabilities among merchants. Taobao and Tmall have launched the Compliance Frontline, a legal education program that regularly invites policymakers and law enforcement experts to share policies and case studies regarding matters like privacy protection, anti-fraud, compliant operations, and intellectual property protection. In FY2026, the program produced 32 episodes, reaching over 2.77 million merchants and recording over 4.2 million views. To support cross-border merchants in navigating compliance challenges across key markets such as Europe, the United States, the Republic of Korea, and Brazil, Alibaba International Digital Commerce Group offers regulatory insights, compliance guidelines, and specialized training sessions.

Content　Governance　Environmental　Social　Appendices

Alibaba Environmental, Social and Governance Report 2026　91

Building Digital Intelligent Platforms for Enterprise Customers　●　**Building healthy, sustainable e-commerce platforms**

Protecting intellectual property

Taobao and Tmall Group and Alibaba International Digital Commerce Group have set up task forces charged with continuously optimizing their intellectual property protection systems. Rule documents such as the Taobao Specifications for Marketplace Management and Violation Handling, the Tmall Marketplace Management Specifications, and the AliExpress Intellectual Property Rights Protection Policy clarify the compliance obligations of merchants and specify measures on infringing products, such as delisting or removal, to robustly defend the legitimate rights of intellectual property owners.

Building intellectual property protection systems

For intellectual property protection, platforms must serve not only as the enforcers of rules but also as the providers of technical capabilities and the hubs for multi-stakeholder collaboration.

By combining brand-provided infringement patterns with algorithms, models, and historical cases, Taobao and Tmall Group and Alibaba International Digital Commerce Group constantly enhance their identification and prevention capabilities to reduce the occurrence of infringements involving products or business activities.

We provide intellectual property owners with comprehensive protection platforms and a continuously optimized user experience to ensure that their rights are safeguarded.

The Taobao and Tmall Group Intellectual Property Protection Platform provides various features, such as complaint intake, appeal management, and multi-party notification. Powered by AI, it standardizes enforcement workflows to automatically determine evidentiary requirements based on filing information, for instance, regarding trademarks, patents, and copyrights. These requirements are sent to intellectual property owners as structured guidelines and templates. The platform also has a user experience follow-up mechanism. Meanwhile, the Alibaba International Digital Commerce Group Intellectual Property Protection Platform offers a one-stop, cross-platform complaint service. To create a better experience for international users, it has implemented a multilingual upgrade. As of March 31, 2026, it supported 11 languages.

As of March 31, 2026, about 840,000 intellectual property owners had registered on the Taobao and Tmall Group Intellectual Property Protection Platform, which had protected over 1.58 million rights. By this date, the Alibaba International Digital Commerce Group Intellectual Property Protection Platform had onboarded over 210,000 intellectual property owners and protected more than 770,000 rights from 137 countries and regions.

Taobao and Tmall Group Originality Protection Platform

The Taobao and Tmall Group Originality Protection Platform provides filing services and rights protection for original works debuted by merchants on Taobao or Tmall, such as images, short videos, and creative designs. As of March 31, 2026, the platform had helped a cumulative total of 1.03 million merchants protect approximately 980 million images, around 200 million short videos, and 1.1 million design manuscripts.

To address new challenges emerging from the ownership of AI-generated content, we have introduced a sandbox-based rights confirmation mechanism, which leverages an end-to-end protection workflow covering first-publication filing, AI marking, and complaint handling. This mechanism provides merchants with clear ownership safeguards for high-quality AI-generated content such as images, creating synergy between technical innovation and rights protection.

Enhancing compliance awareness

To build a healthy e-commerce ecosystem, we provide merchants with intellectual property compliance training via various formats, such as text, images, and videos. In FY2026, Taobao and Tmall hosted 22 training sessions covering trademarks, patents, portrait rights, and copyrights. Within its rules center, AliExpress launched an intellectual property learning hub, which offers compliance guidelines for multiple sectors, such as home furnishings, mobile phones, and clothing, to help merchants build a systematic knowledge framework.



≡ Content   Governance   Environmental   **Social**   Appendices

Alibaba Environmental, Social and Governance Report 2026   92

Building Digital Intelligent Platforms for Enterprise Customers ● **Building healthy, sustainable e-commerce platforms**

Driving multi-stakeholder co-governance

Intellectual property protection cannot be achieved by any platform alone. Since its inception in 2017, the Alibaba Anti-Counterfeiting Alliance (AACA) has been committed to nurturing a multi-stakeholder co-governance ecosystem for intellectual property protection. As of March 31, 2026, 1,300 brands had joined the alliance.

To address the deep-seated challenges in intellectual property enforcement and combat complex infringement tactics such as covert counterfeiting and the co-mingling of genuine goods and knockoffs, the AACA established a Brand Sampling Inspection Branch and further expanded cooperation with brands in FY2026. Leveraging dedicated funding, this branch integrates brand authentication resources and enhances algorithmic precision to promote brand protection initiatives. As of March 31, 2026, it had established partnerships with over 1,500 brands.

To drive academic collaboration, we have built an industry-academia-research framework together with 15 universities, including Fudan University and Zhejiang University. In the public sphere, we leverage engaging formats such as short video series and touring exhibitions to spread knowledge about intellectual property.

Alibaba International Digital Commerce Group continuously deepens its cooperation with organizations worldwide, having established partnerships with the World Intellectual Property Organization (WIPO), the International AntiCounterfeiting Coalition (IACC), and the Korea Intellectual Property Protection Agency (KOIPA). Notably, the business has worked with the IACC on the MarketSafe® Program to establish a collaboration mechanism that provides platform grants and IACC assistance for MSMEs to facilitate rights protection and complaint filings. This helps create a fair and trustworthy business environment.

Creating a diverse e-commerce community

Diverse entrepreneurs, particularly those operating MSMEs, gravitate towards Taobao, which is nicknamed the "universal Taobao." In FY2026, MSMEs accounted for 93.3% of Taobao and Tmall's annual active merchants. To sustain commercial vitality, Taobao and Tmall Group has ramped up support for new merchants. Taobao has launched the New Merchant Support Plan, offering traffic, operational support, and tools to help new merchants quickly establish a presence in the market. Tmall has introduced the Blue Star Plan, providing merchants with individualized growth pathways and tailored incentive policies. In FY2026, Taobao and Tmall added a total of 1.751 million new stores.

1688.com, our integrated domestic wholesale marketplace in China, assists merchants from industrial clusters in market expansion. It empowers merchants across multiple dimensions, such as product selection, marketing, and supply chain management. As of March 31, 2026, over 280,000 factories from industrial clusters had opened stores on 1688.com.

Alibaba.com, our integrated international wholesale marketplace, creates global growth opportunities for enterprises. In FY2026, it connected over 240,000 sellers worldwide with over 47 million buyers from 191 countries and regions.

Boosting the sales of intangible cultural heritage products

Intangible cultural heritages face a shortage of successors as they are detached from modern lifestyles. We believe that safeguarding them should not be relegated to static, museum-style preservation. By bridging culture and commerce, we empower artisans to innovate in line with contemporary consumer preferences, breathing new life into traditional crafts via market engagement.

Taobao and Tmall Group has been advancing the Hundreds of Artisans on Taobao Initiative. Alongside the existing "Taobao Artisan" badge, an exclusive "Intangible Cultural Heritage Bearer" badge has been introduced. By means of targeted traffic support and consumer awareness enhancement, the business accelerates the growth of stores specializing in intangible cultural heritage products and the commercial success of artisans who make these items. In FY2026, the total number of certified stores run by intangible cultural heritage bearers surged by 133% year on year.

To address the challenges faced by merchants selling intangible cultural heritage products, such as high operating barriers and limited market reach, we offer free online and offline courses as well as government-partnered training programs. These training resources cover store operations, AI tool applications, and digital marketing. In-person events like the Taobao Intangible Cultural Heritage Garden Party: Treasures of China allow consumers to experience the human touch of craftsmanship firsthand, deepening public appreciation and passion for traditional culture.





Social

Giving Back to Society and Communities

Since the inception of Alibaba, we have closely aligned business growth with our response to social problems. Driving business success and social value in tandem not only fosters community prosperity and facilitates environmental protection but also builds the user base and market space for our sustainable growth.

This chapter

01   Participating in rural revitalization ↗

02   Emergency relief ↗

03   Leveraging technologies to tackle social challenges ↗

04   Advancing entrepreneurship and employment ↗



Giving Back to Society and Communities





Participating in rural revitalization

35

To introduce talent into the countryside, we have deployed a cumulative total of 35 rural revitalization commissioners.

Over 380,000

The Cloud for Youth Program has built and donated a cumulative total of 403 cloud computer classrooms, equipping teachers and students with over 380,000 personal cloud computer accounts.

2,662

The Xiao Lu Lantern Project has helped a cumulative total of 2,662 critically ill children.





Emergency relief

79

Amap's uninhabited-area rescue initiative has aided 79 individuals in distress.





Leveraging technologies to tackle social challenges

Innovate for Impact Use Case

Our "non-contrast CT + AI" solution for multi-cancer early screening was recognized as an Innovate for Impact Use Case at the United Nations AI for Good Summit.

About 850,000

Amap's Live Waterlogging Map covered about 850,000 flood-prone locations.





Advancing entrepreneurship and employment

Over 8,200

Over 8,200 hearing- or speech-impaired delivery riders were active on Taobao Instant Commerce.

Over 40,000

A cumulative total of over 40,000 individuals have completed the AI Application Engineer Certification Program, launched by DingTalk, and achieved the certification.





Participatory philanthropy

253,584 hours

Our employees clocked 253,584 hours of volunteer service.

184,995

111 active Hugs and Help Groups established by our employees held 2,216 philanthropic events, which drew a total attendance of 184,995.

Over 430 million

The Goods for Good Program engaged over 1.56 million merchants and more than 430 million users.



Strategies and approaches

Truly sustainable social impact should not be isolated from, but deeply embedded into, commercial operations.

We partner with diverse organizations to drive long-lasting impact across these key areas: advancing rural revitalization to help bridge the urban-rural digital divide, protecting natural ecosystems by extending environmental actions to the community level, supporting vulnerable groups by making technologies and products more accessible, facilitating emergency response to deliver rapid support during disasters, and leveraging tech-driven innovative solutions to address social problems. Meanwhile, we are committed to creating opportunities for entrepreneurship and employment across our sphere of influence so that we can drive inclusive growth society-wide.

To learn how we protect natural ecosystems, refer to Section 3 "Conserving and restoring nature" in Chapter 2. ↗

To understand our approach to supporting vulnerable groups, refer to Section 2 "Building an inclusive, healthy digital life" in Chapter 4. ↗



Participatory philanthropy

Giving Back to Society and Communities   ● **Participating in rural revitalization**

Participating in rural revitalization

Our strategy for rural revitalization centers on aligning our business capabilities with resource endowments in rural areas. Building on years of practice, we have developed a rural revitalization commissioner model, which involves stationing experienced employees in underdeveloped county-level regions to bridge the urban-rural gap across four dimensions: rural industries, talent pipelines, technologies, and livelihoods.

Support for rural industries

Talent support

Technological support

Support for basic livelihoods

Support for rural industries

Rural communities flourish when rural industries do. We work to streamline farm-to-market channels and unlock the potential of rural cultural tourism, transforming our digital capabilities into a powerful engine that drives the transformation of rural industries.



Bringing premium products to broader markets

We make consistent efforts to facilitate farm-to-market distribution and boost rural development. To this end, we mobilize funds, provide sales support, and run origin-based marketing campaigns.

Leveraging funds and resources to drive agricultural growth: In 2024, we launched the Venture Philanthropy Plan. For its inaugural project, rolled out in Kaihua County, Zhejiang Province, we pooled funds from multiple sources and brought in agricultural experts to conduct field studies. Based on local soil and climate conditions, we selected mini-sweet potatoes as a specialty crop to build a local signature industry. Supported by retail channels such as Taobao, Tmall, and Freshippo, mini-sweet potatoes from this county reached broader markets, driving a tangible income increase for local farmers. In FY2026, proceeds from the project were channeled back into reinvestment, creating a virtuous cycle of "investment, income growth, reflow, and reinvestment."

Driving growth for direct-from-source merchants: Taobao and Tmall have established a comprehensive assessment framework for direct-from-source merchants, designating products that meet our standards with an "Origin Select" label. These products receive traffic incentives that help them build brand recognition and sharpen their competitive edge in the market.

Lowering entry barriers to e-commerce: To support county-based smallholder farmers and cooperatives that have limited e-commerce experience, Taobao and Tmall take over store operations and customer service. This allows those farmers and cooperatives to focus exclusively on fulfilling orders, thereby lowering the operational barriers for bringing agricultural products to market.

Supporting farmers with origin-based livestreaming: Taobao and Tmall regularly deploy top influencers and farmer-livestreamers to production regions, where they work to drive the sales of fresh foods. These on-site efforts are anchored by featured marketing campaigns such as Savoring the Source, complemented by dedicated sessions on the Taobao app. To ensure year-round continuity, we leverage our rural revitalization commissioner model to run rural empowerment livestreams timed to coincide with the harvest seasons of local produce.

Contract farming in Freshippo Villages

Since 2019, Freshippo has been building Freshippo Villages to explore contract farming, which helps forge robust partnerships with production regions to drive precise, standardized, and digitalized agricultural production. As partnerships mature, this initiative has concentrated its efforts on two broad categories: (1) products in need of stringent quality control at the source (e.g., chives, broccoli, and strawberries), requiring end-to-end oversight from cultivation to delivery; and (2) scarce, high-value goods (e.g., organic vegetables or fruits and slow-reared poultry), delivered via customized supply solutions. As of March 31, 2026, 115 Freshippo Villages had been established across 24 provincial-level regions in China.

Putting rural areas on the map

To enhance the cultural influence of rural areas, we harness the broad reach of our platforms to put amazing villages on the map. The Dream Village Program hosts large-scale folk festivals and cultural galas, leveraging digital media to maximize exposure, which, in turn, elevates local visibility and increases public engagement. The Discovering Beauty with Philanthropy Program, which dives deep into rural tourism, unveils regional cultures and curates boutique itineraries for short getaways, empowering villages to build differentiated competitive advantages in cultural tourism.

Talent support

True empowerment is like teaching someone how to fish, rather than simply giving them a fish. We drive rural development by bringing in outside expertise and nurturing local talent.

The Alibaba Foundation was featured in the

2025 Collection of Innovative Cases

for Rural Revitalization: Digital Villages



Individual honors of rur al revitalization commissioners

Lin Donghong honored as

National March 8th Red-Banner Holder

Song Jiao selected as

Torchbearer for the Milano Cortina Winter Olympics

Introducing talent to the countryside

As of March 31, 2026, we had deployed a cumulative total of 35 rural revitalization commissioners to 30 county-level regions in China.



Driving sustainable gr owth for the chestnut industr y in Qinglong

The chestnut industry in Qinglong County, Hebei Province, used to be bottlenecked by a lack of standardization and brand equity. Two rural revitalization commissioners, who worked in relay over a period of more than four years, helped local agro-firms plug deeply into the networks of Freshippo and Tmall Supermarket, propelling a transition from "direct-source suppliers" to "high-value-added brands." By leveraging data-driven consumer insights, they guided companies in upgrading products and tightening quality control. Furthermore, they drove the development of deep-processed products, such as organic chestnuts, and launched co-branding campaigns to boost the market premium of Qinglong chestnuts.

In December 2025, this initiative was recognized as one of the best cases in the 6th Global Solicitation on Best Poverty Reduction Practices, jointly launched by seven institutions, including the International Poverty Reduction Center in China, the China Internet Information Center, and the World Bank.

Stimulating local employment

We stimulate local employment by creating jobs and nurturing skills.

The Customer Service County Program provides a steady stream of career opportunities for returning workers. As of March 31, 2026, the program had expanded to a cumulative total of 33 county-level regions, helping over 28,000 young people in small towns find jobs close to home.

To nurture skills for rural areas, we provide training focused on e-commerce operations, livestreaming sales, and rural tourism. As of March 31, 2026, the Pacer Plan had been implemented across a cumulative total of 18 county-level regions, while outsourced livestreaming bases for brands had been built and put into operation in a cumulative total of 8 counties. In FY2026, the training initiative for rural tourism under the Discovering Beauty with Philanthropy Program recorded an attendance of over 43,000.

Technological support

Technological innovation is the primary engine for high-quality rural development. We are committed to bringing AI to farmlands and rural classrooms.

AI-driven smart breeding

In FY2026, Alibaba Cloud partnered with the Institute of Genetics and Developmental Biology at the Chinese Academy of Sciences to launch a smart breeding project, which runs on a research platform that integrates hardware-based data acquisition, cloud computing, and an intelligent decision-making engine. In a co-developed virtual simulation environment, researchers can simulate and tweak breeding plans in the cloud before field validation, thereby shortening R&D cycles. The intelligent decision-making engine, powered by Qwen large models, transforms massive amounts of biological data into quantifiable breeding insights that help make more accurate decisions on seed selection.



Cloud for Youth: bringing AI to rural classrooms and advancing inclusive digital education

We have been running the Cloud for Youth Program. As of March 31, 2026, it had built and donated a cumulative total of 403 cloud computer classrooms, equipping teachers and students with over 380,000 personal cloud computer accounts. Three schools participating in the program were included by China's Ministry of Education in its second cohort of AI education bases for primary and secondary schools.

In FY2026, the Cloud for Youth Program fully embedded inclusive AI education into capability development pathways. From discovering and understanding AI to solving problems with AI, the program helps students make the leap from users to creators, comprehensively elevating their AI literacy. Furthermore, the program engages teachers in developing AI courses that incorporate ethical and safety requirements. This helps students recognize the capability boundaries and biases of AI, deepening the understanding of AI ethics among both teachers and students.

In FY2026, the program received the Global Smart Education Innovation Prize in the Practice Innovation category from UNESCO.



Support for basic livelihoods

Consolidating poverty alleviation achievements requires a commitment to the basic needs of vulnerable groups. To this end, we consistently channel resources and efforts into supporting senior citizens, women, and children.

We have launched the Parents' Cafeteria Initiative in collaboration with the Amity Foundation to establish community kitchens in underdeveloped regions. The initiative provides meal allowances for left-behind senior citizens and, where resources permit, home delivery services for those with limited mobility. In FY2026, it established 91 cafeterias, serving over 600,000 nutritious meals to more than 3,500 beneficiaries.

To support women and children, we operate the Xiao Lu Mama Project for maternal health and the Xiao Lu Lantern Project for children with critical illnesses. As of March 31, 2026, the Xiao Lu Mama Project had secured insurance coverage for a cumulative total of around 126,000 women of childbearing age and organized over 500 in-person health literacy sessions across 149 villages. By this date, the Xiao Lu Lantern Project had allocated a cumulative total of over RMB54 million to provide medical assistance for 2,662 eligible pediatric patients.

In FY2026, the Xiao Lu Mama Project was featured in Xinhuanet's 2025 Stories of People's Well-being, while the Xiao Lu Lantern Project was honored with the 8th Zhejiang Charity Award and recognized as a Category I Funded Project at the 2025 China Charity Project Competition.

Giving Back to Society and Communities ● Emergency relief

Emergency relief

We draw on expertise and resources across our businesses to translate technologies and service capabilities into rapid response actions that safeguard public safety and ensure broad-based relief in the event of emergencies.

Disaster relief in Hong Kong

Following the November 2025 fire in Tai Po, Hong Kong, we swiftly activated our emergency response mechanism, donating special funds immediately. The first tranche of our donation was used for emergency relocation, essential daily supplies, and psychological counseling. Our businesses also stepped in to offer relief. Cainiao leveraged its logistics infrastructure to fast-track the delivery of food and protective gear to the frontlines, while Amap provided over 100 real-time updates on traffic restrictions and alternative routes, ensuring unobstructed access for rescue teams and safe transit for local residents.



Response to floods and droughts

In May 2025, several regions, including Shaanxi and Henan, were hit by droughts. In July that year, Beijing, Hebei, and other places suffered floods. Amid these disasters, we swiftly deployed emergency relief resources to support the evacuation and relocation of affected populations.



Emergency rescue in uninhabited areas

Search and rescue operations in uninhabited areas are extremely difficult because of limited cellular coverage. To address this challenge, Amap has launched the Satellite-based Offline Navigation and Satellite SOS features, allowing users to navigate and send SOS signals without mobile connectivity. Building on these features, Amap has established a comprehensive mechanism encompassing risk alerts, emergency response, and rescue resource coordination.



In FY2026, these features were upgraded to support more mobile devices and benefit a broader range of users. Notably, the Satellite SOS feature facilitated multiple rescue missions in the fiscal year, aiding 79 individuals in distress.


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Leveraging technologies to tackle social challenges

We rely on technologies as our primary engine for business growth, with a commitment to integrating technological innovation and social responsibility.

AI-assisted early screening for diseases

The pancreatic cancer screening model launched by DAMO Academy in 2023 has been deployed at multiple medical institutions, validating the clinical feasibility of AI-assisted disease screening. In FY2026, a software application developed based on this model was granted formal entry into the Special Review Procedure for Innovative Medical Devices by the Center for Medical Device Evaluation at the National Medical Products Administration and received the Breakthrough Device Designation from the United States Food and Drug Administration (FDA).

Building on this foundation, we have expanded our "non-contrast CT + AI" approach to create a "single-scan, multi-disease" system, which integrates multiple indicators into one CT scan to conduct risk assessments for different conditions, thereby equipping doctors with stronger capabilities of making clinical judgments. As of March 31, 2026, we had launched AI models for multiple diseases, such as pancreatic cancer, gastric cancer, colon cancer, esophageal cancer, liver cancer, and acute aortic syndrome. In FY2026, the prestigious medical journal Nature Medicine published two papers on our AI models for disease detection via non-contrast CT, one targeting early-stage gastric cancer and the other addressing acute aortic syndrome.

In July 2025, our "non-contrast CT + AI" solution for multi-cancer early screening was featured as an Innovate for Impact Use Case and received an award at the United Nations AI for Good Summit.



Amap safeguards mobility

Amap consistently leverages technologies to enhance road safety. In collaboration with the China Academy of Safety Science and Technology at China's Ministry of Emergency Management, it has launched the Eagle Eye Guardian System, which issues alerts to warn drivers about potential hazards like major traffic accidents, abrupt deceleration by vehicles ahead on freeways, nighttime truck encounters, and overtaking in the oncoming lane. In FY2026, the system issued over 23 billion alerts.

To mitigate travel risks posed by road waterlogging during extreme weather, Amap has launched the Live Waterlogging Map, a feature that monitors flooded areas minute by minute and displays real-world imagery for navigation in the driving, cycling, and walking modes. This allows users to adjust their routes in real time. In FY2026, the feature was available for about 850,000 flood-prone locations.



Amap facilitates mobility for the visually impaired

Despite a vast visually impaired population in China, the availability of guide dogs remains critically low, with a coverage rate of less than 0.03%. To address this gap, Amap has developed Tutu, an autonomous sensing and navigation robot that assists the visually impaired in their daily mobility. In 2026, Tutu debuted at the Beijing Yizhuang Humanoid Robot Half Marathon, helping visually impaired athletes tackle challenges in complex scenarios, such as avoiding obstacles and navigating through crowds.

"Small Yet Mighty" AI Open-source Innovation Challenge for Social Good

In FY2026, we hosted the inaugural "Small Yet Mighty" AI Open-source Innovation Challenge for Social Good via the ModelScope community. By providing developers with open-source models, computing resources, and tools, we empowered them to build applications driving tangible social impact in the fields of rural education, senior care, autism support, and accessible living. This initiative aimed to foster a vibrant innovation ecosystem and expand the practical boundaries of AI for good.

Advancing entrepreneurship and employment

Synergistic development with our ecosystem partners not only enables us to achieve steady business expansion but also drives inclusive, high-quality entrepreneurship and employment.

- **Inclusive entrepreneurship and employment**
- **High-quality entrepreneurship and employment**
- **Safety and security for gig workers**

Inclusive entrepreneurship and employment

By harnessing the democratizing potential of digital technologies, we seek to enhance inclusion in entrepreneurship and employment across genders, educational backgrounds, and geographies, effectively lowering the entry threshold for women, individuals with disabilities, and people in underdeveloped regions.



AGI helps nurture digital talent

Alibaba Global Initiatives (AGI) consistently nurtures digital talent for developing countries. It integrates the AGI Learn online platform with customized curricula to train local public-sector professionals and entrepreneurs. In FY2026, AGI partnered with government agencies and institutions in Ethiopia to establish the first Global Digital Talent Academy in Africa. The academy, located in the country's capital, designs industry-specific courses and delivers tailored training to empower local youth and female entrepreneurs. As of March 31, 2026, AGI had trained a cumulative total of 204 public-sector professionals and 4,672 entrepreneurs from Asia, Africa, and beyond. In December 2025, it was named a 2025 Exemplary Project of Asian Philanthropy at the Asia Philanthropy Forum.



Taobao Instant Commerce supports delivery riders with disabilities

Taobao Instant Commerce consistently upgrades its Silent Rider Care Program, which evolved from tool-centric assistance to institutional support in FY2026. Its toolset now supports one-click barrier-free communication, dedicated customer service, and extended online chat windows to alleviate time pressure for hearing- or speech-impaired delivery riders. To foster a more inclusive working environment, the program has introduced liability exemptions for complaints, negative reviews, and minor delivery delays caused by communication barriers for delivery riders with disabilities. In FY2026, over 8,200 hearing- or speech-impaired delivery riders were active on the platform.

Taobao Instant Commerce is equally committed to merchant-side inclusion. To address the challenges faced by hearing-impaired staff in noticing delivery orders and dine-in service calls, we have developed Shanjiebao, a smart hardware device that provides real-time alerts via flashing lights or vibrations to ensure that they can respond promptly.

Barrier-free Entrepreneurship and Employment Assistance Plan for 10,000 Merchants

The Barrier-free Entrepreneurship and Employment Assistance Plan for 10,000 Merchants consistently supports merchants with disabilities on Taobao and Tmall, fostering digital entrepreneurship and stable employment. In FY2026, the platforms provided exclusive traffic support, directing user searches for the keyphrase "entrepreneurship by people with disabilities" in the Taobao app to a specialized Disability Assistance section and a list of stores operated by merchants with disabilities. As of March 31, 2026, the plan had served a cumulative total of over 5,000 beneficiaries.

High-quality entrepreneurship and employment

Digitalization and AI are profoundly reshaping career opportunities across all sectors.

Taobao Learning Center

In FY2026, the Taobao Learning Center developed and launched hands-on AI courses to help entrepreneurs accelerate AI adoption in e-commerce scenarios. It logged 17.59 million learning sessions in the fiscal year.

Orange Class

In FY2026, the Orange Class newly developed and released a series of courses on AI knowledge and skills, complemented by an AI-driven interview simulator, to equip learners with cutting-edge capabilities and boost their employability. As of March 31, 2026, the program had engaged a cumulative total of over 480,000 learners. It was recognized with the Gold Award at the 2025 Hangzhou Youth Volunteer Service Project Competition.

AI Application Engineer

DingTalk has launched the AI Application Engineer Certification Program, which offers the general public systematic skill training and certification aimed at nurturing AI-ready digital talent. As of March 31, 2026, a cumulative total of over 40,000 individuals had obtained the AI Application Engineer Certificate via this program.

Y/OUR SPACE Community

In FY2026, we launched the Y/OUR SPACE Community to support new-type startup teams, such as one-person companies, by providing early-stage enterprise services and resources like financial matchmaking and technical service stations. As of March 31, 2026, around 2,000 entrepreneurs had joined the community.

Safety and security for gig workers

On-demand delivery provides numerous job opportunities for gig workers. In FY2026, the number of annual active delivery riders on Taobao Instant Commerce exceeded 11 million. To further enhance our delivery rider support system, we focus on three areas: (1) occupational rights; (2) occupational safety; and (3) career care and development.

Occupational rights

In FY2026, Taobao Instant Commerce consistently enforced the Policy on the Protection of Delivery Rider Rights and Interests. The Delivery Service Specifications for Logistics Partners was revised to tighten supervision over logistics service providers, thereby safeguarding the occupational rights of delivery riders.

Taobao Instant Commerce has achieved full coverage of commercial insurance for delivery riders in China's provincial-level regions where it operates. We have paired this with occupational injury insurance in 17 of these regions to create a dual-insurance model, covering over eight million delivery riders. Meanwhile, we have further implemented social security allowances across 76 cities in 28 provincial-level regions for eligible riders with a stable service history on the platform. To further strengthen the safety net, we have introduced insurance against extreme heat and cold.

Occupational safety

In FY2026, Taobao Instant Commerce improved occupational safety for delivery riders across three dimensions: management, equipment, and training.

Enhancing safety management

Taobao Instant Commerce consistently reinforces institutional frameworks and optimizes safety control protocols. We mandate that logistics service providers sign safety management agreements and that delivery riders sign safety notices. As of March 31, 2026, the safety teams of our logistics service providers had expanded to have 2,358 full-time and part-time members, up 181% from a year earlier. This laid a solid organizational foundation for the occupational safety of delivery riders. In FY2026, Taobao Instant Commerce launched a detection and intervention mechanism targeting risky behaviors among delivery riders, such as speeding, wrong-way riding, and distracted riding, to improve road safety management.

Upgrading safety equipment

In FY2026, Taobao Instant Commerce implemented a series of upgrades for both personal gear and delivery station facilities. For personal gear, we introduced new uniforms featuring a dedicated compartment for emergency information cards and essential medical supplies. We also launched purpose-built smart earbuds for on-demand delivery, using voice navigation to minimize the need for delivery riders to check their phone screens on the road. Together with Amap, we upgraded smart helmets with enhanced features for accident detection and positioning to expedite rescue efforts for delivery riders in distress. For delivery station facilities, we established an intelligent cloud control system for fire safety, installing smart devices that support thermal imaging, smoke sensing, charging violation monitoring, and networked alarming. This system, which enables real-time hazard detection and early warning, had been deployed at 1,954 delivery stations as of March 31, 2026.

Strengthening safety training

Taobao Instant Commerce has established a safety training system covering fire safety, traffic rules, and public security regulations. This system provides training for both delivery riders and logistics service providers. In FY2026, our safety training sessions for delivery riders recorded a total attendance of over 20.29 million.

Career care and development

Taobao Instant Commerce prioritizes the practical needs of delivery riders in both work and life, bolstering their overall well-being and development across three dimensions: communication, livelihood support, and professional recognition.





Smooth communication

Taobao Instant Commerce has established a multi-tier communication and feedback mechanism for delivery riders. To provide daily support for them, we operate a 24/7 online service hotline. For in-depth engagement, we have hosted 49 roundtables for delivery riders in 33 cities to capture frontline feedback, focusing on topics such as performance assessment and career development. Our regular forums on delivery rider rights facilitate dialogue with merchants, consumers, and external experts. These events have led to increased transparency in delivery routing and timing algorithms as well as improved pricing for complex tasks such as oversized, overweight, or high-rise deliveries. Furthermore, Taobao Instant Commerce has launched the 17 City Knight Day, for which 533 offline events were held across China in FY2026 to provide direct care and expand channels for face-to-face communication with delivery riders.

Comprehensive livelihood support

In FY2026, Taobao Instant Commerce rebranded the Blue Knight Fund as the Orange Fund, maintaining its commitment to assisting delivery rider families weighed down by critical illnesses or prohibitive educational costs. As of March 31, 2026, the foundation had helped a cumulative total of 2,021 delivery rider families get through critical illnesses and supported a cumulative total of 590 delivery riders or their family members in completing their studies. Beyond financial aid, we seek to optimize the working conditions of delivery riders, focusing on matters such as rest arrangements, dining options, access to residential complexes, and e-bike battery swapping. One example is Taobao Instant Commerce's Caring Meals Initiative, which leverages a collaborative model involving the government, the platform, and merchants to provide delivery riders with nutritious meals that are subsidized or discounted.

Strong professional recognition

Taobao Instant Commerce consistently refines its honor badge system. Through special awards and incentive bonuses, we foster a stronger sense of professional belonging among delivery riders. During the 2026 May Day commendations, 3 delivery riders were honored as National Model Workers, 12 received National May 1 Labor Medals, and 6 received Provincial or Municipal May 1 Labor Medals.



Participatory philanthropy





We embrace the philosophy of participatory philanthropy. By lowering the entry barriers, we mobilize both our employees and the broader public to drive social impact together.

Since we launched the Three Hours for a Better World Initiative in 2015, we have consistently encouraged employees to serve as volunteers. In FY2026, our full-time employees clocked 253,584 hours of volunteer service, and 111 active Hugs and Help Groups established by employees held 2,216 philanthropic events, which drew a total attendance of 184,995. We started our fifth Philanthropy Committee election in July 2025. The committee's members serve as employee representatives in philanthropic decision-making and can leverage the committee's funds to translate charitable ideas into concrete actions. Furthermore, we recognize employees and teams dedicated to philanthropy via an annual Alibaba Philanthropy List.

By inspiring society-wide participation in charitable causes, we contribute to the development of an extensive network for social good. In FY2026, the Goods for Good Program expanded to the Xianyu platform, enabling both sale proceeds donations and direct in-kind contributions. Throughout the fiscal year, it engaged over 1.56 million merchants and more than 430 million users. We have extended the Three Hours for a Better World philosophy to the broader public by launching Three Hours for a Better World platforms in various apps, including Taobao. This initiative enables convenient access to philanthropy, lowering the threshold for participation. In FY2026, it engaged over 5.39 million users and recorded more than 180 million acts of kindness. Furthermore, the XIN 100 Program collaborates with partners to advocate innovative models for charity. In the fiscal year, it supported 56 benchmark projects from 34 philanthropic organizations.

In FY2026, Alibaba Group donated about RMB280 million to Alibaba-initiated charitable foundations.

National Advanced Social Organization

In December 2025, the Alibaba Foundation was honored as a National Advanced Social Organization

Social

Maintaining Business Integrity

We always view integrity and compliance as the cornerstones of our business. Therefore, we are committed to building a reliable governance framework that wins trust from customers and the broader public.



Maintaining Business Integrity



Observing business ethics

100 %

100% of Board members received integrity training.

100 %

Our employees achieved a 100% pass rate for the Alibaba Group Code of Business Conduct examination.

4.65

The employee rating of our workplace integrity improved to 4.65 on a 5-point scale.





Strengthening supplier management

Around 43,000

Around 43,000 suppliers have signed the Honesty and Integrity Agreement.





Safeguarding cybersecurity

Highest scores

Alibaba Cloud achieved the highest scores across all seven dimensions in IDC's security capability assessment for China's public cloud service providers.





Enhancing technology ethics

First to achieve compliance certification under national standard

Qwen large models were among the first to achieve enhanced-level compliance certification under China's national standard for generative AI safety.

Grade-A certificates

Alibaba was awarded Grade-A certificates in areas related to AI-generated content (AIGC): AIGC audio detection, AIGC video detection, and AIGC identifier extraction and traceability cases.





Strategies and approaches



Our business ecosystem is fundamentally built upon user trust.

Guided by Alibaba's mission, vision, and values, we have formulated the Alibaba Group Code of Business Conduct to set the standard for how employees interact with colleagues, customers, suppliers, and other stakeholders. The code covers core ESG issues such as business ethics, data security, privacy protection, and cybersecurity. Each year, all employees are required to receive training on it and pass an examination.

We prioritize business integrity and operationalize it through a governance framework. At the Board level, the Compliance and Risk Committee and the Sustainability Committee have oversight and decision-making authority over the issues covered by this chapter. Matters about anti-corruption, data security, privacy protection, and cybersecurity are directly reported to the Board's Compliance and Risk Committee, while those about supply chain ESG and technology ethics are reported to the Sustainability Steering Committee under the Board's Sustainability Committee.

Maintaining Business Integrity ● Observing business ethics

Observing business ethics

We always regard business ethics as the foundation of our long-term growth and have zero tolerance for corruption. As we continuously refine our anti-corruption compliance management system and strengthen our integrity culture, we work with employees and partners to maintain a fair and transparent business landscape.

We comply with applicable laws and regulations of our operating jurisdictions, such as the Criminal Law of the People's Republic of China, the Anti-unfair Competition Law of the People's Republic of China, the EU Whistleblower Protection Directive, the US Foreign Corrupt Practices Act, and Singapore's Prevention of Corruption Act. Clear ethical boundaries have been defined for all employees and partners primarily based on the Alibaba Group Code of Business Conduct, complemented by policies such as the Alibaba Group Anti-bribery and Anti-corruption Policy and the Alibaba Group Gift Handling Rules.

- Reporting and investigation
- Risk management f or business ethics
- Oversight and audit
- Building an integrity cul ture

Reporting and investigation

We have established an integrity reporting system that operates independently and provides various reporting channels, such as the official websites of Alibaba Group and our businesses, dedicated email addresses, hotlines, merchant onboarding platforms, procurement platforms, and internal online communities. As of March 31, 2026, we had over 150 online and offline reporting touchpoints. They support multiple languages, such as Chinese, English, Spanish, Thai, Malay, and French, to accommodate stakeholders in various countries and regions where we operate. Our "human + AI assistant" model ensures 24/7 responsiveness, and we pledge to provide feedback on whether an investigation will be initiated within seven working days of receiving a lead. In FY2026, reported issues concerned conflicts of interest, falsification, and breaches of confidentiality, among others.

To help employees, merchants, suppliers, and partners learn about and use these reporting channels, we run an ongoing awareness campaign that leverages regular announcements and AI assistants. At key junctures, we issue special reminders.



Alibaba's integrity reporting email: lianzheng@alibaba-inc.com

Alibaba's integrity reporting website: https://jubao.alibaba.com



Reports of misconduct are handled by designated staff, and the process is subject to dedicated monitoring. Each corruption-related lead is investigated by the Integrity and Compliance Department together with the management of the respondent's business department. Once a violation is confirmed, the business department and the Human Resources Department will, within five working days, make a disciplinary decision, which may be a reprimand, a warning, a demerit, termination, or referral to judicial authorities. Except for minor violations that only result in reprimands, all violations impact compensation, incentives, and promotions.

We prioritize the protection of whistleblowers by maintaining strict confidentiality for their identities and the information that they provide. Anonymous reporting is also supported. Investigators are required to implement reasonable measures to protect the legitimate rights of whistleblowers and witnesses. Any form of retaliation against them is explicitly forbidden.

In FY2026, 37 corruption incidents implicating our employees were referred to the judicial system, where two lawsuits were initiated and concluded.

Risk management for business ethics

Each year, the Integrity and Compliance Department proactively identifies major risks across the Group based on business dynamics and past corruption incidents. In FY2026, we identified 488 potential risk points. Of these, 446 have been addressed through management enhancements, while remediation is underway for the rest. Furthermore, we conduct targeted assessments for key business areas and high-risk roles, analyzing risk exposure across multiple dimensions, such as operational characteristics and job responsibilities, to devise prevention and control plans for identified risks. These plans involve, among other things, optimizing processes, improving products, and running integrity awareness initiatives as well as formulating and updating policies.

The Alibaba Group Code of Business Conduct explicitly stipulates that managers are directly responsible for controlling risks and building an integrity culture on their teams. The results of a team's efforts to manage integrity risks are fed into the performance assessments of its managers and linked to their appointments, promotions, and incentives.

Stringent compliance requirements for procurement



In FY2026, we prioritized risk management in high-risk areas and enforced stringent compliance requirements for procurement. Building upon existing policies, we introduced the Alibaba Group Procurement Compliance Management Policy to define a three-tier accountability framework: execution by procurement entities, supervision by business-level Internal Control, and oversight by Group-level Internal Control. We require all procurement-related personnel to sign the Alibaba Group Letter of Commitment to Business Conduct for Procurement-related Personnel, receive thematic training on compliance, and disclose any conflicts of interest to Alibaba in a timely and accurate manner.

Oversight and audit

We have established internal and external audit mechanisms to assess the effectiveness of our internal control in preventing corruption. The Integrity and Compliance Department collaborates with departments such as Audit and Internal Control to conduct annual integrity audits for high-risk business areas. Each quarter, this department discloses corruption incidents to an external auditing firm and responds to its inquiries about risk control. We have established a continuous tracking mechanism for issues identified in audits to ensure that related departments implement remediation. As of March 31, 2026, remediation for material risks discovered during audits had been implemented.

In FY2026, we consolidated the characteristics of risks discovered in our targeted anti-bribery audit under the Foreign Corrupt Practices Act (FCPA) into a keyword database, which was then embedded within our digitalized financial audits to evolve anti-bribery compliance from targeted audits to regular monitoring.

Building an integrity culture

We integrate integrity compliance into daily operations through tiered training, compliance consultancy, and deterrent education.

100 %

In FY2026, our employees achieved a 100% pass rate in the training and examination program for the Alibaba Group Code of Business Conduct, a program that includes an integrity module.

Integrity training

Board of Directors

100% of Board members receive integrity training.

Employees

We provide customized anti-corruption training for new employees as well as employees in high-risk business areas and roles. All new employees must complete this training during the onboarding phase. Each year, all employees must sign a commitment to observing the Alibaba Group Code of Business Conduct. In FY2026, we hosted over 800 training sessions in this field.

Management

We develop anti-corruption courses for senior, junior, and newly promoted managers, featuring real-world case studies and lessons learned from management lapses.

Partners

We extend our high standards of business conduct to third-party partners, such as suppliers and merchants on our e-commerce platforms. To this end, we organize online and offline training from time to time. In FY2026, we provided over 49,000 hours of integrity training for outsourced workers, suppliers, and other partners.


资金操作务必谨慎




终止
交易
廉正风云
第5集 小剧场


FY26清风巡航-廉正合规全国巡回专项

Compliance consultancy

We provide compliance consultancy channels for both internal and external stakeholders. Employees can obtain compliance guidance via AI assistants, phone calls, emails, and websites. In FY2026, we responded to over 46,000 internal inquiries, primarily concerning conflict-of-interest scenarios such as investment pre-clearance and gift disposition. Our partners have access to compliance consultancy via public email addresses, phone calls, and websites.

Deterrent education

The integrity section of our internal online community translates compliance policies into business-scenario-specific reminders. Each quarter, we publish a collection of case studies from within Alibaba and across the industry. For potential risks identified from these case studies, we issue prompt alerts. Each year, we produce dramatized short videos based on typical integrity violations to highlight the consequences of misconduct and guide employees in recognizing professional boundaries. An internal survey showed that, in FY2026, employees rated our workplace integrity at 4.65 on a 5-point scale, up from 4.54 in the previous fiscal year.



Strengthening supplier management

- Supplier management system
- ESG integration into the supplier management system

Supplier management system

Building a clean, honest, and sustainable supply chain ecosystem is at the heart of supplier management and highly consistent with our ESG principles.

In FY2026, we updated the Alibaba Group Holding Limited Supplier Compliance Management Specifications to introduce requirements better aligned with business realities in areas such as supplier performance assessment and partnership risk management. To ensure the effective enforcement of these baseline requirements, our businesses have formulated specific compliance policies tailored to their own characteristics.

Supplier management process

We have digitalized our supplier management system, covering various stages, such as onboarding, selection, assessment, and consequence management.

Onboarding



We have established a rigorous supplier onboarding mechanism where suppliers must submit their credentials and certification documents for vetting. This vetting process covers 100% of our suppliers. In the onboarding phase, we also strengthen supply chain integrity by urging suppliers to sign an Honesty and Integrity Agreement. As of March 31, 2026, around 43,000 suppliers had signed it, with a 100% signing rate among the Chinese mainland suppliers using standard contracts. Supply chain integrity does not stop at corporate-level contracts; it must be upheld by those working at the operational level. To this end, we require the employees of suppliers to sign the Honesty and Integrity Agreement as well so that they are aware of and comply with our baseline requirements for integrity. To drive transparent procurement, we are piloting an open sourcing initiative for applicable categories. This involves publishing tenders via multiple channels such as our supplier portal to create a fair and open process that helps expand our pool of high-quality suppliers.

Selection



Given the diverse and dynamic nature of our businesses, we allow each of them to develop supplier selection criteria tailored to its specific needs, evaluating suppliers across multiple core dimensions, such as product quality, service capabilities, technical expertise, and cost benefits. During the selection process, we adhere to the principles of fairness and impartiality, with a performance-oriented incentive mechanism to prioritize partners with an excellent track record.

Assessment



We have established a mechanism for dynamic or periodic assessment to gauge supplier performance across key metrics, such as quality, service, technical expertise, and delivery efficiency.

Consequence management



Each business has established a consequence management mechanism for suppliers. Depending on the severity of violations, consequences range from fines to the suspension or termination of cooperation. At the Group level, we have built an information sharing system to prevent non-compliant suppliers from switching between businesses. In FY2026, we blocklisted 48 suppliers and terminated cooperation with them as per our rules.[1]

Supplier risk management

We have embedded digital risk control modules into the supplier management lifecycle, enabling intelligent risk identification and real-time monitoring from onboarding review all the way to ongoing collaboration. This covers key dimensions such as regulatory compliance, litigation, and security.

For high-risk categories, we supplement digital risk control modules with offline verifications, such as on-site inspections, phone interviews, and targeted reviews, engaging third-party agencies for independent assessments when necessary. For issues identified, we ensure closed-loop remediation to continuously optimize our supply chain operations.



1. This figure is the number of suppliers permanently blocklisted for bribing Alibaba's employees.

ESG integration into the supplier management system

We champion ESG principles and translate them into practice together with our suppliers. To strengthen sustainable supply chain governance, we have established a Supply Chain Management Working Group, which reports directly to the Sustainability Steering Committee. This working group sets and refines standards and compliance baselines for supplier ESG, ensuring that best practices in this area are implemented across our businesses. To align with industry benchmarks, we joined the China Green Supply Chain Alliance in FY2026.



ESG integration into supplier management processes



Onboarding

We have formulated and released the Alibaba Supplier ESG Code of Conduct. The code defines our ESG standards across key areas, including labor rights (for instance, in the case of child or forced labor), occupational health and safety, environmental protection, data security, privacy protection, and business ethics. We require suppliers to sign a commitment to the code during the onboarding phase. As of March 31, 2026, 34,926 suppliers had endorsed it.



Assessment

The integration of ESG standards into supplier assessments must be rooted in actual business operations. This is an approach that we are rolling out across various procurement categories. At the Group level, we conduct surveys to map out the current status of ESG management among suppliers. In FY2026, we launched an ESG research project to assess core issues such as labor rights, occupational health and safety, environmental protection, data security, privacy protection, and business ethics. For certain categories, we also conducted on-site inspections. With insights thus gained, we have established Group-wide ESG requirements for general procurement categories, such as electronics recycling and outsourced worker arrangements. These requirements are being gradually embedded into our supplier management processes. At the business level, each business drives green procurement with specific measures tailored to its own operational contexts. Alibaba Cloud has integrated Scope 3 emissions reduction into the performance assessments of leased data center suppliers, and Freshippo prioritizes credentials such as the Marine Stewardship Council certification for seafood to ensure responsible raw material sourcing.



ESG compliance training for suppliers

In FY2026, we launched an ESG capacity building initiative for suppliers, providing multi-dimensional compliance training on core issues. Our training offers a deep dive into ESG concepts and our compliance standards for supply chain ESG, complemented by best practices from across the industry. This helps suppliers improve their capabilities of ESG compliance and sustainable development.

ESG integration into supplier risk management

In FY2026, we integrated ESG risk identification into the supplier risk monitoring systems of our businesses, covering business ethics, intellectual property protection, penalties regarding labor rights violations in the case of child labor or wage arrears, and severe safety or environmental incidents. This initiative strengthens our capabilities to identify ESG risks among suppliers and issue early warnings, thereby driving the stable operation of the supply chain.

Data security and privacy protection

Data security and privacy protection are the lifeblood of our business. To navigate the complex landscape of compliance worldwide, we have established a comprehensive security management system and embedded security awareness into our corporate culture.

We comply with the laws and regulations of our operating jurisdictions, including the Law of the People's Republic of China on Personal Information Protection and the EU General Data Protection Regulation. With the Data Security Guidelines of Alibaba Group (General Guideline) as the core framework, we have published privacy policies across our apps to ensure the enforcement of our security management requirements.

- **Data security management**
- **Data risk management**
- **Oversight and audit**
- **Privacy protection**

Data security management

We enforce security control throughout the entire data lifecycle.



Collection, classification, and tiering

We strictly limit the scope and frequency of data collection. To prioritize the protection of personal information and other sensitive data, we have established a system for classifying and tiering data assets. In FY2026, we introduced large models to enhance the accuracy of sensitive data identification and broaden its coverage.



Storage and usage

We leverage encrypted storage, access control, and security monitoring to prevent unauthorized access, tampering, or damage, thereby ensuring the confidentiality, availability, and integrity of data. In FY2026, we upgraded our access control policy to standardize lifecycle management for data access and reinforce account credential management.



Transfers and cross-border management

During data transfers, we leverage secure protocols and transmission channels as well as technologies such as de-identification and encryption to safeguard personal information. For cross-border data transfers, we conduct compliance assessments and implement security measures such as masking and encryption. In these scenarios, we use mechanisms like standard contracts to ensure compliance and strictly adhere to the requirement for the local storage of personal information in accordance with the laws and regulations of our operating jurisdictions.



Disclosure and external provision

The Detailed Rules of Alibaba Group for External Data Disclosure, together with its supporting systems, standardizes the process for disclosing internal data to external stakeholders. For data requests from regulators or law enforcement authorities, our businesses provide lawful and compliant responses after conducting legal assessments. For specific scenarios requiring heightened protection, we establish customized approval workflows and risk alert mechanisms.



Partner data management

We have formulated the Security Specifications for Sharing the Data Ecosystem to implement security management for data partners. Prior to cooperation, we vet their security credentials as well as their management capabilities and sign agreements that include security and audit requirements. For important partners, we conduct due diligence. Throughout the course of collaboration, we perform dynamic monitoring, periodic audits, and capability evaluations. If a partner commits a violation, we take a disciplinary action, such as suspending authorization, restricting access, or terminating cooperation.



Destruction

We have established an approval process for data destruction, utilize secure destruction technologies, and maintain operation logs.

Data risk management

We have formulated the Alibaba Group Specifications for Data Security Assessments and Audits, mandating routine risk assessments for business scenarios related to data security and privacy protection. Incidents and risks concerning data security are continuously monitored. This enables real-time alerts for anomalous operations and achieves proactive defense.

Data backup and disaster recovery

In accordance with the Alibaba Group Security Specifications for Data Storage, we have established mechanisms for data backup, disaster recovery, and drills. Business data is backed up at least every seven days. Full backups are retained online and monitored. For data in critical systems, we implement a real-time cross-regional backup mechanism. Furthermore, we are gradually replacing single-data-center storage with multi-data-center storage to build intra-city and cross-regional capabilities for disaster recovery. Each year, we conduct at least one data recovery drill and maintain logs to verify the availability of backups.

Incident response and post-mortem analyses

We have formulated the Alibaba Group Specifications for Handling ESU Incidents to establish risk classification and tiering standards as well as protocols for pre-incident monitoring, early warning, incident response, post-mortem analyses, and accountability assignment. Each business has developed contingency plans tailored to its data security scenarios. These contingency plans, updated on an as-needed basis, define departmental responsibilities, individual duties, handling workflows, response strategies, escalation mechanisms, and decision-making procedures. Our businesses regularly perform emergency drills to sharpen individual capabilities, improve handling workflows, and enhance decision-making procedures, thereby boosting the effectiveness of their contingency plans.

In response to public discourse or intelligence concerning data security and privacy protection, we conduct an analysis, make a judgement, and issue an alert. If the information in question is substantiated, we handle it as a risk incident as per our risk classification and tiering mechanism. A joint task force is then established, comprising staff from the data security, legal, and risk management functions at the Group and business levels. It executes response actions and assigns responsibilities according to our contingency plans. For a security incident involving personal information, we notify users via channels such as text messages, phone calls, push notifications, and announcements. Meanwhile, we report our response actions to regulatory authorities as required. Once the incident has been handled, we conduct a post-mortem analysis to understand the root cause and formulate remedies. When the implementation of these remedies has been validated, we close the case and take disciplinary actions against employees at fault. In FY2026, Alibaba Group recorded no major incidents of data leakage.

Data risk management platform

The Data Security Platform is one of our data risk management platforms. When a potential risk is identified automatically or manually, the platform generates a risk record. A dedicated operations team then reviews and verifies the record before assigning remediation tasks. The platform features intelligent tracking and validation mechanisms to ensure that each risk is effectively resolved. In FY2026, we established a role-based authorization system to enhance data access governance. The system translates routine access patterns into standardized role profiles, allowing employees to apply for roles aligned with their needs. This eliminates redundant applications and improves data access efficiency. We have also introduced an escalated approval workflow for sensitive data to mitigate risks of data leakage and unauthorized access at the source. As business dynamics and external environments evolve, the Data Security Platform continuously broadens the range of risks that it can detect. In FY2026, it integrated AI technologies to automatically identify anomalous behavior and generate remediation tickets, empowering security experts to configure rules and assess risks more efficiently.





Oversight and audit

Each year, we mandate and oversee at least one comprehensive audit on data security and privacy protection for each business, complemented by regular compliance audits on personal information protection. To address common problems, we conduct targeted audits, covering areas such as app privacy compliance, access control, cross-border data transfers, and data circulation. In FY2026, we performed 11 privacy compliance audits. All identified risks, managed and tracked via channels like the Data Security Platform and emails, were fully remediated.



Privacy protection

Following privacy-by-design principle, we have integrated privacy impact assessments (PIAs) throughout the entire product lifecycle and established a user rights assurance mechanism to systematically identify and manage risks.

PIA process

Apps in the Chinese mainland

R&D

We have integrated a privacy compliance scanning tool into the R&D platform to automatically identify compliance risks and trigger remediation workflows. This tool provides a compliance knowledge base and suggests fixes. During the testing phase, compliance and security checks are performed again to ensure all identified risks have been remediated.

Pre-launch

New products or features undergo compliance and security reviews. They can go live only if they pass these reviews.

Post-launch

We perform periodic security and compliance checks. For scenarios like data collection and cross-border data transfers, we have developed technical safeguards such as risk scanning and access control as well as the real-time monitoring and blocking of high-risk activities.

Apps outside the Chinese mainland

Before launching apps, we evaluate the necessity for their listings and conduct PIAs. Once live, they undergo periodic audits and routine inspections to ensure sustained compliance with the laws and regulations of our operating jurisdictions where they have been launched.

Protecting user rights

We respect and protect the basic rights of users over their personal information, adhering to the principle of minimal necessity.

Right to know

Our publicly disclosed privacy policies state which personal information is collected for what purposes and what rules we follow to process such information. When a user runs an app for the first time, a pop-up message presents these rules and asks for their consent. If third-party data processing exceeds the originally promised scope, the app notifies the user and asks for their consent again. To clearly display the rules for processing personal information, we have gradually incorporated a list of collected personal information, a list of shared personal information, and simplified privacy policies into our apps.

Right to manage

The privacy modules of our apps provide management functions for system permissions, authorizations, advertisements, and recommendations. They allow users to grant or withdraw consent at their discretion. In FY2026, more than 41 million users accessed the Taobao app's privacy module.

Right to delete and correct

We provide convenient processes for changing personal information and deleting accounts. Upon request, we assist users in accessing, copying, modifying, supplementing, or deleting their personal information.

Feedback channels

Users can submit feedback or file complaints via in-app customer service, the information leakage module of the Alibaba Security Center, and the Personal Information Protection Officers listed in the privacy policies of our apps.

Safeguarding cybersecurity

Cybersecurity is a cornerstone of our ability to provide customers with digital commerce services. We comply with applicable laws and regulations of our operating jurisdictions, including the Cybersecurity Law of the People's Republic of China and the Regulations on the Management of Security Vulnerabilities in Network Products. The Network Security Guidelines of Alibaba Group defines our management structure and responsibilities for cybersecurity as well as end-to-end risk management requirements. We constantly update its supporting policies. In FY2026, we introduced new management specifications for the security of applications and AI technologies.

- Cybersecurity management
- Cybersecurity risk management
- Security training
- Supervision and certification

Cybersecurity management

Cybersecurity is a fundamental safeguard for digital commerce services. We continuously refine our cybersecurity defense system for cloud platforms and business operations.

AI-empowered security operations

For cybersecurity management, we embed AI into various stages, such as risk identification, R&D security, and incident response. AI uncovers potential risks via vulnerability screenings and attack simulations. It also assists in risk triage, vulnerability remediation, and sensitive data identification. Furthermore, it performs standardized audits. These functions shorten the cycle for processing security tickets. By automating incident analysis and response, AI liberates security experts from routine tasks so that they can concentrate on critical decision-making.


Defense-in-depth
Endpoint security
Continuous monitoring
EDR
RESPONSE
Automated response
Automated detection
Data leakage prevention
Admission and access control
Gateway security
DDoS
Password
WAF
Trusted identity
request
response
Trusted invocation
Trusted management
Application and host security
<code/>
Read & Write
Trusted environment
Storage security
APIS
BIG DATA
Trusted storage
Cybersecurity for cloud platforms

Cybersecurity for cloud platforms

Alibaba Cloud builds secure, compliant cloud infrastructure. It embeds security capabilities into the development and operation of cloud products and AI applications to establish a solid security foundation for innovation-driven growth.

In FY2026, Alibaba Cloud achieved the

highest scores

across all seven dimensions IDC's security capability assessment for China's public cloud service providers.[2]

2. IDC, Technology Assessment: Security Capability of Chinese Public Cloud Service Providers, 2025

Full lifecycle management

Alibaba Cloud integrates security tools and control mechanisms across the entire product chain, ensuring that security does not rely on any single link.

R&D process of cloud products

- **Project initiation and design:** All projects undergo a mandatory security review, where experts perform threat modeling on the architectures for networking, applications, and tenant isolation. These experts identify potential risks and design safeguards, holding veto power over design proposals.
- **Coding：** Developers adhere to security rules, using standardized security toolkits and security inspection plugins.
- **Testing：** An in-house scanning tool integrated into the R&D process automatically identifies vulnerabilities and blocks exploits such as unauthorized access. Automated tests generated based on specifications ensure high-coverage testing for the APIs of core products.
- **Release and change：** Before a product or change goes live, a scan for the default configuration and sensitive information ensures adherence to baseline requirements, such as least privilege and a minimum attack surface, thereby securing passwords and access keys.

After the launch of cloud products

- An intrusion detection and response mechanism tracks behavioral anomalies and traffic patterns to swiftly identify and resolve potential risks. Continuous monitoring for external threat intelligence proactively uncovers new risks, which are then assessed for system impact and addressed via rapid remediation.
- We have established a routine adversarial exercise mechanism where we conduct research into cutting-edge offensive and defensive technologies for the purpose of simulated penetration tests on our AI infrastructure.

Cybersecurity for business operations

We continuously monitor our information systems and network environments to swiftly identify risks and adapt our response strategies. Our approach to cybersecurity is defense-in-depth and trusted management. In accordance with the Alibaba Group Security Management Policy for the Software Supply Chain and the Supplier Security Requirements, we conduct security reviews for suppliers and third-party software. These reviews start from initial vetting and cover the software lifecycle from deployment and incident response to decommissioning.

Defense-in-depth

- **Endpoint security：** We deploy security measures such as endpoint detection and response, protection against data leakage, admission control, access control, and client hardening.
- **Gateway security：** We deploy security measures such as protection against distributed denial-of-service attacks, web application firewalls, and bastion hosts[3] to defend against external malicious attacks.
- **Application and host security：** We embed automated scans into the development phase, deploy runtime application self-protection as well as dynamic monitoring, and conduct routine penetration testing to continuously shrink the attack surface.
- **Storage security：** We deploy security measures such as data encryption, regular backup, and access control.

Trusted management

We have established a trusted system that covers identity management, strict authorization, and behavioral auditing. Continuous operational monitoring mitigates the risks of unauthorized access and data leakage, significantly bolstering overall defensive resilience.

Cybersecurity risk management

We have established a cybersecurity risk management mechanism centered on risk identification, incident response, and security communication to drive continuous improvements in our risk-handling capabilities.

Risk identification and assessment

We regularly identify cybersecurity risks via asset stocktaking, vulnerability scanning, penetration testing, threat intelligence collection, and employee reporting. Once detected, risks are routed by the security operations team to security experts for confirmation before being assigned to R&D teams for remediation. Following remediation, security experts verify the fixes and conduct a post-mortem analysis. Risks are classified and tiered, with major ones reported to regulatory authorities as required by law.

Bug bounty mechanism

By engaging the white-hat ecosystem[4] and running bug bounty programs, we tap into external expertise to fill our internal gaps in security risk identification. In FY2026, we hosted our inaugural Global AI Security Challenge, gathering over 3,000 technical professionals to conduct tens of thousands of adversarial simulations across real-world scenarios. These efforts validated the intrinsic security of our models, revealed risks in practical applications, and stress-tested our security guardrails.

3. A bastion host is a specialized server used for secure operation and maintenance management, acting like the system's "security guard".
4. A white hat is an external security researcher who assists in identifying system vulnerabilities via authorized channels.

Incident response and drills

In accordance with the Alibaba Group Network Security Emergency Response Specification and the Alibaba Group Cybersecurity Incident Reporting Guidelines, we have established a cybersecurity incident response mechanism covering the entire process, from incident reporting and severity classification to contingency plan execution and emergency handling. After incidents are resolved, we conduct a post-mortem analysis to pinpoint root causes, assign accountability, and formulate remediation plans.

We conduct regular cybersecurity drills based on actual business needs. In FY2026, we organized nine such drills. The Alibaba Group Infrastructure Security Management Specifications requires high availability for infrastructure and regular drills for verifying business continuity. In FY2026, we upgraded our drill methodology from simulated traffic disruptions to physical network disconnections. During building-level drills conducted at our major data centers in Zhangbei and Nantong, business operations recovered within minutes. We address identified issues via targeted remedies and are gradually incorporating building-level disaster recovery into the design of new data centers.

Security communication and notification

We have established security communication channels, including regularly published internal newsletters, monthly reports, and security seminars, to keep our businesses informed about compliance requirements and risk dynamics regarding cybersecurity, data security, and privacy protection. Furthermore, we encourage employees to report potential risks or violations via multiple channels, such as the Security Response Center, dedicated mailboxes, and the internal Security Service Center. To share security information with external stakeholders, we visit customers and post announcements on our official website.

Security bulletin

Alibaba Cloud runs a security bulletin on its official website to issue announcements about product security issues or industry-wide risks that may impact customers. These announcements are categorized into vulnerability advisories, security impact statements, risk alerts, and more.

Security training

We have established a staff-wide training system for cybersecurity, data security, and privacy protection. Both full-time employees and outsourced workers are required to undergo regular training and assessments on security policies, knowledge, and skills. They must pass the Code of Business Conduct examination, which includes a module on cybersecurity and data security. Furthermore, full-time employees, interns, and outsourced workers in technical roles must achieve an annual security redline certification.

We provide role-specific training. For Personal Information Protection Officers and legal staff as well as those involved in products and R&D, we provide training on data security and privacy protection. For security personnel, we offer cybersecurity training covering compliance management, risk management, and auditing. In FY2026, we organized 12 such targeted training sessions.

Furthermore, we have opened the Security Service Center to support self-directed learning. In FY2026, full-time employees and outsourced workers visited it over 4.15 million times.



Supervision and certification

Each year, we inspect cybersecurity compliance across our businesses in accordance with our cybersecurity management policy via interviews, operational data reviews, walkthrough tests, and red/blue teaming. Continuous monitoring for data dashboards provides a real-time view of security status and ensures closed-loop validation for identified vulnerabilities. Based on our newly released AI security management specifications, we launched AI security inspections across our businesses in FY2026 to assess the level of AI risks and the implementation of control strategies in office settings and production environments. In the fiscal year, we completed such inspections for our major businesses and drove necessary improvements.

Furthermore, we annually hire a third party to conduct an internal control audit, which tests the design and operating effectiveness of information technology general controls[5], covering policies, specifications, and incident response as well as the deployment of security measures such as access control. Such audits generate attested system and organization controls (SOC) reports, which Alibaba Cloud leverages to show cloud customers and other stakeholders our internal control measures as well as our expertise in and commitment to information security, service availability, and confidentiality.

5. These refer to the foundational controls of IT systems across access management, change management, and operation and maintenance (O&M) management.

Enhancing technology ethics

AI governance has emerged as a vital component of social responsibility. We are committed to developing responsible AI by building and refining a technology ethics governance framework. This makes social good an intrinsic mechanism for the development of technologies.

In response to the rapid iterations of AI technologies, we have established an AI governance structure benchmarked against international frameworks, including the Global Digital Compact and the Global AI Governance Initiative. Building on this foundation, each business explores responsible AI practices tailored to its specific characteristics in accordance with applicable laws and regulations. These practices are underpinned by the core principles of people-centricity, inclusion & integrity, privacy protection, safety & reliability, trustworthiness & controllability, and open co-governance.

Alibaba Group has established a Committee on Governance of Ethics in Science and Technology, and each business has instituted a standing body for technology ethics. As of March 31, 2026, we had released the Code of Governance of Ethics in Science and Technology of Alibaba Group, the Management Standards for the Ethics Review of Science and Technology of Alibaba Group, and the Alibaba Group Management Specifications for AI Technologies at the Group level. Each business formulates corresponding implementation rules based on its sectoral attributes and operational characteristics.

- **Management measures**
- **Capacity building for AI governance**
- **Building consensus for common development**

Management measures

We have established a management framework encompassing both models and applications.

Development and training

We embed technology ethics into the entire process of developing and training models. This effort is anchored in safety, compliance, and value alignment, with data quality serving as the foundation.



Source screening

We enforce multi-dimensional criteria for data intake, prioritizing reputable datasets with clear intellectual property rights and compliant origins. This is complemented by the gradual introduction and development of high-quality technology ethics datasets. To ensure data diversity, we curate a well-balanced mix of multiple data sources while adhering to compliance requirements for training data.

Data processing

We have established a multi-tier filtering mechanism that combines automated data cleaning with manual review. This mechanism identifies and rectifies content that exhibits discriminatory language or inappropriate values. By reducing the inclusion of risky data, we ensure the safety and compliance of training data at the source.

Standardized annotation

We clearly differentiate functional annotations from safety ones and enhance specialized training for annotators. To ensure the accuracy and consistency of annotation results, we have established multi-round cross-validation and safety evaluation mechanisms.

Safety alignment

We apply targeted safety interventions across all stages of model training, leveraging multi-stage preference optimization strategies to align models with human values and compliance requirements. This ensures that models can identify risky prompts and generate safe responses, ultimately internalizing safety capabilities as their behavioral guidelines.

Safety evaluation

We conduct safety evaluations across multiple dimensions, including risk types and attack methods. To address emerging threats, we regularly update our evaluation test bank. Safety optimizations are validated, creating a closed loop for management from problem discovery to safety enhancement.

Deployment and operation

Post-launch, we deploy operational safeguards for models and applications, covering content quality, content labeling, and user rights.



Content accuracy and safety

For deterministic issues in key domains, we have established an intervention mechanism and an omnimodal safety engine, applying content safety guardrails to user inputs and model outputs. Furthermore, we conduct product risk assessments to identify areas for improvement and optimize our defense strategies.

AI-generated content marking

We have established a dual content identification mechanism combining visible and invisible marks. Prominent "AI-generated" labels are attached to synthetic content, for instance, images and videos, as well as to user interfaces. Meanwhile, metadata-embedded invisible marks ensure the traceability of content. We enforce standardized management for these identifiers via product service agreements, platform announcements, and community rules, explicitly prohibiting users from maliciously tampering with or removing them.

User notification and feedback

Through public channels such as product service agreements, we disclose the limitations and usage norms of AI services to help users reasonably evaluate the capability boundaries of AI technologies. Furthermore, we provide readily available communication channels to promptly address complaints and feedback from users.

Continuous monitoring and optimization

We have established an operational monitoring mechanism for models and applications. It triggers timely alerts for anomalies to drive remediation and optimization. Furthermore, we archive all iterative update logs to inform the formulation of safety management strategies.

Technology ethics review

We have established a technology ethics review mechanism, which covers AI activities that may pose ethical risks to human dignity, public order, life, health, the eco-environment, and sustainable development. The review process includes stages such as risk identification, assessment, and inspection, applying appropriate procedures based on the technology type and the risk level. For the whole duration of AI activities, we continuously monitor changes in ethical risks. Recognizing the broad reach and limited traceability of open-source projects, we incorporate their model weights[6], datasets, and code into the review scope.

6. These are internal variables of models that determine how they process information and generate outputs.

Capacity building for AI governance

We have gradually developed AI governance capabilities covering dataset construction, behavioral guidelines, safety evaluations, guardrails, and application sandboxes.



At the 6th China AI Competition, Alibaba was awarded

Grade-A certificates

in three areas related to AI-generated content (AIGC): AIGC audio detection, AIGC video detection, and AIGC identifier extraction and traceability cases.

Datasets for technology ethics and behavioral guidelines for AI usage

We have developed a people-centric Chinese-language dataset for technology ethics, spanning 11 major dimensions and 36 fine-grained categories, complete with evaluation benchmarks. This dataset is being progressively embedded into our model training iterations.

We have established behavioral guidelines for using AI models and applications. These guidelines, which are open-source, transition AI safety from passive detection to active discipline, defining clear behavioral boundaries and establishing resolution mechanisms for conflicting instructions. Furthermore, we have introduced the concept of constructive safety alignment, which replaces outright refusals with guidance for low-risk queries. This preserves the general utility of models without compromising safety.

Safety evaluation and guardrails

We have introduced the S-Eval framework to establish a four-tier risk classification system that covers 102 risk categories across 8 dimensions. It has been adopted as a recommended evaluation suite by the evaluation platform OpenCompass. Building on this foundation, we have open-sourced the YuFeng-XGuard-Reason guardrail model. Unlike traditional guardrail models that merely yield binary "pass/block" conclusions, it generates risk attribution information to ensure that blocking decisions are traceable and auditable. Furthermore, it supports dynamic adjustments to safety policies during the inference process, enabling seamless adaptation to diverse business scenarios without retraining. With support for 25 languages, the model has delivered leading performance across multiple safety benchmarks.

Our native guardrail technology embeds safety detection into the inference process. This technology captures hidden intermediate states in real time to intercept harmful content before it is output, eliminating the exposure risks in traditional post-generation guardrails. This ensures that the safety capabilities of models evolve together with their semantic understanding. Our in-house PlugGuard and QwenGuard solutions significantly reduce false refusal rates without fine-tuning models. This bolsters safety in complex interactive scenarios.

AI marking and AIGC detection

We conduct ongoing research in AI marking technologies. As of March 31, 2026, we had been granted a cumulative total of 43 related patents. Notably, our invisible watermarking technology based on deep learning is robust and attack-resistant. Watermarks embedded with this technology can be extracted even if content is cropped, compressed, or format-converted.

At the 6th China AI Competition, Alibaba was awarded Grade-A certificates in three areas related to AI-generated content (AIGC): AIGC audio detection, AIGC video detection, and AIGC identifier extraction and traceability cases.

Sandbox for AI agents

The deep integration of AI agents into business scenarios poses novel security and ethical challenges. We have developed and open-sourced OpenSandbox, a general-purpose sandbox for AI agents. It delivers a full security solution for AI agents, spanning container isolation, network control, and resource constraints, to support enterprise-grade deployment. OpenSandbox has earned the Silver-level OpenSSF Best Practices Badge[7].

7. OpenSSF is a security foundation established by the Linux Foundation, the world's largest open-source tech organization. Its Best Practices Badge Program, which assesses the security and governance maturity of projects, offers certification at three levels: Passing, Silver, and Gold.

Building consensus for common development

AI governance is anchored in technical capabilities and institutional frameworks. It needs to be supported by organizational culture and ecosystem collaboration. At Alibaba, we make consistent efforts to foster a culture of technology ethics. To share best practices across the industry, we actively participate in standard-setting and academic partnerships.

Alibaba Cloud and DingTalk have achieved the

ISO 42001

AI Management System certification

Qwen large models were among the

first to achieve compliance certification under national standard

Culture building

Upholding a human-centric tech vision, we are committed to building a culture of technology ethics. Internally, we embed responsible AI principles into the professional competencies of our employees, ensuring compliance in the development and deployment of technologies. Externally, we help the public understand responsible AI via educational outreach and academic dialogue.

We offer AI compliance awareness training for key roles in R&D, algorithm development, product management, and compliance. Such training covers regulatory trends, algorithm transparency, privacy protection, and AI for good. It is delivered through seminars, knowledge quizzes, and compliance exams, embedding ethical awareness into concrete business practices. In FY2026, we hosted a thematic event, TECH Face-to-Face: AI for Good, where we invited internal and external experts for in-depth discussions on trustworthy AI and technologies for social impact. This event translated ethical awareness from an institutional requirement into a collective consensus.

AI Chaser

In collaboration with universities and industry partners, we have been running the educational series AI Chaser. Focusing on frontier AI technologies, ethical controversies, and sustainability, it demystifies complex technical concepts via expert livestreams, bite-sized educational videos, and insightful articles. As of March 31, 2026, it had hosted a cumulative total of 60 livestreams, which amassed over one million views. This initiative effectively lowers the barrier to understanding technologies and helps foster a society-wide consensus on responsible AI.

Multi-stakeholder co-creation

Under the principle of collaborative governance, we deeply engage in the development of frontier standards and play an active role in academic research. By translating our technical practices into a foundation for industry-wide compliance, we contribute to the construction of an open AI ecosystem.


浙江大学–阿里巴巴集团
人工智能安全联合实验室



Engaging in and leading the development of frontier standards and guidelines

GB 45438-2025: Cybersecurity Technology -- Labeling Method for Content Generated by Artificial Intelligence

GB/T 45654-2025: Cybersecurity Technology -- Basic Security Requirements for Generative Artificial Intelligence Service

GB/T 45909-2025: Cybersecurity Technology -- Implementation Guideline of Digital Watermarking Technology

TC260-PG-202512A: Cybersecurity Standard Practice Guidelines -- Detection of Content Generated by Artificial Intelligence -- Part 1: Framework

Collaboration on frontier technologies

- We have partnered with Tsinghua University to conduct joint research on agents and multimodal safety so that we can build a full-stack safety framework that spans from underlying models to the application layer.
- We have partnered with Zhejiang University to launch a joint laboratory for AI safety, aiming to drive technological breakthroughs and innovations in this field with higher quality and efficiency.
- We have worked with the Shanghai AI Laboratory to co-draft AI governance standards and contribute best practices in model evaluation and data cleansing. This drives the transition from single-point technical defenses to systemic ecosystem governance.

Appendix 1 ESG Key Performance Metrics Table

Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Total GHG emissions (Scopes 1, 2, and 3) [1,2,3]	**MtCO$_2$e**	**10,460,720**	**9,927,762**	**10,290,709**	**10,689,745**	**10,499,711**
Scope 1 emissions	MtCO$_2$e	510,369	540,575	398,668	488,189	332,126
Scope 2 emissions	MtCO$_2$e					
market-based	MtCO$_2$e	2,178,169	1,817,243	2,124,793	1,929,185	1,985,216
location-based	MtCO$_2$e		2,940,588	3,733,673	3,935,579	5,146,169
Scope 3 emissions [2,4]	MtCO$_2$e	7,772,182	7,569,944	7,767,248	8,272,371	8,182,369
Carbon offsets	**MtCO$_2$e**		**118,064**	**231,048**	**11,659**	**21,813**
Scope 1 carbon offsets	MtCO$_2$e		2,670	1,395	11,659	21,813
Scope 2 carbon offsets	MtCO$_2$e		0	0	0	0
Scope 3 carbon offsets	MtCO$_2$e		115,394	229,653	0	0
Net GHG emissions (after applying offsets) (Scopes 1, 2, and 3)	**MtCO$_2$e**	**10,460,720**	**9,809,698**	**10,059,661**	**10,678,086**	**10,477,898**
Scope 1 net emissions [5]	MtCO$_2$e	510,369	537,905	397,273	476,530	310,313
Scope 2 net emissions [5]	MtCO$_2$e	2,178,169	1,817,243	2,124,793	1,929,185	1,985,216
Scope 3 net emissions [5]	MtCO$_2$e	7,772,182	7,454,550	7,537,595	8,272,371	8,182,369
GHG emissions intensity (after applying offsets) (GHG emissions per unit of revenue in Scopes 1, 2, and 3) [3]	**MtCO$_2$e/million RMB of revenue**	**13.7**	**12.5**	**11.6**	**11.5**	**10.2**
Scope 1 emissions intensity	MtCO$_2$e/million RMB of revenue	0.7	0.7	0.5	0.5	0.3
Scope 2 emissions intensity	MtCO$_2$e/million RMB of revenue	2.8	2.3	2.4	2.1	1.9
Scope 3 emissions intensity	MtCO$_2$e/million RMB of revenue	10.2	9.5	8.7	8.9	8.0

1. We apply the principle of operational control to define the boundaries of this greenhouse gas inventory. It covers those greenhouse gas emissions categories in Scopes 1, 2, and 3 that are both significant for Alibaba in the fiscal year ended March 31, 2026 (FY2026) and measurable. The greenhouse gas categories covered in this inventory include carbon dioxide (CO$_2$), methane (CH$_4$), nitrous oxide (N$_2$O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF$_3$), and sulfur hexafluoride (SF$_6$). In the results of the inventory, five greenhouse gases, CO$_2$, N$_2$O, CH$_4$, HFCs, and SF$_6$, were found in this reporting period. Please refer to Appendix 3 for detailed Scope 3 emission inventory categories. (2) The total greenhouse gas emissions are the sum of Scope 1, Scope 2 (market-based) and Scope 3 (market-based).
2. In FY2026, emissions from electricity consumption in China were calculated using the electricity carbon dioxide emissions factors released by the Ministry of Ecology and Environment of the People's Republic of China in 2023. For other countries and regions, the calculation was primarily based on the electricity carbon dioxide emissions factors released by the International Energy Agency (IEA) in 2024.
3. In FY2026, we retroactively adjusted the environmental footprint of a logistics business acquired in the previous fiscal year. Given the availability of data, this adjustment only covered FY2025 data on emissions, energy, and packaging materials. Historical data prior to this period was not adjusted. Furthermore, in accordance with the principles of reporting scope comparability, data's public availability, and materiality, we defined the revenue base for calculating economic intensity data related to environmental metrics for FY2025 as the FY2025 revenue of Alibaba Group minus an estimated revenue amount of Sun Art for 11 months of FY2025, excluding the FY2025 revenue of the aforementioned logistics business.
4. Emissions for these metrics are calculated using the market-based method.
5. Net emissions are the difference between emissions and carbon offsets. This calculation method applies to Scope 1 emissions, Scope 2 emissions (market-based), and Scope 3 emissions (market-based).

Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Total GHG emissions reduction	**MtCO$_2$e**	**550,515**	**1,547,687**	**2,549,934**	**2,871,726**	**5,260,178**
Scope 1 emissions reduction	MtCO$_2$e		272	2,124	6,472	3,731
Scope 2 emissions reduction	MtCO$_2$e	550,515	1,147,151	1,624,075	2,021,782	3,191,370
Scope 3 emissions reduction	MtCO$_2$e		400,264	923,735	843,472	2,065,077
"Scope 3+" avoided emissions [6]	**MtCO$_2$e**	**44,184,795**	**67,238,344**	**75,306,608**	**83,890,613**	**101,798,126**
Total energy consumption [3]	**MWh**	**5,242,053**	**5,565,054**	**5,929,143**	**7,661,223**	**9,707,757**
Direct energy consumption	**MWh**	**1,591,653**	**1,639,234**	**933,096**	**885,635**	**383,927**
Direct energy consumption intensity (direct energy consumption per unit of revenue)	MWh/million RMB of revenue	2.1	2.1	1.1	1.0	0.4
Natural gas	Thousand m³	6,072	6,490	10,377	13,258	12,178
Liquefied petroleum gas	Ton	2.4	2.1	1.7	0.8	0
Diesel	Ton	126,673	130,180	67,954	61,187	20,671
Gasoline	Ton	190	261	283	508	290
Indirect energy consumption: pur chased electricity	**MWh**	**3,650,400**	**3,925,820**	**4,971,733**	**6,764,967**	**9,310,297**
Indirect energy consumption intensity: purchased electricity (indirect energy consumption per unit of revenue)	MWh/million RMB of revenue	4.8	5.0	5.7	7.3	9.1
Percentage of clean electricity	%		38.9	44.3	52.1	62.2
Indirect energy consumption: pur chased heat	**MWh**			**24,314**	**10,622**	**13,533**
Indirect energy consumption intensity: purchased heat (indirect energy consumption per unit of revenue)	MWh/million RMB of revenue			0.03	0.01	0.01
Renewable energy consumption	**MWh**	**365,193**	**749,656**	**1,208,528**	**2,118,021**	**3,241,884**
Average PUE of self-built data centers [7]	**/**	**1.247**	**1.215**	**1.200**	**1.190**	**1.187**
Average PUE of leased data centers [7]	**/**			**1.269**	**1.253**	**1.224**

6. In FY2026, we conducted a retrospective calculation of avoided emissions for previous fiscal years based on the Alibaba "Scope 3+" Avoided Emissions Implementation Guidelines.
7. PUE is the ratio of a data center's total energy consumption to the energy consumption of its IT equipment.



Environment	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Packaging [3]						
Total quantity of packaging	Ton			212,592	188,604	191,898
Packaging intensity	Ton/million RMB of revenue			0.2	0.2	0.2
Water resources						
Total water consumption	m³			11,907,041	13,479,552	17,464,161
Total water consumption intensity	m³/million RMB of revenue			13.7	14.5	17.1
Waste						
Total quantity of non-hazardous waste [8]	Ton			84,242	123,449	456,508
Non-hazardous waste intensity	Ton/million RMB of revenue			0.10	0.13	0.45
Total quantity of hazardous waste	Ton			1,389	640	1,467
Hazardous waste intensity	Ton/million RMB of revenue			0.0016	0.0007	0.0014

8. In FY2026, we enhanced data governance and management, which led to more complete data about waste for a few businesses.



Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Employment – Employee numbers [9]						
Total number of employees	People	134,804	129,394	123,153	124,320	131,462
Percentages of employees by gender						
Male	%		65.4	65.2	64.6	65.2
Female	%		34.6	34.8	35.4	34.8
Percentages of employees by age						
<=35	%		75.8	73.4	70.3	68.0
36-50	%		23.7	26.0	28.9	31.3
>50	%		0.5	0.6	0.8	0.7
Percentages of employees by work location						
Chinese mainland	%		84.9	86.6	86.8	88.5
Hong Kong, Macao, and Taiwan	%		0.9	1.1	1.1	1.0
Other countries and regions	%		14.2	12.3	12.1	10.5
Number of employees with physical disabilities	People	70	106	96	93	94
Percentage of women in management						
Management [10]	%	/	29.0	28.3	28.8	28.0
Senior management	%	50.0	25.0	30.0	37.5	28.6

9. The scope of employee data includes the full-time employees of all consolidated entities of Alibaba Group. In FY2025, the divestiture of Sun Art was completed and the divestiture of Intime was mostly completed. We also retrospectively adjusted the historical data, removing the data for Sun Art and Intime.
10. Management refers to employees who supervise and lead other full-time employees.

Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Employee turnover						
Total turnover rate	%		27.0	29.3	23.5	20.2
Percentages of employee turnover by gender						
Male	%		27.4	28.2	23.1	20.0
Female	%		26.2	31.4	24.3	20.6
Percentages of employee turnover by age						
<=35	%		27.9	30.2	24.9	22.4
36-50	%		24.0	26.4	19.9	15.0
>50	%		24.8	36.6	26.0	22.9
Percentages of employee turnover by work location						
Chinese mainland	%		26.7	26.7	22.4	19.1
Hong Kong, Macao, and Taiwan	%		24.9	22.3	24.4	22.3
Other countries and regions	%		29.1	45.3	31.8	28.3
Training and education [11]						
Average hours of training per employee	Hour	49.0	51.0	15.6	16.1	17.9
Average hours of training per employee by gender						
Male	Hour		54.0	16.1	17.9	19.9
Female	Hour		45.5	14.5	12.8	14.1
Average hours of training per employee by level						
Management	Hour		63.9	18.2	20.0	23.5
Non-management	Hour		48.5	15.1	15.4	17.0

11. The scope of statistics on employee training, health, and safety includes all full-time employees in the business groups and companies directly managed by Alibaba Group. Employee training refers to professional training, courses, lectures, and other educational activities that employees participate in via our learning platforms.

Social	Unit	Year ended March 31, 2022	Year ended March 31, 2023	Year ended March 31, 2024	Year ended March 31, 2025	Year ended March 31, 2026
Percentage of employees trained	%		96.9	83.3	82.2	84.7
Percentages of employees trained by gender						
Male	%		96.9	85.3	83.7	85.6
Female	%		96.8	79.5	79.4	83.0
Percentages of employees trained by level						
Management	%		97.9	87.5	85.6	86.9
Non-management	%		96.7	82.6	81.6	84.3
Employee health and safety [11,12]						
Number of work-related fatalities	People	0	1	2	0	0
Work-related fatality rate [13]	%	0	0.0009	0.0021	0.0000	0.0000
Number of work-related injuries	People	25	20	31	79	58
Number of workdays lost due to work-related injuries	Day	839	429	653	1,545	1,349
Work-related injury rate [14]	Number of work-related injuries/million working hours	0.11	0.09	0.16	0.41	0.30
Number of suppliers [15]		**5.33**	**4.48**	**6.23**	**4.16**	**4.71**
Chinese mainland	x 10,000	3.61	3.10	4.57	3.15	3.63
Other countries and regions	x 10,000	1.72	1.38	1.66	1.01	1.08

12. The data about work-related injuries and fatalities among employees is based on records maintained by the human resources team and verified by local authorities.
13. Work-related fatality rate = (Number of work-related fatalities / Total number of employees) * 100%
14. Work-related injury rate = (Number of work-related injuries / Total number of working hours) * 1,000,000
15. Suppliers refer to those that maintained active business relationships with our major businesses in FY2026. Regional information for suppliers is based on their registered locations, rather than locations where they conduct operations for Alibaba.

Appendix 2 ESG Data Verification Statement

Bureau Veritas Certification

ESG ENVIROMENTAL DATA VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification (Beijing) Co., Ltd (BVC China) was engaged to conduct an independent verification of the environmental data in ESG report of Alibaba Group Holding Limited ("Alibaba Group") registered in Offices of Trident Trust Company (Cayman) Limited, Fourth Floor, One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands for the period stated below. This Verification Opinion applies to the related information included within the scope of work described below.

The determination of the environmental data is responsibility of Alibaba Group. BVC China's responsibility was to provide independent verification on the accuracy of those data reported, and the underlying systems and processes used to collect, analyze, and review the information.

Boundaries of the reporting company covered by the verification:
- Operational Control
- Headquarter and Branches, Worldwide

Period covered by this verification:
- April 1, 2025 to March 31, 2026

Level of Assurance:
- Reasonable
  (Except "scope 3+" avoided emissions, which is a limited assurance level)

Verification Methodology:
- Interviews with relevant personnel of Alibaba Group
- Review of documentary evidence produced by Alibaba Group
- Review of Alibaba Group's data and information systems and methodology for data collection, aggregation, and analysis, and
- Audit of samples of data used by Alibaba Group to determine those environmental data

Assurance Opinion:
Based on the process and procedures conducted, in our opinion, Alibaba Group has established appropriate systems for the collection, aggregation and analysis of quantitative data for determination of those environmental data for the stated period and boundaries. The data are reliable.

Statement of independence, impartiality, and competence:
The Bureau Veritas Group is an independent professional services company that specializes in Quality, Health, Safety, Social and Environmental management with over 190 years history in providing independent assurance services.
No member of the verification team has a business relationship with Alibaba Group, its Directors or Managers beyond that required of this assignment. We conducted this verification independently and to our knowledge there has been no conflict of interest.
The Bureau Veritas Group has implemented a Code of Ethics across the business to maintain high ethical standards among staff in their day-to-day business activities.

Lead verifier: Ivy LIU
No.: EMI32111030
Version No.: No.1

Verification date: 21/04/2026 - 31/05/2026
Issue date: 14/06/2026

Signed on behalf of
Bureau Veritas Certification (Beijing) Co., Ltd.

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
Page 1 of 4

Bureau Veritas Certification

Verified Environmental Data List of Alibaba Group ESG Report
(GHG emissions related data)

Environmental data	Value	Unit	Verification criteria
Total GHG emissions [1] where:	**10,499,711**	ton CO_2e	• ISO 14064-1:2018 Specification with guidance at the organization level for quantification and reporting of greenhouse gas emissions and removals • ISO 14064-2:2019 Specification with guidance at the project level for quantification, monitoring and reporting of greenhouse gas emission reductions or removal enhancements • ISO 14064-3:2019 Specification with guidance for the verification and validation of greenhouse gas statements • GHG Protocol A Corporate Accounting and Reporting Standard • GHG Protocol Corporate (and Value Chain-Scope 3) Accounting and Reporting Standard • Methodological tool: Tool to calculate the emission factor for an electricity system Version 5.0 • Grid connected renewable electricity generation Version 18.0
Scope 1 GHG emissions	332,126		
Scope 2 GHG emissions (Market-based)	1,985,216		
Scope 2 GHG emissions (Location-based [2])	5,146,169		
Scope 3 GHG emissions [3]	8,182,369		
Total GHG offsets [4] where:	**21,813**		
Scope 1 GHG offsets	21,813		
Total net GHG emissions [5] where:	**10,477,898**		
Scope 1 net GHG emissions	310,313		
Scope 2 net GHG emissions	1,985,216		
Scope 3 net GHG emissions	8,182,369		
Total net GHG emissions intensity [6] where:	**10.2**	ton CO_2e/ million RMB revenue	
Scope 1 net GHG emissions intensity	0.3		
Scope 2 net GHG emissions intensity	1.9		
Scope 3 net GHG emissions intensity	8.0		
Total GHG emissions reduction [7] where:	**5,260,178**	ton CO_2e	
Scope 1 GHG emissions reduction	3,731		
Scope 2 GHG emissions reduction	3,191,370		
Scope 3 GHG emissions reduction	2,065,077		
"Scope 3+" avoided emissions [8]	**101,798,126**		

Note:

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
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Bureau Veritas Certification

Verified Environmental Data List of Alibaba Group ESG Report
(Energy consumption and packaging related data)

Environmental data	Value	Unit	Verification criteria
Total energy consumption Where:	**9,707,757**	MWh	• International Standard on Assurance Engagements ISAE 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information
Direct energy consumption	**383,927**	MWh	
Natural gas consumption	12,178	Km³	
Diesel consumption [1]	20,671	ton	
Gasoline consumption	290	ton	
Direct energy consumption intensity [2]	0.4	MWh/million RMB revenue	
Indirect energy consumption: Electricity	**9,310,297**	MWh	
Indirect energy consumption intensity [2]: Electricity	9.1	MWh/million RMB revenue	
Indirect energy consumption: Heat	**13,533**	MWh	
Indirect energy consumption intensity [2]: Heat	0.01	MWh/million RMB revenue	
Renewable energy consumption	**3,241,884**	MWh	
The proportion of clean electricity for Alibaba Group [3]	**62.2**	%	
The proportion of clean electricity use for the self-built data centers of Alibaba Cloud [4]	73.6	%	
The proportion of clean electricity use for the leased data centers of Alibaba Cloud [5]	40.8	%	
The proportion of clean electricity within operational control under Cainiao [6]	33.3	%	
The proportion of clean electricity within operational control and in its value chain under Administrative Line (Qincheng Intelligent Space) [7]	69.3	%	
The average power usage effectiveness for the self-built data centers of Alibaba Cloud (PUE) [8]	**1.187**	\	
The average power usage effectiveness for the leased data centers of Alibaba Cloud (PUE) [9]	**1.224**	\	
Progress in GHG emissions per unit area for Alibaba Group's self-used office campuses compared to previous fiscal year [10]	**-34.5**	%	
Packaging weight	**191,898**	ton	
Packaging intensity [2]	0.2	ton/million RMB revenue	
Reducing, recycling and reusing packaging [11]			
Saved packaging materials by packing algorithms	10,200	ton	
Number of packages by verified minimalistic packaging solutions tailored	157,746,628	packages	
Saved packaging materials by verified minimalistic packaging solutions tailored	34,695	ton	
Number of packages by verified ships in own container (SIOC)	508,076,979	packages	
Saved packaging materials by verified ships in own container (SIOC)	117,657	ton	
Saved packaging materials by electronic packing list	4,516	ton	
Saved packaging materials by optimizing way bill designs	5,834	ton	
Number of packages by verified reusing old cardboard boxes in the warehouses	24,598,600	packages	
Saved packaging materials by reusing old carton boxes in the warehouses	8,998	ton	
Saved packaging materials by reusing recycled boxes	7,379	ton	

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
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Bureau Veritas Certification

Verified Environmental Data List of Alibaba Group ESG Report
(Water and Waste related data)

Environmental data	Value	Unit	Verification criteria
Total water consumption [12]	**17,464,161**	ton	• International Standard on Assurance Engagements ISAE 3000 (Revised), Assurance Engagements Other than Audits or Reviews of Historical Financial Information
Water consumption intensity [2]	17.1	ton/million RMB revenue	
Others			
Circulating water usage of Administrative Line (Qincheng Intelligent Space)	58,471	ton	
Circulating water usage of Alibaba Cloud	135,858	ton	
The average water usage effectiveness for the self-built data centers of Alibaba Cloud (WUE) [13]	1.198	L/kWh	
The average water usage effectiveness for the self-built data centers which mainly use air cooling architecture of Alibaba Cloud (WUE) [14]	0.205	L/kWh	
The average water usage effectiveness for the self-built data centers which mainly use water cooling architecture of Alibaba Cloud (WUE) [15]	1.799	L/kWh	
Total non-hazardous waste quantity [16]	**456,508**	ton	
Non-hazardous waste intensity [2]	0.45	ton/million RMB revenue	
Total hazardous waste quantity [17]	**1,467**	ton	
Hazardous waste intensity [2]	0.0014	ton/million RMB revenue	

Note:
[1] Diesel consumption for some logistics is estimated;

Certification body address: Room 02, 9 / F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this opinion may be obtained by consulting the organization.
To check this opinion validity please call: +86 10 59683663
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Bureau Veritas Certification

GHG EMISSIONS REDUCTION VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification

Verified GHG Emissions Reduction List

Bureau Veritas Certification

Bureau Veritas Certification

"SCOPE 3+" AVOIDED EMISSIONS VERIFICATION OPINION

is awarded to

Alibaba Group Holding Limited

Bureau Veritas Certification

Verified "Scope 3+" Avoided Emissions Data List

Bureau Veritas Certification

Bureau Veritas Certification

INDEPENDENT ASSURANCE STATEMENT

Objective of Work

Bureau Veritas Certification (Beijing) Co., Ltd. (hereinafter referred to as "Bureau Veritas") has been engaged by Alibaba Group Holding Limited (hereinafter referred to as "Alibaba") to perform a limited assurance engagement (hereinafter referred to as "this engagement") on the sections containing climate-related information disclosure (the "Subject Matter") in the "2026 Alibaba Environmental, Social and Governance (ESG) Report" (hereinafter referred to as "the Report"). This statement applies to information contained within the scope described below.

Alibaba is solely responsible for the climate-related information disclosure contained in the Report. Our sole responsibility is to provide independent verification of the accuracy of information contained within the Subject Matter.

Scope of Assurance

Alibaba has requested that Bureau Veritas's independent assurance cover the following:

- Climate-related information disclosure in the "2026 Alibaba Group ESG Report" (including the "Addressing Climate Change" section and its cross-referenced sections)
- 2026 fiscal year Alibaba Group risk assessment materials (including management systems, interview notes, risk inventories, etc.)
- 2026 fiscal year Alibaba Group physical risk and transition risk assessment reports, including supporting documentation and evidence
- 2026 fiscal year Alibaba Group climate adaptation and mitigation action documentation and process control files.

Reporting Standards

The selected information has been prepared in accordance with standards and methodologies established by Alibaba, with relevant references as follows:

- The "Environmental, social and governance reporting code" Part D: Climate-Related Disclosure, issued by the Stock Exchange of Hong Kong Limited
- "IFRS Sustainability Disclosure Standard 2—Climate-Related Disclosures," issued by the International Sustainability Standards Board (ISSB)

Limitations and Exclusions

The following matters are excluded from the scope of this engagement:

- Information related to activities outside the reporting verification period
- Position statements (Alibaba's views, corporate culture, objectives, or expressions of future intentions) and future commitment statements
- Financial data and information independently audited by third parties

The following limitations should be noted:

- This limited assurance engagement is based on risk-oriented sampling data and is subject to inherent sampling limitations;
- The reliability of reported data depends on the accuracy of on-site data collection and monitoring arrangements; however, not all information has been verified through on-site sampling;
- This statement does not provide assurance that all possible errors, omissions, or misstatements have been detected.

Level of Assurance: Limited Assurance

Assurance Standards

1. In accordance with "International Standard on Assurance Engagements(ISAE) 3000 (Revised)—Assurance Engagements Other Than Audits or Reviews of Historical Financial Information," issued by the International Auditing and Assurance Standards Board (IAASB), and "Hong Kong Standard on Assurance Engagements 3000 (Revised)"(HKSAE 3000), issued by the Hong Kong Institute of Certified Public Accountants (HKICPA);

Certification body address: Room 02, 9/F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this statement may be obtained by consulting the organization.
To check this statement validity please call: +86 10 59683663

Page 1 of 2

Bureau Veritas Certification

2. With reference to "International Standard on Sustainability Assurance 5000" (ISSA 5000), issued by the IAASB, and "Hong Kong Standard on Sustainability Assurance 5000—General Requirements for Sustainability Assurance Engagements" (HKSSA 5000), issued by the Hong Kong Institute of Certified Public Accountants(HKICPA).

Summary Methodology

As part of the independent assurance, the Bureau Veritas assurance team executed the following procedures:

1. Conducted on-site visits to Alibaba's headquarters and interviewed relevant personnel to understand the reporting process, including management's review of the assessment results of material climate-related risks and opportunities;
2. Performed substantive testing of source documentation for disclosure statements in the governance, strategy, risk management, metrics and targets sections based on sampling;
3. Through interviews with Alibaba's external experts, reviewed the reasonableness of key assumptions and assessment results presented in the 2026 fiscal year climate risk and opportunity assessment;
4. Reviewed the consistency of climate-related information disclosure content with the selected reporting standards and the presentation of qualitative and quantitative content in the Report and the disclosure content of the Subject Matter.

Our verification work follows Bureau Veritas's standard procedures for external verification of non-financial reports, which represent current best practices in independent verification. Verification activities were planned, performed, and conclusions were drawn on the basis of a reasonable, non-absolute foundation as determined by Bureau Veritas.

Conclusions

Based on our methodology and the procedures performed as described above, our opinion is as follows:

- We have not identified any instances where Alibaba has failed to prepare and present the Subject Matter fairly in all material respects in accordance with the reporting standards;
- The Subject Matter provides a fair and objective description of Alibaba's climate-related information disclosure for the reporting period.

However, the following matter should be noted:

The disclosure in the Report regarding the potential business impact and potential financial impact arising from climate risks and opportunities is based on assessment results from core business divisions within the Alibaba Group and contains a degree of uncertainty.

Statement of independence, impartiality and competence

Bureau Veritas is an organization with a history of over 190 years, providing independent verification services in the fields of quality, environment and occupational health and safety, and social responsibility. The members of the verification team have no conflicts of interest or other relationships with the client, Alibaba, and the verification activities are conducted independently and impartially. Bureau Veritas has implemented business ethics standards across all business operations, and employees maintain high ethical standards in their daily business activities.

Fanny Zou
Director of Greater China Region
Bureau Veritas Certification (Beijing) Co., LTD
06/15/2026

William Cai
Assurance Team Leader
Bureau Veritas Certification (Beijing) Co., LTD
06/08/2026

Certification body address: Room 02, 9/F, West Office Building 1, Oriental Economic and Trade City, Oriental Plaza, No.1 East Chang'an Street, Dongcheng District, Beijing, China. 100738
Further clarifications regarding the verification scope of this statement may be obtained by consulting the organization.
To check this statement validity please call: +86 10 59683663

Page 2 of 2



Ernst & Young Hua Ming LLP
Level 17, Ernst & Young Tower
Oriental Plaza, 1 East Chang An Avenue
Dongcheng District
Beijing, China 100738

安永华明会计师事务所（特殊普通合伙）
中国北京市东城区东长安街1号
东方广场安永大楼17层
邮政编码: 100738

Tel电话: +86 10 5815 3000
Fax传真: +86 10 8518 8298
ey.com

Independent Practitioner's Assurance Report

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

To the Board of Directors of Alibaba Group Holding Limited:

Scope

We have been engaged by Alibaba Group Holding Limited (the "Company") to perform a 'limited assurance engagement,' as defined by International Standards on Assurance Engagements, here after referred to as the engagement, to report on ESG Key Performance of the Company as listed below (the "Subject Matter") and included in the Alibaba's FY2026 Environmental, Social and Governance Report (the "ESG Report") as of 31 March 2026 and for the period from 1 April 2025 to 31 March 2026 (the "Period").

The Subject Matter

Employment and Labor Practices

As of 31 March 2026, the following policies adopted by the Company:

- Alibaba Group Code of Business Conduct;
- Alibaba Group Employee Rights Code; and
- Alibaba Group Code of Conduct Against Sexual Harassment.

As of 31 March 2026 and for the Period:

- Total workforce by gender, employment type (i.e. full-time), age group and geographical region; and
- Employee turnover rate by gender, age group and geographical region.

Health and Safety

As of 31 March 2026, the following policies adopted by the Company:

- Environment, Health and Safety Policy; and
- Alibaba Group Specifications for Handling ESU Incidents.

1



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Health and Safety (continued)

For the Period, the following practices and programs implemented by the Company:

- Risk map;
- Monitoring and surveillance for key locations and high-risk activities;
- Pinpoint hazards during operation;
- Classify safety risks during operation;
- First-aid Responder training program;
- Contingency plans;
- Emergency response for office campuses; data centers and logistics facilities;
- Professional counseling on physical and mental health; and
- Wellness activities.

For the Period:

- Number and rate of work-related fatalities occurred; and
- Number of lost days due to work-related injury.

Development and Training

For the Period, the following trainings conducted by the Company:

- DARE Leadership Program;
- AI Wendao Portal;
- What Managers Should Know;
- "Xiakexing"; and
- "Centennial Alibaba".

For the Period:

- The percentage of employees trained by gender and employee category; and
- The average training hours completed per employee by gender and employee category.

2



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Labor

As of 31 March 2026, the following policies adopted by the Company:

- Alibaba Group Guidelines on Handling Child and Forced Labor Incidents

Supply Chain Management

As of 31 March 2026, the following policies adopted by the Company:

- Alibaba Supplier ESG Code of Conduct;
- The Alibaba Group Security Management Policy for the Software Supply Chain;
- The Supplier Security Requirements;
- Alibaba Group Holding Limited Supplier Compliance Management Specifications; and
- Honesty and Integrity Agreement.

For the Period, the following practices and programs implemented by the Company:

- Supplier onboarding mechanism;
- Supplie selection mechanism;
- Supplier assessment mechanism;
- Supplier consequence management mechanism;
- Supplier risk management process;
- Supplier ESG management process;
- Supplier ESG risk monitoring system;
- Taobao Instant Commerce food merchant onboarding standards;
- PUE management for Alibaba Cloud's leased data centers; and
- Requirements for the share of clean electricity for Alibaba Cloud suppliers.

As of 31 March 2026:

- Number of suppliers of the Company by geographical region.

3



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Product Responsibility

As of 31 March 2026, the following policies adopted by the Company:

- Detailed Rules of Alibaba Group for External Data Disclosure;
- Taobao Specifications for Marketplace Management and Violation Handling;
- Taobao Specifications for Product Quality Spot Checks;
- Tmall General Code of Conduct for Product Quality Spot Checks;
- Tmall Marketplace Management Specifications;
- AliExpress Rules for Product Quality Spot Checks;
- AliExpress Intellectual Property Rights Protection Policy;
- Food Safety Management Specifications;
- Food Safety Management Specifications for Food Delivery Services;
- Alimama Compliant Marketing Policy;
- Alimama Specifications for Managing Violations;
- Quanzhantui Onboarding Requirements;
- Global AliExpress Seller Basic Rules (Violation and Penalty Rules);
- Cloud Intelligence Group Stability Management Policy;
- Alibaba Cloud Product Service Agreement;
- Alibaba Cloud User Agreement;
- Alibaba Cloud Quality Standard for the After-sales Service Team; and
- Alibaba Cloud Policy on Disciplinary Actions for Violations on the After-sales Service Team.

4



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Product Responsibility (continued)

For the Period, the following practices and programs implemented by the Company:

- Alibaba Anti-Counterfeiting Alliance;
- Entry point for compliant and follow-up process;
- Taobao Instant Commerce Compliant Channel;
- Taobao and Tmall Return and Exchange Service;
- AliExpress Return and Exchange Service;
- Taobao and Tmall Group Intellectual Property Protection Platform;
- Alibaba International Digital Commerce Group Intellectual Property Protection Platform;
- Visual dashboard for quality related data of Taobao and Tmall;
- Taobao Instant Commerce food safety identification and alert;
- Risk Labels of Taobao and Tmall Products;
- Taobao Instant Commerce food safety targeted spot checks;
- Quality Issues Remediation of Alibaba E-commerce Platforms;
- Taobao Instant Commerce product monitoring and quality spot checks;
- Privacy module in apps;
- A list of collected personal information;
- A list of shared personal information; and
- "Simplified Privacy Policies"

For the Period:

- Number of complaints received on the Taobao and Tmall platforms and how they were dealt with;
- Number of complaints received by Alibaba Cloud and how they were dealt with;
- Number of recall incidents experienced in Tmall Supermarket;
- Number of recall incidents experienced in Freshippo; and
- Number of recall incidents experienced in Alibaba Health.

5



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

The Subject Matter (continued)

Anti-corruption

As of 31 March 2026, the following policies adopted by the Company:

- Alibaba Group Code of Business Conduct;
- Alibaba Group Anti-Bribery and Anti-Corruption Policy; and
- Alibaba Group Gift Handling Rules.

For the Period, the following measures adopted and implemented by the Company:

- Channels for reporting corruption.

For the Period, the following training conducted by the Company:

- Anti-corruption training for the members of the Board of Directors; and
- Anti-corruption training for employees.

For the Period:

- Number of concluded legal cases regarding corrupt practices brought against the Company or its employees and outcomes of such cases.

Community Investment

For the Period, the following program implemented by the Company:

- "Three Hours for a Better World"; and
- "Cloud for Youth Program".

For the Period:

- Total employee volunteer service hours; and
- Amount of donation made by Alibaba Group to the Alibaba-initiated charitable Foundation.

6



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Scope (continued)

Other than as described in the preceding paragraph, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Report, and accordingly, we do not express a conclusion on this information.

Criteria applied by the Company
In preparing the Subject Matter, the Company applied "B. Social of Subject Areas, Aspects, General Disclosures and KPIs" in C2 - Environmental, Social and Governance Reporting Code issued by the Stock Exchange of Hong Kong Limited and criteria as defined and disclosed in the ESG Report (the "Criteria").

Inherent limitations
The accuracy and completeness of the Subject Matter, including other non-financial information, is subject to inherent limitations given their nature and methods used for determining, calculating and estimating such information. Our assurance report should therefore be read in conjunction with the footnotes in the main text and Appendix 1 ESG Key Performance Metrics Table of the ESG Report.

The Company's responsibilities
The Company's management is responsible for selecting the Criteria, and for presenting the Subject Matter in accordance with that Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records and making estimates that are relevant to the preparation of the Subject Matter, such that it is free from material misstatement, whether due to fraud or error.

EY's responsibilities
Our responsibility is to express a conclusion on the presentation of the Subject Matter based on the evidence we have obtained.

We conducted our engagement in accordance with the *International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information* ('ISAE 3000 (Revised)'), and the terms of reference for this engagement as agreed with the Company on 15 April 2026. Those standards require that we plan and perform our engagement to express a conclusion on whether we are aware of any material modifications that need to be made to the Subject Matter in order for it to be in accordance with the Criteria, and to issue a report. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risk of material misstatement, whether due to fraud or error.

We believe that the evidence obtained is sufficient and appropriate to provide a basis for our limited assurance conclusions.

7



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Our independence and quality management
We have maintained our independence and confirm that we have met the requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants, and have the required competencies and experience to conduct this assurance engagement.

EY also applies International Standard on Quality Management 1, *Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services engagements*, which requires that we design, implement and operate a system of quality management including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Description of procedures performed
Procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for a reasonable assurance engagement. Consequently the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Our procedures were designed to obtain a limited level of assurance on which to base our conclusion and do not provide all the evidence that would be required to provide a reasonable level of assurance.

Although we considered the effectiveness of management's internal controls when determining the nature and extent of our procedures, our assurance engagement was not designed to provide assurance on internal controls. Our procedures did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

A limited assurance engagement consists of making enquiries, primarily of persons responsible for preparing the Subject Matter and related information, and applying analytical and other appropriate procedures.

Our procedures included:
1) Conducted interviews with personnel to understand the business and reporting process;
2) Conducted interviews with key personnel to understand the process of collecting, collating and reporting on the Subject Matter during the Period;
3) Checked that the calculation criteria have been correctly applied in accordance with the methodologies outlined in the Criteria;
4) Undertook analytical review procedures of the quantitative disclosures in the Subject Matter to support the rationality of the data;
5) Verified the existence of policies, practices and programs in the Subject Matter; and
6) Tested, on a sample basis, underlying source information to check the accuracy of the data.

We also performed such other procedures as we considered necessary in the circumstances.

8



Independent Accountant's Assurance Report (continued)

Ernst & Young Huaming (2026) Zhuan Zi No. 70035576_B01
Alibaba Group Holding Limited

Conclusion
Based on our procedures and the evidence obtained, we are not aware of any material modifications that should be made to the Subject Matter as of 31 March 2026 and for the period from 1 April 2025 to 31 March 2026, in order for it to be in accordance with the Criteria.

Restricted use
Our responsibility in performing our procedures and reporting thereon is to the Company only and in accordance with terms of reference for this engagement as agreed with them. The report may not be suitable for another purpose. We do not therefore accept or assume any responsibility for any other purpose or to any other person or organization. Any reliance of any such third party may place on the report is entirely at its own risk.

Ernst & Young Hua Ming LLP
Beijing, China
15 June 2026

9

Appendix 3 Greenhouse Gas Inventory and Accounting Boundaries

This inventory covers Scopes 1, 2, and partial Scope 3 greenhouse gas emissions of Alibaba Group in FY2026 within the organizational and reporting boundaries. The types of greenhouse gases involved in this inventory include: carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3) and sulfur hexafluoride (SF_6). Through the inventory, five types of greenhouse gas emissions including CO_2, N_2O, CH_4, HFCs, and SF_6 are involved during the reporting period.

In accordance with ISO 14064-1: 2018 Specification With Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals, Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard, Greenhouse Gas Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard, ISO 14064-3: 2019 Specification with Guidance for the Verification and Validation of Greenhouse Gas Statements, and other applicable laws, regulations, and standards, we conducted an inventory of Alibaba's greenhouse gas emissions and removals during the inventory period (FY2026). Greenhouse gas emission activity data strictly meet the quality requirements of relevant primary and secondary activity data. The emission factors come from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories published by the Intergovernmental Panel on Climate Change (IPCC) in 2006 and the 2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories published in 2019, the 2019 China Energy Statistical Yearbook, and other authoritative references. All processes follow CEC's internal greenhouse gas emission inventory quality control procedures and strictly meet the requirements of the ISO 14064-3 standard.

The inventory is based on ISO 14064, IPCC guidelines, and other applicable laws and regulations. The details are shown below:

- ISO 14064-1: 2018 Specification with Guidance at the Organization Level for Quantification and Reporting of Greenhouse Gas Emissions and Removals
- ISO 14064-3: 2019 Specification with Guidance for the Verification and Validation of Greenhouse Gas Statements
- Guidelines for Accounting and Reporting Greenhouse Gas Emissions - China Public Building Operation Units (Enterprises) (Trial)
- Greenhouse Gas Protocol: Corporate Accounting and Reporting Standard (Revised Edition)
- Greenhouse Gas Protocol: Corporate Value Chain (Scope 3) Accounting and Reporting Standard
- 2006 IPCC Guidelines for National Greenhouse Gas Inventories
- 2019 Refinement to the 2006 IPCC Guidelines for National Greenhouse Gas Inventories
- Other applicable laws, regulations, and related standards

Scope	Emissions categories	Emissions sources
Scope 1: Direct emissions from company-owned and controlled resources	Stationary Emissions	Emissions from the use of natural gas and liquefied petroleum gas in boilers and cookware and the use of diesel in diesel generators
	Mobile Emissions	Emissions from the use of fuels such as diesel and gasoline in self-owned vehicles
	Fugitive Emissions	Emissions from leaking fire extinguishers
		Refrigerant leakage
		SF_6 leakage
Scope 2: Indirect emissions from the consumption of purchased electricity, heat, and steam	Purchased Electricity	Indirect emissions from electricity used by production equipment, auxiliary facilities, and daily use equipment
	Purchased Heat	Indirect emissions from heat used by production equipment, auxiliary facilities, and daily use equipment
	Purchased Cooling	Indirect emissions from cooling for production equipment, auxiliary facilities, and daily use equipment
Scope 3: Indirect emissions from other activities	Purchased Goods and Services	Packaging materials, logistics services (warehousing & distribution and ticket delivery), data center operations and maintenance services, paper-based receipts, posters, etc.
	Upstream Transportation and Distribution	Purchased transportation services
	Business Travel	Emissions from employees' business travel via airplanes, railways, coaches, taxis, etc.
	Employee Commuting	Emissions from employee commuting
	Upstream Leased Assets	Leased warehouses
	Downstream Leased Assets	Leased-out self-built campuses, malls, stadiums, and ticket machines
	Franchises	Cainiao Posts and Tmall campus stores
	Investment	Investments in TV plays and shows

Appendix 4 Stakeholder Engagement and Materiality Assessment

Stakeholder communication

Alibaba actively engages stakeholders. We fully recognize the extensive interconnections among our operations, the platform ecosystem, and stakeholders. Examples of our key stakeholders include consumers, employees, shareholders, investors, governments, and regulatory authorities as well as business partners and communities throughout the value chain and within the platform ecosystem.

We leverage diverse communication channels and methods to promptly address the concerns and expectations of various stakeholders, continuously optimizing our business operations and ESG practices. Through effective communication and constructive interactions with stakeholders, we obtain timely feedback, which we leverage to identify key sustainability-related risks and opportunities, strengthen our capabilities, implement improvement initiatives, and continuously enhance the quality and transparency of information disclosures.

We engage stakeholder groups primarily through the following channels:

Stakeholder groups	Communication channels
Consumers	Official social media interactions; 24/7 customer service hotlines; online and offline consumer surveys
Merchants and customers	Customer service hotlines; communication at the merchant backend; targeted surveys; merchant conferences and industry summits
Employees	Emails to all staff; communication meetings; posts on the intranet; communication mechanisms of ESG-related teams within business units; training activities and grievance mechanisms
Governments and regulatory authorities	Routine government engagement; thematic seminars; policy recommendations and co-development of industry standards
Shareholders and investors	Phone calls, face-to-face meetings, and company visits; corporate annual reports, quarterly reports, and announcements; daily reporting and communication on ESG-related issues; investor research
Value chain and platform partners	Regular training for suppliers and platform partners; ESG capability assessments and collaborations; supplier conferences and platform-hosted industry summits
Communities	Long-term philanthropic projects; daily media communications; official social media interactions; non-profit sector forums and events; volunteer activities

Materiality assessment

We consistently focus on ESG issues that have the greatest impact on our business operations, sustainable development, and stakeholders. In FY2026, we applied our established processes to assess and prioritize the materiality of key issues, updating our ESG materiality matrix accordingly to ensure that our sustainability strategy was closely aligned with external dynamics and stakeholder expectations.

Material issues identification

In accordance with the requirements set forth in the Hong Kong Stock Exchange's Environmental, Social and Governance Reporting Code and with reference to standards and frameworks such as IFRS S1 and S2 (inclusive of SASB Standards), the GRI Standards, the European Sustainability Reporting Standards (ESRS), and the SDGs, we have identified 21 material issues by incorporating mainstream rating metrics and industry benchmarking analyses.

Stakeholder participation

To gain deep insights into the perspectives and needs of various stakeholders, we have established routine engagement and survey mechanisms. Through multiple channels, including thematic seminars and in-depth interviews, we continuously gather internal and external feedback, which serves as a core input for our materiality assessment.

Priority matrix for material issues

We score and prioritize ESG issues based on the results of stakeholder surveys and interviews as well as our strategic goals and operational characteristics. This process culminates in a materiality matrix that serves as the core basis for defining our focus areas and priorities for ESG.



Materiality to Society, Economy and Environment

Very important

Generally important

Generally important

Very important

Materiality to Alibaba

Environmental

1. Climate change and carbon neutrality
2. Energy management
3. Resource circularity and waste management
4. Water management and utilization
5. Biodiversity and ecosystems

Social

6. Talent retention and management
7. Human and labor rights
8. Occupational health and safety
9. Diversity, equity, and inclusion
10. Products and service quality
11. Technology innovation
12. Technology ethics
13. Rural revitalization
14. Social and community contributions
15. Small and medium-sized enterprises development
16. Supply chain management
17. Privacy protection and data security
18. Intellectual property protection
19. Business ethics

Governance

20. Corporate governance
21. Risk management

Appendix 5 Climate Scenario Descriptions

	Physical risks [16]		Transition risks and opportunities	
Time horizon [17]	Short terms - through FY2027 Medium terms - through FY2031 Long terms - through 2050			
Database selection	IPCC Sixth Assessment Report (AR6) Shared Socioeconomic Pathways (SSP)		International Energy Agency (IEA)	
Scenario selection	SSP1-2.6	SSP3-7.0	Stated Policies Scenario (STEPS)	Net Zero Emissions Scenario (NZE)
Risks/Opportunities	**Acute** • Extreme heat • Extreme cold • Floods (including riverine floods, heavy rain floods, and coastal floods) • Tropical cyclones • Precipitation-induced landslides • Wildfires **Chronic** • Water stress and droughts		**Transition risks** • Policy and legal • Technology • Market • Reputation **Transition opportunities** • Resource efficiency • Energy sources • Products and services • Market	

16. Physical risk assessments follow World Meteorological Organization (WMO) standards, using data for the Baseline (covering 1985–2014), 2030 (covering 2015-2044), and 2050 (covering 2035-2064); transition risk and opportunity assessments use scenario data at five-year intervals from 2025 to 2050.
17. The short term refers to the period through the end of the current fiscal year, primarily aligned with Alibaba's annual operating plan, budget management, assessment, and disclosure cycles. The medium terms refers to the period through FY2031, primarily covering key milestones around 2030–including climate policies, energy transition, technological development, market demand, and Alibaba's medium-term planning and Scope 1, 2, and 3 Carbon neutrality targets. The long term refers to the period through 2050, primarily used to assess the structural impacts of long-term low-carbon transition, net-zero pathways, and the evolution of climate-related physical risks. We will continue to review the relevant time horizons and assessment judgments in light of the external environment, regulatory requirements, business developments, and data availability.

Appendix 6 Progress on the United Nations Global Compact

Alibaba became a signatory to the United Nations Global Compact (UNGC) in February 2021. Our CEO, Eddie Wu, hereby reiterates our support for the UNGC and its ten principles. We take a responsible, principles-based, and integrated approach as we strive to achieve the UN's development goals, conduct business in a responsible manner, become a strong, long-term partner of the UN, and fulfill our commitments to society.

Field	Principles	Corresponding chapters
Human rights	**Principle 1:** Businesses should support and respect the protection of internationally proclaimed human rights.	Supporting Our People - Diversity, equity, and inclusion
	Principle 2: Make sure that they are not complicit in human rights abuses.	
Labor	**Principle 3:** Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining.	Supporting Our People - Diversity, equity, and inclusion
	Principle 4: Eliminate all forms of forced and compulsory labor.	
	Principle 5: The effective abolition of child labor.	
	Principle 6: Eliminate discrimination in respect of employment and occupation.	
Environment	**Principle 7:** Businesses should support a precautionary approach to environmental challenges.	Protecting the Environment
	Principle 8: Undertake initiatives to promote greater environmental responsibility.	
	Principle 9: Encourage the development and diffusion of environmentally friendly technologies.	
Anti-corruption	**Principle 10:** Businesses should work against corruption in all its forms, including extortion and bribery.	Maintaining Business Integrity - Observing business ethics

Appendix 7 Report Indicator Index

Report Indicator Index				
Chapter	HKEX ESG Reporting Code	SASB	GRI	SDGs
Chapter 1 Standardizing Corporate Governance				
Special Page Strategies and approaches Results of our actions				
Board governance	Governance structure D-19		2-9, 2-10, 2-11, 2-12, 2-13, 2-14, 2-16, 2-17, 2-18	
Risk management				
ESG governance	Governance structure D-19		2-12, 2-13, 2-14, 2-16, 2-17, 2-22	

Report Indicator Index				
Chapter	**HKEX ESG Reporting Code**	**SASB**	**GRI**	**SDGs**
Chapter 2 Protecting the Environment				
Special Page Goals and progress Results of our actions Strategies and approaches	A1.5, A2.3, D-22-a-iv, D-23, D-28, D-37, D-38	CG-EC-130a.1 CG-EC-130a.3	305-5	6 CLEAN WATER AND SANITATION 7 AFFORDABLE AND CLEAN ENERGY 12 RESPONSIBLE CONSUMPTION AND PRODUCTION 13 CLIMATE ACTION 14 LIFE BELOW WATER 15 LIFE ON LAND
Addressing climate change	D-19-a-i, D-19-a-ii, D-19-a-iii, D-19-a-iv, D-19-b-i, D-19-b-ii, D-20-a, D-20-b, D-20-c, D-20-d, D-21-a, D-21-b, D-22-a-i, D-22-a-ii, D-22-a-iii, D-23, D-24-a, D-24-b, D-25-a-i, D-25-a-ii, D-25-b, D-25-c, D-26-a, D-26-b, D-27-a, D-27-b D-27-c	CG-EC-130a.3, CG-EC-410a.2	102-4, 102-5, 102-6, 102-7, 201-2	
Advancing carbon neutrality	A2.3, A2.4, B5.4, D-17, D-23, D-28-a, D-28-b, D-28-c, D-36	CG-EC-130a.3, CG-EC-410a.2	2-6, 302-4, 302-5, 308-1	
Conserving and restoring nature	A1, A1.6, A3.1, A2, A2.4, A3, A3.1, D-23	CG-EC-130a.3, CG-EC-410a.2	301-2, 301-3, 303-1, 303-2, 303-3, 303-4, 303-5, 304-2, 306-1, 306-2, 306-3, 306-4, 306-5	

Report Indicator Index				
Chapter	**HKEX ESG Reporting Code**	**SASB**	**GRI**	**SDGs**
Chapter 3 Supporting Our People				
Special Page Results of our actions Strategies and approaches			102-7	3 Good Health and Well-Being; 4 Quality Education; 5 Gender Equality; 8 Decent Work and Economic Growth; 10 Reduced Inequalities
Diversity, equity, and inclusion	B1, B1.1, B3, B7		2-7, 2-23, 405-1	
Talent acquisition and retention	B4, B4.1, B4.2		201-3, 401-2, 401-3, 408-1, 409-1	
Abundant opportunities for talent development	B1, B3		2-28, 404-2	
Employee health and vitality	B2, B2.3		403-1, 403-2, 403-3, 403-4, 403-5, 403-6, 403-7, 403-8	
Chapter 4 Providing Responsible Products for Consumers				
Special Page Results of our actions Strategies and approaches		CG-EC-000.A	418-1	3 Good Health and Well-Being; 10 Reduced Inequalities; 12 Responsible Consumption and Production
Creating a good consumer experience	B6, B6.1, B6.2, B6.4, B6.5	CG-EC-130a.3, CG-EC-000.B	417-1	
Building an inclusive, healthy digital life			2-28	

Report Indicator Index				
Chapter	**HKEX ESG Reporting Code**	**SASB**	**GRI**	**SDGs**
Chapter 5 Building Digital Intelligent Plat forms for Enterprise Customers				
Special Page Results of our actions Strategies and approaches	B6.3			8 DECENT WORK AND ECONOMIC GROWTH 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Developing responsible technologies	B6, B6.2	CG-EC-130a.3, CG-EC-000.B		
Building healthy, sustainable e-commerce platforms	B6.3	CG-EC-000.A		
Chapter 6 Giving Back to Society and Communities				
Special Page Results of our actions Strategies and approaches	B8, B8.1, B8.2		203-1	1 NO POVERTY 2 ZERO HUNGER 3 GOOD HEALTH AND WELL-BEING 4 QUALITY EDUCATION 5 GENDER EQUALITY 8 DECENT WORK AND ECONOMIC GROWTH 10 REDUCED INEQUALITIES 11 SUSTAINABLE CITIES AND COMMUNITIES 17 PARTNERSHIPS FOR THE GOALS
Participating in rural revitalization	B8.1, B8.2		203-1, 413-1	
Emergency relief	B8.1		413-1	
Leveraging technologies to tackle social challenges	B8.1		203-1	
Advancing entrepreneurship and employment	B8, B8.1, B8.2			

Report Indicator Index				
Chapter	HKEX ESG Reporting Code	SASB	GRI	SDGs
Chapter 7 Maintaining Business Integrity				
Special Page Results of our actions Strategies and approaches	B7		2-23, 2-24	
Observing business ethics	B7, B7.1, B7.2, B7.3		2-15, 2-23, 2-24, 2-25, 2-26, 205-1, 205-2, 205-3	
Strengthening supplier management	B5, B5.2, B5.3, B5.4		2-6, 308-1, 308-2, 414-1, 414-2	16 PEACE, JUSTICE AND STRONG INSTITUTIONS 17 PARTNERSHIPS FOR THE GOALS
Data security and privacy protection	B6, B6.5	CG-EC-220a.2, CG-EC-230a.1, CG-EC-230a.2		
Safeguarding cybersecurity				
Enhancing technology ethics				
Appendices				
Appendix 1 ESG Key Performance Metrics Table	A1.3, A1.4, A2.1, A2.2, A2.5, B1.1, B1.2, B2.1, B2.2, B3.1, B3.2, B5.1, D-28-a, D-28-b, D-28-c, D-29-C	CG-EC-130a.1, CG-EC-130a.2, CG-EC-330a.3	2-6, 2-7, 301-1, 302-1, 302-2, 302-3, 303-5, 305-1, 305-2, 305-3, 305-4, 305-5, 306-3, 401-1, 403-9, 403-10, 404-1	
Appendix 2 ESG Data Verification Statement			2-5	
Appendix 3 Greenhouse Gas Inventory and Accounting Boundaries	D-29-a, D-29-b-i, D-29-b-ii, D-29-d			
Appendix 4 Stakeholder Engagement and Materiality Assessment			2-6, 2-29, 3-1, 3-2, 3-3	
Appendix 5 Climate Scenario Descriptions	D-20-a, D-20-b, D-20-c, D-20-d, D-26-b			

Appendix 8 Definitions

Definitions that apply to the FY2026 ESG Report
Unless otherwise indicated by the context, these terms have the following meanings when they are used in this report:

Holding group: Alibaba Group Holding Limited.

In the fiscal year, this fiscal year: FY2026.

ESU incidents: Emergency Service Unit (ESU) incidents include: (1) incidents where the company suffers harm or is subject to threats because of factors in the external environment; and (2) incidents where internal operations and management cause substantial harm to the company or lead to an external negative impact.

4R circular economy: reduce-reuse-recycle-renewable resource transition (4R).

Emissions: greenhouse gas emissions. The types of greenhouse gases include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3), sulfur hexafluoride (SF_6), and more.

Emissions reduction: reduction in greenhouse gas emissions. The types of greenhouse gases include carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), nitrogen trifluoride (NF_3), sulfur hexafluoride (SF_6), and more.

GWP: global warming potential. It is a measure of how much heat a given mass of a greenhouse gas traps relative to the same mass of carbon dioxide, whose GWP is standardized as 1.

Equipment Brain: We digitalize campus infrastructure using the Internet of Things (IoT) and digital technologies. Occupancy data, weather conditions, and environmental parameters are then integrated to build an intelligent decision-making engine for the smart management of campus facilities and equipment.

Virtual power plant: an innovative energy management system that integrates and manages distributed energy resources and energy storage facilities to achieve centralized scheduling and optimization. It is similar to a physical power plant in the sense that it provides comprehensive energy services. Its major advantage is its ability to alleviate the supply-demand imbalance of electricity and promote the consumption of clean electricity.

Net emissions: A company's net emissions refer to its natural greenhouse gas emissions minus the amount of greenhouse gas emissions avoided via various decarbonization measures taken by the company, including reduction, removals, and offsets.

Net emissions intensity of the value chain: The net emissions intensity in the value chain refers to emissions per unit of revenue after the natural greenhouse gas emissions of our upstream and downstream partners in the value chain are lowered via various decarbonization measures, including reduction, removals, and offsets.

PUE: the ratio of a data center's total energy consumption to the energy consumption of its computing equipment.

WUE: the ratio of a data center's water consumption to its energy consumption.

Campus: Our campuses include Alibaba's self-used office campuses (self-built or leased), leased-out campuses, and so on.

Office campus: Our office campuses refer to campuses used for Alibaba's office operations, including both self-built office campuses and leased ones.

Low-carbon workplace practices: turning off lights in unoccupied areas, printing documents on both sides of the paper, taking the stairs, bringing personal cups to work, supporting the Clean Plate Initiative, recycling cardboard boxes and plastic bottles, etc.; low-carbon travel: opting for trains over airplanes, carpooling, and taking employee shuttles and the subway.

Reclaimed water: Non-potable water derived from wastewater treated to meet specific quality standards, suitable for domestic, municipal, and environmental applications, among others.

Packing algorithm: a computational method that suggests the optimal types, sizes, and designs of packaging boxes for specific items and shipping conditions, with the goal of minimizing the utilization of packaging materials and other consumables.

SIOC: Ships in Own Container, a practice where a shipping label is affixed directly onto the product's original box and eliminates the need for an extra outer box.

Electronic packing list: a digital document that replaces the paper packing list included in a package; it carries information such as the details and quantities of items inside.

GreenNet Program: Spanning multiple apps including Taobao, Xianyu, and Youku, this program is dedicated to converting inappropriate searches into compassionate legal awareness education.

Town hall: an open-forum meeting for information sharing and interactive Q&A between the management and all or a massive number of employees.

Family care leave: Our major businesses offer each employee seven fully paid working days of family care leave annually, allowing them more time to spend with family, relatives, and friends.

Parental leave: Employees with children under the age of three are entitled to a certain number of fully-paid parental leave days per calendar year, subject to the laws and regulations of our operating jurisdictions as well as our leave policy.

Long service leave: For every 10 years of service at the company, employees are granted 20 fully paid calendar days of long service leave.

EHS: environment, health, and safety management system.

First-aid Responder: Individuals who have completed our training and obtained first aid certificates from a professional organization such as the Red Cross Society of China or the American Heart Association (AHA) are certified as First-aid Responders.

Five-star store: To qualify for five-star status, a store must achieve a Real Experience Score of at least 4.8 while also ensuring that its sub-scores for product quality, logistics speed, and service assurance all reach 4.3 or above.

Annual active merchants: merchants that had sales in the fiscal year on the Taobao or Tmall platform. Annual active merchants that had a gross merchandise volume (GMV) of less than RMB1 million in the fiscal year are defined as micro-, small, and medium-sized merchants.

Emergency logistics: Emergency logistics refers to logistics services needed during natural disasters or public health emergencies such as pandemics.

Appendix 9 Important Legal Information

This report contains forward-looking statements. These statements are made under the "safe harbor" provision under Section 21E of the U.S. Exchange Act, and as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "aim," "estimate," "intend," "seek," "plan," "believe," "potential," "continue," "ongoing," "target," "goal," "is/are likely to" or other similar expressions. These statements include, among other things, those about our ESG strategies and the effectiveness of our ESG strategies and initiatives.

Forward-looking statements involve inherent risks and uncertainties. A number of factors, including those described in Alibaba's annual reports and other filings with the U.S. Securities and Exchange Commission and announcements on the website of the Stock Exchange of Hong Kong Limited, could cause actual results to differ materially from those contained in any forward-looking statement.

The forward-looking statements made in this report relate only to events or information as of the date on which the statements are made in this report and are based on current expectations, assumptions, estimates, and projections. Alibaba undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Information referenced in this report, including other Internet sites and third-party reports and publications, is not incorporated into this report. For the reader's convenience only, this document may provide the addresses of, or contain hyperlinks to, third-party websites. Alibaba has not reviewed such hyperlinks and takes no responsibility for the content therein.

The inclusion of information in this report should not be construed as a characterization regarding the materiality or financial impact (or potential impact) of that information. For more comprehensive information about our results and operations, including risks that could adversely affect our business, results of operations, or financial condition, please refer to our annual reports and other filings with the U.S. Securities and Exchange Commission and announcements on the website of the Stock Exchange of Hong Kong Limited.



Alibaba Group Holding Limited